As filed with the Securities and Exchange Commission on September 7, 2012
Registration No. 333-183357
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
AMENDMENT NO. 1 TO
FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act Of 1933
HEARTLAND FINANCIAL USA, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)
6022
(Primary Standard Industrial Classification Number
42-1405748
(I.R.S. Employer Identification No.)

1398 Central Avenue Dubuque, Iowa 52001 (563) 589-2100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John K. Schmidt Executive Vice President and Chief Operating Officer Heartland Financial USA, Inc. 1398 Central Avenue Dubuque, Iowa 52001 (563) 589-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas Martin, Esq.	John Knight, Esq.
Dorsey & Whitney LLP	Boardman & Clark LLP
50 South Sixth Street	1 South Pinckney Street, Fourth Floor
Minneapolis, MN 55402	Madison, Wisconsin 53701-0927
(612) 340-2600	(608) 257-9521
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.
Large accelerated filer ☐ Accelerated filer ☒     Non-accelerated filer ☐     Smaller reporting company ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐ Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED SEPTEMBER [ ], 2012

FIRST SHARES, INC.
PROPOSED MERGER-YOUR VOTE IS VERY IMPORTANT
Dear Shareholder:
We are pleased to report that the board of directors of First Shares, Inc. has unanimously approved a merger of First Shares into Heartland Financial USA, Inc. Before we can complete the merger, we must obtain the approval of the shareholders of First Shares. We are sending you this document to ask you to vote in favor of approval and adoption of the merger agreement. The First Shares Board of Directors Unanimously Recommends That You Vote “FOR” Approval and Adoption of the Merger Agreement.
In the merger, First Shares will merge with and into Heartland, and you will receive, as a shareholder of First Shares, both cash and shares of Heartland common stock for your shares of First Shares common stock, as described in more detail in the accompanying prospectus. Although the precise amount you will receive depends upon the financial condition of First Shares and the market price of Heartland common stock when the merger is completed, if we used the market price of Heartland for the thirty days ending September [ ], 2012 and our June 30 balance sheet, and assume transaction expenses of approximately [$240,000], severance costs of $368,000 and a reserve adjustment of [$130,000], we estimate that you would receive in the merger, for each share of First Shares common stock you hold, approximately [$ ] in cash and [ ] shares of Heartland common stock. Because the financial condition of First Shares and the market price for Heartland common stock will fluctuate prior to the merger, the actual consideration you will receive will be different from these amounts.
To complete the merger we must receive regulatory approvals and the First Shares shareholders must approve and adopt the merger agreement. First Shares will hold a shareholders' meeting to vote on this merger proposal. Your vote is important. Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions in accordance with the instructions contained in this document. If you do not vote, it will have the same effect as voting against the merger.
For a description of the significant considerations in connection with the merger and related matters described in this document, see “Risk Factors” beginning on page [ ].
We encourage you to read this entire document carefully. This proxy statement/prospectus gives you detailed information about the merger, and it includes a copy of the merger agreement as Appendix A.

Sincerely,

Dale Kretschmar
Chief Executive Officer and President of First Shares, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this prospectus is September , 2012.

FIRST SHARES, INC.
10 Keystone Parkway
Platteville, WI 53818
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 2, 2012
First Shares, Inc. will hold a special meeting of its shareholders at the home office of First National Bank of Platteville, 10 Keystone Parkway, Platteville, Wisconsin, at 11:00 A.M. local time on November 2 , 2012 to consider and vote upon the following matters:

•
a proposal to approve and adopt the Agreement and Plan of Merger between Heartland Financial USA, Inc. and First Shares, Inc. dated as of July 31, 2012, as it may be amended from time to time, pursuant to which First Shares will merge with and into Heartland Financial USA, Inc.; and

•	a proposal to approve the adjournment of the First Shares special meeting, if necessary or appropriate, to solicit additional proxies.
Upon completion of the merger, each share of First Shares common stock will be converted into cash and the right to receive shares of Heartland common stock. Your attention is directed to the proxy statement/prospectus accompanying this notice for a complete discussion of the merger. A copy of the merger agreement is included as Appendix A to the accompanying proxy statement/prospectus.
The board of directors has fixed the close of business on September 11 , 2012 as the record date for the First Shares special meeting. First Shares shareholders of record at such time are entitled to notice of, and to vote at, the First Shares special meeting or any adjournment or postponement of the special meeting.
The First Shares board of directors has unanimously approved the merger agreement and unanimously recommends that First Shares shareholders vote “for” approval and adoption of the merger agreement.
Holders of First Shares common stock who do not vote in favor of the merger agreement and who strictly comply with Subchapter XIII of the Wisconsin Business Corporation Law have the right to assert dissenters rights under that statute. For a description of the procedures that must be followed to make written demand for dissenters rights, see the copy of the statute which is attached as Appendix B. In addition, a summary of the procedures to be followed in order to obtain payment for dissenting shares is set forth under the caption “The Merger-Notice of Dissenters' Rights” in the attached proxy statement/prospectus.
Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy form in the enclosed self-addressed, stamped envelope. Any holder of First Shares common stock present at the special meeting may vote in person instead of by proxy and a proxy may be revoked in writing at any time before the special meeting. The presence of a shareholder at the special meeting will not automatically revoke that shareholder's proxy. A shareholder may revoke a proxy at any time prior to the voting of such proxy on any matter (without, however, affecting any vote taken prior to such revocation) by (i) filing with the Secretary of First Shares a written notice of revocation, (ii) delivering to First Shares a duly executed proxy bearing a later date, or (iii) attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point the shareholder may vote in person).

Sincerely,

Dale Kretschmar, Chief Executive Officer and President of First Shares, Inc.

Your vote is important. Please complete, sign, date and return your proxy form, whether or not you plan to attend the special meeting

REFERENCES TO ADDITIONAL INFORMATION
This document incorporates important business and financial information about Heartland from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document and other filings of Heartland by requesting them in writing or by telephone from Heartland at the following address:
Heartland Financial USA, Inc.
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Attention: Lois K. Pearce, Secretary
(Telephone (563) 589-2100)

You will not be charged for any of these documents that you request. First Shares shareholders requesting documents should do so by [     ] in order to receive them before the meetings.
See “Where You Can Find More Information” on page [__].
You should rely only on the information contained or incorporated by reference into this document to vote on the merger agreement. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated September [ ], 2012 . You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to First Shares shareholders nor the issuance by Heartland of common stock in connection with the merger will create any implication to the contrary.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

Q:	What Am I Being Asked To Vote On?

A:
First Shares shareholders are being asked to approve and adopt a merger agreement entered into between Heartland and First Shares. In the merger, First Shares will be merged with and into Heartland, with Heartland as the surviving corporation, and holders of First Shares common stock will receive a combination of cash and Heartland common stock in exchange for their shares of First Shares common stock.

Q:	Why Is The First Shares Board of Directors Recommending The Merger?

A:	The First Shares board believes that the merger is advisable, fair to and in the best interest of First Shares and its shareholders.

Q:	Why Is My Vote Important?

A:
The affirmative vote of the holders of at least two-thirds of the outstanding shares of First Shares is required to approve and adopt the merger agreement. Accordingly, if a First Shares shareholder fails to vote or abstains, this will have the same effect as a vote against approval and adoption of the merger agreement.

Q:	What Will I Receive For My First Shares Common Stock If The Merger Is Completed?

A:
You will receive a combination of cash and shares of Heartland common stock for your shares of First Shares common stock. The precise amount that you will receive depends upon the financial condition of First Shares, and on the market price of Heartland common stock when the merger is completed. If we used the market price of Heartland for the thirty days ending September , 2012, the last practicable trading day before the distribution of this document, and the financial condition of First Shares at June 30, 2012, and assume transaction expenses of approximately [$240,000], severance costs of $368,000 and a reserve adjustment of [$130,000], we estimate that a holder of First Shares common stock would receive, for each share of First Shares common stock held by such holder, approximately [$ ] in cash and [ ] shares of Heartland common stock. These amounts are expected to change prior to the time of the shareholders' meeting and completion of the merger.

Q:	When Do You Expect To Complete The Merger?

A:
We are working to complete the merger as quickly as possible. We cannot complete the merger until a number of conditions are satisfied, including approval of the merger by the First Shares shareholders and by the Federal Deposit Insurance Corporation. We expect to complete the merger in the last quarter of 2012, assuming these and other approvals are received.

Q:	Do I Have Appraisal Rights?

A:
Yes. Under Wisconsin law, First Shares' state of incorporation, First Shares shareholders have the right to assert dissenters rights and, rather than the merger consideration, demand the “fair value” of their shares. To do so, you must not vote in favor of the merger and must instead follow the procedures set forth below under “The Merger-Notice of Dissenters' Rights.” A copy of the Wisconsin statutes governing dissenters' rights is included as Appendix B. The “fair value” of the shares may be determined in a court-supervised proceeding and the court may conclude that fair value is greater than, equal to or less than the merger consideration.

One condition to Heartland's obligation to complete the merger is that the total number of dissenting shares of First Shares common stock cannot be more than 7.5% of the number of outstanding shares of First Shares common stock.
We encourage you to read the statutes governing dissenters' rights carefully and to consult with legal counsel if you desire to exercise your dissenters' rights

Q:	What Do I Need To Do Now?

A:
After you have carefully read this document, indicate on your proxy form how you want your shares to be voted. Then complete, sign, date and mail your proxy form in the enclosed postage paid return envelope as soon as possible. This will enable your shares to be represented and voted at the First Shares special meeting.

Q:	If My Shares Are Held In Street Name By My Broker, Will My Broker Automatically Vote My Shares For Me?

A:
No. Without instructions from you, your broker will not be able to vote your shares. You should instruct your broker to vote your shares, following the directions your broker provides. Please check the voting form used by your broker to see if it offers telephone or internet voting.

Q:	Can I Change My Vote?

A:	Yes. There are three ways you can change your vote after you have submitted your proxy:

•	First, you may send a written notice to the Secretary of First Shares, stating that you would like to revoke your proxy.

•
Second, you may complete and submit a new proxy form. Your latest vote actually received by First Shares, as the case may be, before the special meeting will be counted, and any earlier votes will be revoked.

•
Third, you may attend the First Shares special meeting and vote in person. Your presence at the meeting will not automatically revoke your proxy. You may revoke your proxy at any time prior to the voting of the proxy by attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point you may vote in person).

If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker in order to change or revoke your vote.

Q:	Should I Send In My Share Certificates Now?

A:
No. Please do NOT send in your share certificates at this time. After the merger is completed, you will be provided with a letter of transmittal explaining what you must do to exchange your First Shares share certificates for merger consideration.

Q:	Whom Should I Call With Questions?

A:
If you have questions about the merger or the special meeting or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy form, you should contact:

Dale Kretschmar
Telephone: (608) 348-7777

Q:	Where Can I Find More Information About The Companies?

A:
You can find more information about Heartland from the various sources described under “Where You Can Find More Information.” You can find more information about First Shares under “Information about First Shares”.

SUMMARY
This summary highlights selected information from this document. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which we refer in order to understand fully the merger and the related transactions. In addition, we incorporate by reference into this document important business and financial information about Heartland. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page [______]. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.
Our Companies (Pages [    ] and [    ])
First Shares
First Shares is a bank holding company headquartered in Platteville, Wisconsin that holds all of the shares of the First National Bank of Platteville, a national bank with offices in Platteville, Lancaster and Hazel Green, Wisconsin. First Shares was organized as a Wisconsin corporation in 1988. The First National Bank of Platteville was formed in 1891 and had assets of approximately $130 million, deposits of approximately $114 million and shareholders' equity of approximately $14 million at June 30, 2012.
First Shares' principal offices are located at 10 Keystone Parkway, Platteville, WI 53818, and its telephone number is (608) 348-7777.
Heartland
Heartland is a publicly-held, multi-bank bank holding company headquartered in Dubuque, Iowa with nine bank subsidiaries in the States of Iowa, Illinois, Wisconsin, New Mexico, Arizona, Montana, Colorado and Minnesota. Together, Heartland's banking subsidiaries operate a total of 64 banking locations. Heartland also has an active consumer finance subsidiary with offices in Iowa, Illinois and Wisconsin.
Heartland was formed as an Iowa corporation in 1981, and reincorporated in Delaware in 1993. Wisconsin Bank & Trust (formerly Wisconsin Community Bank), has served customers as a Heartland subsidiary in central Wisconsin since 1997. At June 30, 2012, Heartland had total assets of $4.4 billion, total loans of $2.6 billion, total deposits of $3.3 billion and common stockholders' equity of $291 million.
Heartland's principal offices are located at 1398 Central Avenue, Dubuque, Iowa 52001, and its telephone number is (563) 589-2100.
First Shares Will be Merged into Heartland (Page [____])
We encourage you to read the merger agreement, which is attached as Appendix A to this document. The merger agreement provides that First Shares will be merged with and into Heartland. Heartland will survive the merger and the separate corporate existence of First Shares will cease. Simultaneously, First National Bank of Platteville, the wholly owned banking subsidiary of First Shares, will be merged with and into Wisconsin Bank & Trust, the state banking subsidiary of Heartland in Wisconsin.
What You Will Receive in the Merger (Page [    ])
Upon completion of the merger, each First Shares shareholder will receive a combination of cash and Heartland common stock for each share of First Shares common stock owned immediately prior to the merger. The aggregate amount of cash to which First Shares shareholders will be entitled upon completion of the merger will be equal to the difference between the adjusted tangible equity of First Shares on the last day of the month which immediately precedes the merger and the greater of (i) 6% of the adjusted tangible assets of First Shares on the last day of the month which immediately precedes the merger or (ii) $7,750,000. The amount of cash that a First Shares shareholder will receive for each share of First Shares common stock will be this aggregate amount divided by the number of shares of First Shares common stock outstanding. For these purposes, adjusted tangible equity will be equal to the tangible book value of First Shares, less certain severance costs related to the transaction, transaction costs and half of an anticipated reserve adjustment.

The aggregate number of shares of Heartland common stock to which First Shares shareholders will be entitled upon completion of the merger will equal (i) the greater of (A) $6,200,000 and (B) 4.8% of the adjusted tangible assets of First Shares on the last day of the month which immediately precedes the merger, divided by (ii) the average trading price of Heartland common stock during the 30 trading days ending five days prior to the merger. The number of shares of Heartland common stock a First Shares shareholder will receive for each share of First Shares common stock will be this aggregate number of shares of Heartland common stock divided by the number of shares of First Shares common stock outstanding, rounded down to the nearest full share. Heartland will not issue any fractional shares, but First Shares shareholders entitled to a fractional share will instead receive an amount in cash equal to the fraction of a whole share of Heartland common stock to which such shareholder would otherwise be entitled multiplied by the average trading price of Heartland common stock during the 30 trading days ending five days prior to the merger.
If we based these calculations on the financial condition of First Shares at June 30, 2012 (assuming First Shares transaction expenses of approximately [$240,000], severance costs of $368,000 and a reserve adjustment of [$130,000]), and the average last sale price of Heartland common stock for the thirty trading days ending September [ ], 2012 (the last practicable trading day before the distribution of this document) of [$ ] per share, a First Shares shareholder would receive approximately [$ ] in cash and [ ] shares of Heartland common stock for each share of First Shares common stock. The financial condition of First Shares and the market price for Heartland common stock will fluctuate prior to the merger. Accordingly, the actual consideration you will receive will be different from these amounts.
The First Shares Board of Directors Unanimously Recommends that You Vote “FOR” the Approval and Adoption of The Merger Agreement (Page [    ])
The board of directors of First Shares believes that the merger is in the best interests of First Shares and its shareholders and has unanimously approved the merger agreement. For the factors considered by the First Shares board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Merger-First Shares' Reasons for the Merger; Recommendation of First Shares' Board of Directors.”
First Shares' Financial Advisor Has Provided an Opinion to the First Shares Board of Directors as to the Fairness of the Merger Consideration, from a Financial Point of View, to First Shares Shareholders (Page [    ])
In deciding to approve the merger, the board of directors of First Shares considered the opinion of its financial advisor, Hovde Financial, Inc., which was given to the board of directors of First Shares on July 31, 2012, that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations described in the opinion, the consideration paid pursuant to the merger agreement was fair from a financial point of view to the holders of First Shares common stock. A copy of this opinion is attached to this document as Appendix C. First Shares shareholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations on the review undertaken by Hovde in providing its opinion.
Certain Executive Officers Have Financial Interests in the Merger (Page [    ])
Some members of management of First Shares have interests in the merger that are in addition to or different from their interests as First Shares shareholders. These interests exist because of rights they may have under existing employment agreements with First Shares or its subsidiaries and under restricted stock agreements with First Shares. The First Shares board of directors was aware of these interests and considered them in approving the merger agreement and the merger.
Regulatory Approvals We Must Obtain for the Merger (Page [___])
First National Bank of Platteville, the wholly owned national bank operating subsidiary of First Shares, will merge with and into Wisconsin Bank & Trust, a subsidiary of Heartland through which it conducts banking operations in Wisconsin, simultaneous with the merger of First Shares into Heartland. We cannot complete this bank merger unless we file an application with the Federal Deposit Insurance Corporation and the Wisconsin Department of Financial Institutions. We are relying on the application process with the FDIC for an exemption from a requirement to file an application and obtain the prior approval of the Board of Governors of the Federal Reserve System for the merger of First Shares into Heartland. Once the FDIC approves the bank merger, we have to wait anywhere from 15 to 30 days before we can complete the bank merger, during which time the U.S. Department of Justice can challenge the merger on antitrust grounds. We will not be able to complete the merger of First Shares into Heartland until we receive regulatory approval for the bank merger and these time periods have expired.
Although we currently believe we should be able to obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after the completion of the merger.

Completion of the Merger is Subject to Satisfying Several Conditions (Page     [    ])
First Shares' and Heartland's respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval and adoption of the merger agreement by holders of two-thirds of the common shares of First Shares;

•	the receipt of governmental and regulatory approvals;

•	the receipt of all other notices, consents and waivers from third parties;

•	the absence of any judgment or law prohibiting or making the merger illegal;

•	the effectiveness of the registration statement pursuant to which the Heartland common stock will be registered;

•	the truth and correctness of the other party's representations and warranties, subject to the standard of materiality in the merger agreement; and

•	the other party's performance of all the obligations required to be performed by it under the merger agreement.
One condition to Heartland's obligation to complete the merger is that the total number of dissenting shares of First Shares common stock cannot be more than 7.5% of the number of outstanding shares of First Shares common stock.
We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
When We Can Terminate the Merger Agreement (Page [    ])
First Shares and Heartland may agree in writing to terminate the merger agreement before completing the merger, even after approval and adoption of the merger agreement by First Shares shareholders, if a majority of the board of directors of each of First Shares and Heartland votes to do so.
In addition, either Heartland or First Shares may decide to terminate the merger agreement in various circumstances, including the following:

•	if the other party has or will have breached any representation, warranty or agreement in any material respect or if satisfaction of any closing condition by the other party is or becomes impossible;

•	if the average closing price of Heartland common stock for any thirty trading day period falls below $15.25 per share;

•	if the merger has not been completed by December 28, 2012;

•	if, with respect to the reserve adjustment, the amount subtracted from adjusted tangible assets exceeds $300,000; or

•	if holders of shares representing two-thirds of the common stock of First Shares fail to approve the merger at the special meeting.
First Shares may terminate the merger agreement if, prior to the adoption of the agreement by the First Shares shareholders, the board of directors concludes, upon advice of counsel, that fiduciary obligations require the board to authorize First Shares to enter into an alternative acquisition agreement with a third party. Heartland also may terminate the merger agreement if First Shares changes its recommendation to the First Shares shareholders to approve the merger or accepts an acquisition proposal by another party. If this were to occur, First Shares would be obligated to reimburse Heartland for its costs, and pay Heartland an additional $350,000 termination fee. First Shares may also terminate the merger agreement if Heartland fails to obtain regulatory approvals at least three business days prior to December 28, 2012.

You have Appraisal/Dissenter's Rights under the Wisconsin Business Corporation Law (Page [    ])
Pursuant to Sections 1301 to 1331 of the Wisconsin Business Corporation Law (“WBCL”), holders of First Shares common stock who determine to dissent from, and do not vote in favor of, the merger may elect to have the “fair value” of their shares of First Shares common stock individually appraised and paid to them if the merger is completed and if they comply with the requirements of Sections 1301 to 1331 of the WBCL, a copy of which is attached hereto as Appendix B. See “The Merger-Notice of Dissenters' Rights.”
First Shares Special Meeting (Page [    ])
The First Shares special meeting will be held at the home office of First National Bank of Platteville, 10 Keystone Parkway, Platteville, Wisconsin, at 11:00 A.M. local time, on November 2, 2012 . At the First Shares special meeting, First Shares shareholders will be asked:

•	to approve and adopt the merger agreement; and

•	to approve the adjournment of the First Shares special meeting, if necessary or appropriate, to solicit additional proxies.
Record Date.    First Shares shareholders may cast one vote at the First Shares special meeting for each share of First Shares common stock owned at the close of business on September 11 , 2012. At that date, there were 253,263 shares of First Shares common stock entitled to be voted at the special meeting.
As of the First Shares record date, directors and executive officers of First Shares and their affiliates had the right to vote 44,088 shares of First Shares common stock, or 17.4% of the outstanding First Shares common stock entitled to be voted at the special meeting.
Required Vote.    To approve and adopt the merger agreement, the holders of a two-thirds of the outstanding shares of First Shares common stock entitled to vote must vote in favor of the approval and adoption of the merger agreement. A First Shares shareholder's failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the approval and adoption of the merger agreement.
The Merger is Intended to be Generally Tax-Free With Respect to the shares of Heartland Common Stock (Page [____])
The merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes, and assuming the merger will so qualify, holders of First Shares common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their common stock for Heartland common stock in the merger. Gain or loss will result from the receipt by First Shares shareholders of cash in the merger, including cash issued for fractional shares of Heartland common stock.
To review the tax consequences to First Shares shareholders in greater detail, see “The Merger-Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [    ].
Comparative Per Share Data
The following table presents comparative historical per share data of Heartland and First Shares and unaudited pro forma per share data that reflect the combination of Heartland and First Shares using the purchase method of accounting.
The information listed as “equivalent pro forma” was obtained by multiplying the pro forma amounts by an exchange ratio of [    ], which is the exchange ratio on the date of this proxy statement/prospectus, based on the minimum $6.2 million of consideration to be paid in the form of Heartland common stock, 258,263 shares of First Shares common stock outstanding, and an average market price of Heartland common stock during the 30 trading days prior to September [   ], 2012 of $[    ]. However, as explained in this proxy statement/prospectus, the exchange ratio may go up or down as the purchase price and the market price of the Heartland common stock changes.
We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have actually been had our companies been combined as of the dates or for the periods presented.

	As of and for the Six Months Ended June 30, 2012				As of and for the Year Ended December 31, 2011
	Heartland	First Shares	Pro Forma Comb.	First Shares Equiv.	Heartland	First Shares	Pro Forma Comb	First Shares Equiv.

Net income per common share
Basic	$1.50	$0.56			$1.24	$1.21
Diluted	1.48	0.56			1.23	1.18
Dividends per common share	0.20	—			0.40	—
Book value per common share	17.65	50.37			16.29	50.20
Market Price Information
Heartland common stock is quoted on the NASDAQ Global Select Market under the symbol “HTLF.” First Shares common stock is not publicly traded. The following table sets forth the closing sale prices per share of Heartland common stock on August 1, 2012, the last trading day before we announced the merger, and on September [ ], 2012, the last practicable trading day before the distribution of this document, and the equivalent price per share of Heartland common stock giving effect to the merger.

	Closing Sale Price
	Heartland Common Stock	First Shares Common Stock	Equivalent Price per share of Heartland Common Stock
August 1, 2012	$25.66	(1)	[ ]
September [_], 2012	$[ ]	(1)	[ ]
(1) There is no trading market for First Shares common stock
The “Equivalent Price per share of Heartland Common Stock” at each specified date in the above table represents the sum of (i) the estimated minimum cash consideration to be received in the merger based upon the financial condition of First Shares at June 30, 2012, plus (ii) the product of the closing sales price of a share of Heartland common stock on that date multiplied by the estimated exchange ratio of [    ], which is the number of shares of Heartland common stock that a First Shares shareholder would receive for each share of First Shares common stock owned based upon the $6.2 million minimum amount of consideration to be paid in the form of Heartland common stock, 258,263 shares of First Shares common stock outstanding, and the closing sales price as of each respective date. Shareholders should obtain current market price quotations for shares of Heartland common stock prior to making any decisions with respect to the merger.
The market price of Heartland common stock will likely fluctuate between the date of this document and the date on which the merger is completed and after the merger. Because the market price of Heartland common stock is subject to fluctuations, the exchange ratio is expected to change and the value of the shares of Heartland common stock First Shares shareholders will receive in the merger may increase or decrease prior to and after the merger.
By voting to approve the merger agreement and the transactions it contemplates, First Shares shareholders will be choosing to invest in Heartland because they will receive Heartland common stock in exchange for a portion of their shares of First Shares common stock. An investment in Heartland's common stock involves significant risk. In addition to the other information included in this proxy statement/prospectus, including the matters addressed in “Forwarding-Looking Statements” beginning on page    , First Shares shareholders should carefully consider the matters described below in “Risk Factors” beginning on page    when determining whether to approve the merger agreement and the transactions it contemplates.

Historical Market Prices and Dividend Information
Heartland. The following table sets forth, for the calendar quarter indicated, the high and low closing market prices per share of Heartland common stock as reported on the Nasdaq National Market System, and the dividends per share of Heartland common stock:

Calendar Quarter	High	Low	Dividends
2010:
First	$16.75	$13.37	$0.10
Second	20.78	15.85	$0.10
Third	17.81	13.88	$0.10
Fourth	18.11	15.04	$0.10
2011:
First	$18.38	$14.55	$0.10
Second	17.75	13.20	$0.10
Third	16.47	12.65	$0.10
Fourth	17.25	12.81	$0.10
2012:
First	$17.70	$14.82	$0.10
Second	24.00	15.10	$0.10
Through Sept. [ ]			$0.10
The timing and amount of future dividends on shares of Heartland common stock will depend upon earnings, cash requirements, the financial condition of Heartland and its subsidiaries, applicable government regulations and other factors deemed relevant by Heartland's board of directors.
First Shares. There is no trading market for shares of common stock of First Shares and it does not make a market in its stock. First Shares is not aware of any transactions in its common stock among shareholders since January 1, 2010, except for gratuitous transfers between shareholders made, to the best knowledge of First Shares, without consideration.
From January 2010 through January 2011, First Shares sold an aggregate of 761 shares of its Common Stock in private transactions primarily to officers, directors and members of the management team of First National Bank of Platteville. Of these shares, 311 were sold at a price of $50.00 per share and 450 were sold at a price of $40.00 per share. In April 2011, First Shares received a valuation report from an independent valuation firm estimating the value per share of its common stock at $40.25 per share. Based in part on this valuation, in June 2011 First Shares privately sold an additional 3,725 of its shares, a majority of which were sold to officers, directors and members of the management team of First National Bank of Platteville, and the balance of which were sold to existing shareholders..
Although First Shares was actively repurchasing its shares in 2008 and 2009, it did not repurchase any shares during 2010, 2011 or 2012.
In part because it was prohibited from paying dividends without prior regulatory approval under a resolution adopted at the request of the Federal Reserve Board from December 2010 until February 2012, and because of the impact of the recession, First Shares has not paid dividends since 2008.
RISK FACTORS
By voting in favor of the merger, you will be choosing to invest in Heartland's common stock. In addition to the information contained elsewhere in this proxy statement/prospectus or incorporated in this proxy statement/prospectus by reference, as a shareholder First Shares, you should carefully consider the following factors in making your decision as to how to vote on the merger.
Risks Relating to the Merger
The purchase price is subject to changes in the adjusted tangible assets and shareholders' equity of First Shares.

The number of shares of Heartland common stock that will be issued in the merger is dependent upon the tangible assets of First Shares as of the last day of the month preceding the closing date of the merger. The amount of cash that will be paid to shareholder of First Shares is dependent on both the tangible assets of First Shares and the adjusted tangible equity of First Shares on that date. Changes in tangible assets and adjusted tangible equity may result from ordinary business conditions or more general market and economic conditions that impact First Shares operations. If the tangible equity or tangible assets of First Shares declines before the end of the month preceding the closing date, the cash and the number of shares received by a shareholder of First Shares in the merger will decline.
The purchase price is subject to reduction for certain expenses and adjustments prior to the closing date.
In calculating the adjusted tangible shareholders' equity and adjusted tangible assets for purposes of computing the purchase price, First Shares must subtract expenses incurred in connection with the transaction, including expenses associated with obtaining shareholder approval, estimated at $240,000; severance costs for two executives estimated at $368,000; and half the adjustment that is necessary to reconcile the reserve for loan losses of First Shares to the reserve for loan losses of Heartland, estimated at $130,000. To the extent that First Shares incurs unanticipated or excessive expenses prior to the closing of the merger, shareholders may receive a lower value for their shares or the merger may never be completed. To the extent that the practices of First Shares in calculating the reserve for loan losses differs substantially from the practices of Heartland, shareholders may receive a lower value for their shares or the merger may never be completed.
Because of the formula purchase price, and because the market price of Heartland common stock may fluctuate, a First Shares shareholder cannot be sure of the value of the merger consideration that he or she will receive.
Upon completion of the merger, each share of First Shares common stock will be converted into a combination of Heartland common stock and cash under the terms of the merger agreement. The total value of the consideration will depend upon First Shares' final adjusted tangible shareholders' equity and tangible assets, and will further depend upon the average closing price of Heartland common stock during the 30 trading day measurement period ending on the fifth day prior to completion of the merger. Changes in the trading price of Heartland common stock may result from a variety of factors, including, changes in Heartland's business, operations and prospects, and regulatory considerations. Any change in First Shares' tangible assets, adjusted tangible equity and/or in the price of Heartland common stock prior to the end of the month preceding completion of the merger will affect the value of the total consideration that a First Shares shareholder will receive upon completion of the merger. Further, tangible equity will be adjusted for transaction expenses and for a reserve adjustment, both of which could reduce the amount of cash that a shareholder will receive in the merger. Many of these factors are beyond the control of First Shares and Heartland.
You will not know when you vote or make your election either the number or the exact value of the shares of Heartland common stock, or the amount of cash, that you will receive in the merger. Moreover, the market value of Heartland shares at the time of the merger and afterwards could be substantially higher or lower than the current market value. You are urged to obtain current market quotations for Heartland stock and to consult with your financial advisors before you vote.
The interests of certain management officials of First Shares may be different from those of other shareholders.
First Shares' executive officers, including Dale Kretschmar who is also a director of First Shares, have interests in the merger other than their interests as First Shares shareholders, including the right to severance payments if they terminate their employment with First National Bank of Platteville after the merger and acceleration of vesting of restricted shares they hold. These interests may cause First Shares' executive officers to view the merger proposal differently than you may view it. The board of directors of First Shares was aware of these interests at the time it approved the merger. See “The Merger-Certain Executive Officers Have Financial Interests in the Merger.”
Post-Merger Risks
Difficulties in combining the operations of First Shares and Heartland may prevent the combined company from achieving the expected benefits from its acquisition.
The combination of First Shares into Heartland may cause Heartland difficulty achieving fully the strategic objectives and operating efficiencies it hopes to achieve in the merger. The success of the merger will depend on a number of factors, including the Heartland's ability to:

•	integrate the operations of First Shares into Heartland;

•	maintain existing relationships with depositors so as to minimize withdrawals of deposits after the merger;

•	maintain and enhance existing relationships with borrowers so as to limit unanticipated losses from loans of First Shares;

•	control the incremental non-interest expense so as to maintain overall operating efficiencies;

•	retain and attract qualified personnel; and

•	compete effectively in the communities served by First Shares and in nearby communities.
These factors could contribute to the combined company not achieving the expected benefits from the merger within the desired time frames, if at all.
Heartland, as the surviving company from the merger, and its shareholders including the former shareholders of First Shares, will be subjected to special risks if it effects future acquisitions.
Heartland intends to continue to investigate strategic acquisitions of other banks after the merger. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

•	potential exposure to liabilities of any banks or other businesses acquired;

•	difficulty and expense of integrating the operations and personnel of any banks or other businesses acquired;

•	possible increases in leverage resulting from borrowings needed to finance an acquisition or augment regulatory capital;

•	potential disruption to Heartland's business;

•	potential diversion of the time and attention of Heartland's management; and

•	impairment of relationships with and the possible loss of key employees and customers of any banks or other businesses acquired by Heartland.
FORWARD-LOOKING STATEMENTS
We have made forward-looking statements in this document (and in documents to which we refer you in this document) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of Heartland after the merger is completed. When we use any of the words “believes,” “expects,” “anticipates,” “plans,” “intends,” “estimates,” “may,” “will,” “would,” “could,” “should” or similar expressions, we are making forward-looking statements. Many events or factors could affect the future financial results and performance of Heartland after the merger and could cause those results or performance to differ materially from those expressed in our forward-looking statements. These risks are described in detail in the Annual Report on Form 10-K incorporated by reference into this proxy statement/prospectus. These risks include, but are not limited to, the following:

•
The strength of the U.S. economy in general and the strength of the local economies in which we conduct our operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of our assets.

•	The economic impact of past and any future terrorist threats and attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

•	The effects of changes in interest rates (including the effects of changes in the rate of prepayment of assets) and the policies of the Federal Reserve Board.

•	Our ability to compete with other financial institutions as effectively as we currently intend due to increases in competitive pressures in the financial services sector.

•	Our ability to obtain new customers and to retain existing customers.

•	The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the internet.

•
Technological changes implemented by us and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to us and our customers.

•	Our ability to develop and maintain secure and reliable electronic delivery systems.

•	Our ability to retain key executives and employees and the difficulty that we may experience in replacing in an effective manner key executives and employees.

•	Consumer spending and saving habits that may change in a manner that adversely affects our business.

•	Business combinations and the integration of acquired businesses that may be more difficult or expensive than expected.

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•	Other factors discussed in, or incorporated by reference in, the “Risk Factors” section of this proxy statement/prospectus.
These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.
Any forward-looking earnings estimates included in this proxy statement/prospectus have not been examined or compiled by our independent public accountants, nor have our independent accountants applied any procedures to our estimates. Accordingly, our accountants do not express an opinion or any other form of assurance on them. The forward-looking statements included in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus and we undertake no obligation to update any statement in light of new information or future events. Further information concerning Heartland and its business, including additional factors that could materially affect Heartland's financial results, is included in Heartland's filings with the Securities and Exchange Commission. See “Where You Can Find More Information” on page [ ].
THE FIRST SHARES SPECIAL MEETING
Date, Time and Place
The First Shares special meeting will be held on at the home office of First National Bank of Platteville, 10 Keystone Parkway, Platteville, Wisconsin, at 11:00 A.M. local time, on November 2, 2012.
Matters to be Considered
At the First Shares Special Meeting, First Shares shareholders will be asked to:

•	approve and adopt the merger agreement; and

•	approve the adjournment of the First Shares special meeting, if necessary or appropriate, to solicit additional proxies.
Proxies
You should complete and return the proxy form accompanying this document to ensure that your vote is counted at the First Shares special meeting, regardless of whether you plan to attend the First Shares special meeting. If your shares are held in nominee or “street name” you will receive separate voting instructions from your broker or nominee with your proxy materials. You can revoke the proxy at any time before the vote is taken at the First Shares special meeting. Your presence at the meeting will not automatically revoke your proxy. You may revoke your proxy at any time prior to the voting of such proxy on any matter (without, however, affecting any vote taken prior to such revocation) by (i) filing with the Secretary of First Shares a written notice of revocation, (ii) delivering to First Shares a duly executed proxy bearing a later date, or (iii) attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point the shareholder may vote in person). All written notices of revocation and other communications with respect to revocation of proxies in connection with the First Shares special meeting should be addressed as follows:

Jane Donar
First Shares, Inc.
10 Keystone Parkway
Platteville, WI 53818

If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.
All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy form. If you make no specification on your proxy form as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval and adoption of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.
Solicitation of Proxies
We will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, we will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of First Shares common stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, we may also use several of our regular employees, who will not be specially compensated, to solicit proxies from First Shares shareholders, either personally or by telephone, facsimile or letter.
Record Date
The First Shares board of directors has fixed the close of business on September 11 , 2012 as the record date for determining the First Shares shareholders entitled to receive notice of and to vote at the First Shares special meeting. At that time, 253,263 shares of First Shares common stock were outstanding, held by approximately [     ] holders of record. As of the record date, directors and executive officers of First Shares and their affiliates had the right to vote 44,088 shares of First Shares common stock as of the record date, representing approximately 17.4% of the shares entitled to vote at the First Shares special meeting. First Shares currently expects that its directors and executive officers will vote such shares “FOR” approval and adoption of the merger agreement.
Quorum and Vote Required
The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of First Shares common stock is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present.
Approval and adoption of the merger agreement requires the affirmative vote of the holders of two-thirds (66 2/3%) of the outstanding shares of First Shares common stock. Approval of the proposal relating to the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies requires that the votes cast in favor of the proposal exceed the votes cast in opposition. You are entitled to one vote for each share of First Shares common stock you held as of the record date.
Because the affirmative vote of the holders of two-thirds of the outstanding shares of First Shares common stock is required to approve and adopt the merger agreement, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the First Shares board of directors urges First Shares shareholders to complete, date and sign the accompanying proxy form and return it promptly in the enclosed postage-paid envelope.
Abstentions, failures to vote and broker non-votes will have no effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.
Other Business
First Shares is not currently aware of any business to be acted upon at the special meeting other than the matters discussed in this document.

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is a summary only and may not contain all of the information that is important to you. A copy of the merger agreement is attached to this document as Appendix A and is incorporated into this section by reference. We encourage you to read and review the merger agreement in its entirety as well as the discussion in this document.

Structure

The merger agreement provides that First Shares will be merged with and into Heartland. Each share of First Shares common stock outstanding prior to the merger will be converted, upon completion of the merger, into the right to receive a combination of cash and of the common stock of Heartland. Shares of First Shares common stock issued and outstanding immediately prior to the merger will be cancelled.

Background of the Merger

In 2008, as the recession was setting in, First Shares began to experience a significant increase in its level of non-performing assets. This deterioration in the balance sheet of First National Bank of Platteville, together with several regulatory issues, caused the board of directors of First Shares to seek new management in 2009. After an executive search was conducted and candidates were vetted, the board hired Dale Kretschmar in March 2009 as the bank's President and appointed Mr. Kretschmar Chief Executive Officer in March 2010. With Mr. Kretschmar's assistance, senior management developed a plan to rigorously assess the condition of the loan portfolio, with a goal of reducing the balance of non-accrual loans to less than 1% of total loans by the first quarter of 2012. In accordance with this plan, a number of loans were charged-off or restructured, and new credit management policies were instituted.

At the same time, given the proximity of First Shares' main office to Heartland's headquarters in Dubuque, members of First Shares board of directors had become acquainted with members of the Heartland management team. On December 21, 2011, representatives of Heartland attended a meeting of the First Shares' board of directors to provide a presentation on Heartland. In February 2012, some members of First Shares' board visited with senior management of Heartland. With the improvement in First Shares' balance sheet and the familiarity of the First Shares board with banking operations, the First Shares board members first discussed the prospect of a merger of First Shares with Heartland's Wisconsin-based subsidiary at this meeting.

Members of First Shares' board and/or management had also met from time to time with representatives of Hovde Financial, Inc. regarding the environment for community bank mergers and acquisitions, the banking industry and strategies for improving shareholder value. In January 2012, First Shares' management spoke with Hovde about the strategic alternatives available to First Shares, including but not limited to, a potential sale or merger. During this discussion, management expressed its belief that the changing regulatory landscape coupled with the small size of the institution, among other considerations, could present operating challenges going forward. After this evaluation, management decided to engage in further discussions with Heartland regarding a potential combination or sale.

On February 16, the parties entered into a confidentiality agreement and some initial financial information was provided to Heartland.

On February 27, First Shares engaged Hovde to assist and provide financial advisory services regarding a potential sale or merger with Heartland or another party.

During March, several meetings or conversations took place between First Shares, Heartland and their representatives in order to provide Heartland with enough information to make a preliminary evaluation of an acquisition of First Shares.

On April 4, First Shares received an expression of interest letter from Heartland that outlined its interest in a transaction with Heartland stock as the form of consideration. Heartland preliminarily proposed that the market value of the stock consideration to be paid to First Shares shareholders would equate to between 75% and 80% of First Shares' tangible equity but that the tangible equity of First Shares at closing could not be less than 8% of First Shares' tangible assets, with any amount in excess of 8%, after accruing for certain transaction expenses, to be paid in cash as a special dividend by First Shares to its shareholders prior to closing.

On April 13, a board meeting was held by First Shares with members of Hovde to evaluate the terms of the proposal set forth by Heartland. During this meeting, Hovde discussed with the First Shares board members the terms in the Heartland letter, the financial prospects of First Shares on a standalone basis, the market for mergers and acquisitions involving community banks, the timing of a transaction, other potential buyers of First Shares and their current condition, and the market for Heartland's publicly-traded stock. Based upon this evaluation, the First Shares board decided to move forward with Heartland if they would meet certain terms and conditions. In this counterproposal, First Shares proposed that the value of Heartland common stock to be paid as the consideration to its shareholders be based on 80% of First Shares' tangible equity and that it be allowed to pay a dividend to the extent that its tangible equity exceeded 6% of its tangible assets at closing, after accruing for the expenses identified by Heartland.

On April 20, Heartland verbally communicated to First Shares that it believed a transaction could be done based upon the terms described by First Shares' board if First Shares would enter into a period of exclusive negotiations with Heartland.

On May 3, the management of First Shares received a letter of intent from Heartland based on these new terms.

On May 8, the First Shares board held a meeting where John Schmidt, Heartland's Chief Operating Officer and Chief Financial Officer, gave a presentation to the board regarding Heartland, its subsidiaries, its financial condition and operations, and the market for its common stock. After this presentation, the board of First Shares agreed to proceed with a transaction with Heartland.

Between, May 14 and 23, Heartland conducted on-site and off-site due diligence on First Shares, its loan portfolio and other items it requested for review.

In late May, after the majority of its due diligence was complete, Heartland communicated to First Shares that it wanted to wait until late July to execute and announce a transaction. Furthermore, Heartland indicated that it wanted to provide an updated letter of intent with greater detail on the proposed transaction which could serve as a template of the key terms of a definitive agreement.

On June 6, a revised letter of intent was received by First Shares which contained the revised terms and conditions, including that the number of shares issued by Heartland to First Shares would be based on an average closing price during a 20 day period prior to closing and that both parties would have the right to terminate the deal if Heartland's stock closed below $16.00 per share. Additionally, the letter of intent provided that, if an additional provision was required to conform First Shares' loan loss reserve balance with Heartland's reserve methodology, the provision would be deducted from tangible equity and therefore from the special dividend amount to be paid to First Shares shareholders.

During the following two weeks, First Shares and Heartland agreed to revise certain terms in the letter of intent to change the measurement period for the closing price of Heartland common from 20 to 30 trading days, to lower the termination threshold for Heartland's stock price to $15.25 and to provide that the cost of the provision to conform the loan loss reserve would be split between the parties.

On June 19, a revised letter of intent was provided to First Shares and it was executed the following day. Heartland's outside counsel, Dorsey & Whitney LLP, began drafting the definitive agreement. On July 7, it was determined that there would be potential advantages if the special dividend was paid by Heartland to First Shares shareholders as part of the consideration. The agreement was drafted according to this change.

On July 11, Dorsey sent a draft agreement to Boardman & Clark LLP, the outside counsel representing First Shares.
Over the following three weeks, the terms of the agreement were negotiated between the parties and Heartland completed their due diligence review.

On July 31, the First Shares board held a meeting with representatives of Hovde and Boardman & Clark. Hovde provided a financial analysis of the proposed transaction and informed the First Shares board that the proposed merger consideration set forth in the merger agreement was fair to the First Shares shareholders from a financial point of view. Boardman & Clark reviewed the terms of the merger agreement with the board. At the meeting, the board concluded that the negotiated transaction as set forth in the merger agreement was in the best interest of the shareholders of First Shares.

Therefore, the board unanimously approved the merger agreement and authorized the Chief Executive Officer and President to execute the merger agreement on behalf of First Shares.
On August 1, 2012, the agreement was executed by First Shares and Heartland, and the following morning Heartland issued a press release announcing the proposed merger.
First Shares' Reasons for the Merger and Recommendations of the Board of First Shares
The First Shares board of directors believes that the merger is in the best interest of the company and its shareholders. Accordingly, the First Shares board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that First Shares shareholders vote FOR approval of the merger agreement.

In approving the merger agreement, the First Shares board of directors consulted with its financial advisor with respect to the financial aspects and fairness of the proposed merger transaction and with its legal counsel as to its legal duties and the terms of the merger agreement and related agreements. The board believes that combining with Heartland will create a stronger and more diversified organization that will provide significant benefits to shareholders and customers of First Shares.
The terms of the merger agreement, including the consideration to be paid to the shareholders of First Shares, were the result of arm's length negotiations between representatives of First Shares and representatives of Heartland. In arriving at its determination to approve the merger agreement, the First Shares board of directors considered a number of factors, including the following:

•	The current financial services industry environment including increased competition and consolidation trends.

•	Information regarding the financial condition and operations of Heartland and future prospects of Heartland and its capital stock.

•	The opinion rendered by Hovde that the merger consideration to be received by the First Shares shareholders in the merger is fair to the shareholders of First Shares from a financial point of view.

•	The tax-free nature of the common stock portion of the merger consideration to First Shares shareholders for federal income tax purposes.

•
The future prospects of First Shares compared with the future prospects of Heartland considering that by receiving Heartland common stock in the merger, First Shares shareholders would be investing in a larger, more diversified banking organization.

•	The fact that Heartland common stock is publicly traded on the NASDAQ Stock Market, thereby representing a more liquid and flexible investment than does First Shares common stock.

•	The ability of Heartland to pay the cash portion of the merger consideration.

•	The non-economic terms of the transaction, including the impact on existing customers and employees.

•	The ability of Heartland, as an experienced and successful acquirer of financial institutions, to integrate the operations of First National Bank of Platteville with Wisconsin Bank & Trust.

•	The potential benefits and opportunities for employees of First Shares as a result of both employment opportunities and benefit plans in a larger organization.

•	The likelihood that the transaction will be approved by regulatory authorities.

•
Interests of executive officers of First Shares in the merger other than their interests as First Shares shareholders. See “The Merger-Certain Executive Officers Have Financial Interests in the Merger.”

The reasons set out above for the merger are not intended to be exhaustive but include the material factors considered by the board of directors of First Shares in approving the merger and the merger agreement. In reaching its determination, the board of directors of First Shares did not assign any relative or specific weight to different factors and individual directors may have given weight to different factors. Based on the reasons stated above, the board of directors of First Shares believes that the merger is in the best interests of First Shares and its shareholders and therefore the board of directors of First Shares unanimously approved the merger agreement and the merger. Each member of the First Shares board of directors has agreed to vote the stock of First Shares over which he has voting authority in favor of the merger agreement and the merger.

Opinion of First Shares' Financial Advisor
The fairness opinion of the financial advisor to First Shares, Hovde Financial, Inc., is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of First Shares. You should not rely on any of these statements as having been made or adopted by First Shares or Heartland. You should review the copy of the Fairness Opinion, which is attached as Appendix C.

Hovde has acted as financial advisor to First Shares in connection with the proposed merger. Hovde is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with First Shares and its operations. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions.

Hovde reviewed the financial aspects of the proposed merger with the board of directors of First Shares and, on July 31, 2012, rendered a written opinion to the board of directors of First Shares that the consideration to be received by the shareholders in the merger was fair to the shareholders from a financial point of view.

The full text of Hovde's updated written opinion is included in this proxy statement/prospectus as Appendix C and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde.

Hovde's opinion is directed to the board of directors of First Shares and addresses only the fairness, from a financial point of view, of the merger consideration to the shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any of the shareholders as to how shareholder should vote at the special meeting on the merger agreement or any related matter.

In rendering its opinion, Hovde did all of the following:

•	reviewed the merger agreement;

•	reviewed certain historical publicly available business and financial information concerning First Shares and Heartland;

•	reviewed certain internal financial statements and other financial and operating data concerning First Shares;

•	analyzed financial projections prepared by the management of First Shares;

•	discussed with certain members of senior management of First Shares and Heartland, the business, financial condition, results of operations and future prospects of First Shares;

•	discussed with certain members of senior management of First Shares and Heartland, the business, financial condition, and results of operations of Heartland;

•	reviewed historical market prices and trading volumes of Heartland's common stock;

•	analyzed the pro forma impact of the merger on the combined company's earnings per share, consolidated capitalization and financial ratios;

•	evaluated the pro forma ownership of Heartland's common stock by shareholders of First Shares;

•
reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that Hovde considered relevant; and

•	performed such other analyses and considered such other factors as Hovde deemed appropriate.
In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to it by First Shares and Heartland and in the discussions it had with management of First Shares and of Heartland. In that regard, Hovde also assumed that the financial forecasts, including without limitation, the projections regarding under-performing and non-performing assets and net charge-offs were reasonably prepared on a basis reflecting the best currently available information and judgments and estimates by First Shares and that such forecasts will be realized in the amounts and at the times contemplated thereby. Hovde is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses with respect thereto. Hovde assumed that such allowances for First Shares are, in the aggregate, adequate to cover such losses. Hovde was not retained to, and did not conduct, a physical inspection of any of the properties or facilities of First Shares. In addition, Hovde did not review individual credit files or make an independent evaluation or appraisal of the assets and liabilities of First Shares, and Hovde was not furnished with any such evaluations or appraisals.

Hovde assumed that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement. Hovde assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to First Shares, Heartland and their respective affiliates. Hovde further assumed that, in the course of obtaining the necessary regulatory and government approvals, no restriction will be imposed on Heartland or the surviving institutions that would have a material adverse effect on the surviving institutions or the contemplated benefits of the merger. Hovde also assumed that no changes in applicable law or regulation will occur that will cause a material adverse change in the prospects or operations of the institutions surviving the merger.

First Shares engaged Hovde on February 27, 2012, to provide First Shares with financial advisory services. First Shares has agreed to pay Hovde for the services provided by Hovde in connection with the merger. Pursuant to the engagement agreement between First Shares and Hovde, First Shares paid Hovde a fee of $15,000 at the time of Hovde's engagement by First Shares, and $20,000 at the time of the delivery to the First Shares board of directors of the fairness opinion. At the time the merger is completed, First Shares will pay Hovde a completion fee of $125,000. Pursuant to the engagement agreement, First Shares also agreed to reimburse Hovde for certain reasonable out-of-pocket expenses incurred in performing its services and to indemnify Hovde against certain liabilities relating to the merger or Hovde's engagement.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hovde, First Shares and Heartland. Any estimates contained in the analyses performed by Hovde are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, Hovde's fairness opinion was among several factors taken into consideration by the board of directors of First Shares in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of the board of directors or management of First Shares with respect to the fairness of the merger consideration.

The following is a summary of the material analyses prepared by Hovde and presented to the board of directors of First Shares on July 31, 2012, in connection with the fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include the information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables alone are not a complete description of the financial analyses.

Precedent Transactions Analysis. As part of its analysis, Hovde reviewed publicly available information related to select acquisition transactions of banks headquartered in the Midwestern United States announced since January 1, 2009, involving transactions in which the target had assets between $50 million and $300 million, a return on average assets between -1% and 1%, and non-performing assets-to-total assets between 1% and 5%. Information for the target institutions was based on the most recent quarter prior to announcement of the transaction. The resulting group consisted of the following 14 transactions:

Buyer (State)	Target (State)
Ohio Farmers Insurance Co. (OH)	Western Reserve Bancorp, Inc. (OH)
Investor Group	First Bancshares, Inc. (KS)
Horizon Bancorp (IN)	Heartland Bancshares, Inc. (IN)
River Valley Bancorp (IN)	Citizens Union Bancorp of Shelbyville, Inc. (KY)
Elkhart Financial Corporation (KS)	Kansas Bank Corporation (KS)
Kentucky First Federal Bancorp (MHC) (KY)	CKF Bancorp, Inc. (KY)
Goering Management Company, LLC (KS)	Home State Bancshares, Inc. (KS)
Investor Group	Amsterdam Bancshares, Inc. (MO)
Finlayson Bancshares, Inc. (MN)	First National Bank of the North (MN)
Management Group	Capitol Bancorp, Ltd. (MI)
Investor Group	City State Bancorporation, Inc. (IA)
First Farmers Financial Corporation (IN)	C. B. Bank Shares, Inc. (IN)
NB&T Financial Group, Inc. (OH)	Community National Corporation (OH)
Merchants Bancorp, Inc. (OH)	CB Bancorp, Inc. (OH)

For each precedent transaction, Hovde derived and compared the implied ratio of deal value in relation to certain financial characteristics of First Shares as follows:

•	the multiple of the purchase consideration to the acquired company's tangible book value, as adjusted (the “Price-to-Tangible Book Value Multiple”);

•	the multiple of the purchase consideration to the acquired company's total assets (the “Price-to-Total Assets Multiple”).

•	the multiple of the purchase consideration to the acquired company's last twelve months net income (the “Price-to-LTM EPS Multiple”); and

•
the multiple of the difference between the purchase consideration and the acquired company's tangible book value, as adjusted, to the acquired company's core deposits (the “Premium-to-Core Deposits Multiple”).

The results of the analysis are set forth in the table below. Transaction multiples for the merger were derived from an implied aggregate offer price of $10.9 million for First Shares. In the analysis, tangible equity for First Shares was net of estimated transaction related expenses on an after-tax basis as set forth in the merger.

Implied Value to First Shares Based Upon:	Price to Tangible Book Value Multiple	Price to Total Assets Multiple	Price to LTM EPS Multiple	Premium to Core Deposits Multiple
Merger agreement	87.5%	8.4%	34.3x	-1.4%
Precedent Transactions:
Maximum	153.4%	14.1%	51.6x	7.4%
Minimum	61.4%	2.9%	6.2x	-3.7%

Comparative Company Analysis. Using publicly available information, Hovde compared the financial performance of First Shares with that of the maximum and minimum of the precedent transactions. The performance highlights are based on the most recent quarter information of First Shares at June 30, 2012.

	ROAA	ROAE	Efficiency Ratio	NPAs/ Assets	LLR/ NPAs
First Shares	0.22%	2.1%	90.7%	2.0%	43%
Precedent Transactions:
Maximum	0.97%	9.3%	118.7%	4.7%	115%
Minimum	-0.90%	-10.5%	56.6%	1.5%	29%

No company or transaction used as comparison in the above transaction analyses is identical to First Shares or Heartland, and no transaction was consummated on terms identical to the terms of the merger agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies
Discounted Cash Flow Analysis. Taking into account various factors including, but not limited to, First Shares' recent performance, the current banking environment and the local economy in which the First Shares operates, Hovde determined earnings estimates for a forward looking five-year period. In order to determine a value for First Shares on a discounted cash flow basis, Hovde utilized two separate growth rates while applying a normalized Price-to-Earnings multiple of 15x on First Shares 2016 earnings in order to derive a terminal value.
For the first discounted cash flow analysis ("Higher Growth"), Hovde utilized management estimates for 2012, with assets projected to grow by 5.5% per year thereafter. Earnings were projected based on a return on average assets basis at 0.4%, 0.5%, 0.6%, and 0.7% in years 2013-2106, respectively. A range of discount rates between 14% and 16% were employed in figuring the present value of the dividends plus the terminal value. These rates were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of First Shares common stock. The resulting values from the discounted cash flow analysis ranged between $7.8 million and $8.6 million with a midpoint of $8.2 million.
In the second discounted cash flow analysis ("Lower Growth"), Hovde utilized management estimates for 2012, with assets projected to grow by 2.5% per year thereafter. Earnings were projected based on a return on average assets basis at 0.33%, 0.40%, 0.48%, and 0.55% in years 2013-2106, respectively. A range of discount rates between 14% and 16% were employed in figuring the present value of the dividends plus the terminal value. These rates were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of First Shares common stock. The resulting values from the discounted cash flow analysis ranged between $5.6 million and $6.1 million with a midpoint of $5.8 million.
These analyses and their underlying assumptions yielded a range of values for First Shares, and the median values are outlined in the table below:

Implied Value to First Shares Based Upon:	Implied Transaction Value (Millions)	Price to Adj. Tang. Book Value Multiple	Price to LTM Net Income Multiple	Price to Assets Multiple	Premium to Core Deposits Multiple
Merger agreement	$10.9	88%	34x	8.4%	-1.4%
DCF PE Multiple (Higher Growth)	$8.2	63%	26x	6.3%	-3.8%
DCF PE Multiple (Lower Growth)	$5.8	45%	18x	4.5%	-6.0%
Hovde noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. Hovde's analysis does not purport to be indicative of the actual values or expected values of the First Shares common stock.
Public Peer Analysis. Hovde reviewed a selected group of financial institutions deemed to be peers of Heartland in certain respects. This group was based on publicly-traded financial institutions located in the United States that had assets between $3 billion and $6 billion, non-performing assets-to-total assets below 5%, return on average assets of between 0.0% and 1.5%, and tangible equity representing between 4% and 10% of tangible assets (the "Public Peer Group"). The Public Peer Group consisted of the following 20 institutions:

Public Peer (State)	Public Peer (State)
BancFirst Corporation (OK)	PacWest Bancorp (CA)
Brookline Bancorp, Inc. (MA)	Pinnacle Financial Partners, Inc. (TN)
Century Bancorp, Inc. (MA)	Provident New York Bancorp (NY)
Chemical Financial Corporation (MI)	Southside Bancshares, Inc. (TX)
Community Trust Bancorp, Inc. (KY)	Sun Bancorp, Inc. (NJ)
Dime Community Bancshares, Inc. (NY)	Taylor Capital Group, Inc. (IL)
Enterprise Financial Services Corp (MO)	Tompkins Financial Corporation (NY)
First Bancorp (NC)	Union First Market Bankshares Corporation (VA)
First Merchants Corporation (IN)	Washington Trust Bancorp, Inc. (RI)
Flushing Financial Corporation (NY)	WesBanco, Inc. (WV)

The table below shows the results of this analysis comparing the values and multiples of Heartland to the Public Peer Group.

	Price to Book Value Multiple	Price to Tang. Book Multiple	Price to LTM EPS Multiple	Price to MRQ EPS Multiple	Dividend Yield
Heartland	143%	158%	13.9x	8.6x	1.6%
Public Peer Group:
Maximum	154%	180%	19.8x	36.6x	4.0%
Minimum	56%	75%	4.1x	7.1x	0.0%
Comparative Company Analysis (Public Peer Group). Using publicly available information, Hovde compared Heartland's financial performance with that of the maximum and minimum of the institutions included in the Public Peer Group. Heartland's performance highlights are based on Heartland's most recent quarter information at March 31, 2012.

	ROAA	ROAE	Efficiency Ratio	Net Interest Margin	NPAs/ Assets	LLR/ NPAs
Heartland	1.21%	14.3%	66.4%	4.2%	2.5%	36%
Public Peer Group:
Maximum	1.34%	14.3%	90.6%	5.6%	4.0%	235%
Minimum	0.17%	1.8%	41.8%	2.2%	0.3%	24%
No company used for comparison in the above transaction analyses is identical to Heartland. Accordingly, the analysis and comparison is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.
Relative Contribution Analysis. Hovde analyzed the relative contribution of Heartland and First Shares with regard to certain assets, liabilities, earnings, capital and other financial information to the pro forma company, which do not reflect purchase (acquisition) accounting adjustments. The information utilized in the analysis was based on Heartland data as of March 31, 2012, and First Shares data as of June 30, 2012. The results of the Hovde analysis are set forth in the following table:

Category	Heartland	First Shares
Total Assets	97.1%	2.9%
Net Loans	96.8%	3.2%
Total Deposits	96.6%	3.4%
Core Deposits (1)	96.4%	3.6%
Adjusted Tangible Equity (2)	95.9%	4.1%
Total Non-performing Assets	97.4%	2.6%
LTM Pre-Tax Pre-Provision Income	99.3%	0.7%
LTM Net Income	98.9%	1.1%
Estimated 2012 Net Income (3)	99.1%	0.9%

(1) Core Deposits as defined as total deposits less CDs with a balance above $250,000, as well as all brokered deposits.
(2) Based on an estimate after marking to market certain assets and liabilities for First Shares.
(3) Based on median analyst's estimates for Heartland and management estimates for First Shares.

While the form of consideration, according to the terms of the merger agreement, consists of both Heartland common stock and cash, for this analysis, Hovde estimated the pro forma ownership assuming all of the estimated $10.9 million in consideration to the shareholders of First Shares was in the form of Heartland common stock. Using the year-to-date average closing price for Heartland common stock as of July 27, 2012, the implied pro forma ownership would be comprised of 96.6% by existing Heartland stockholders and 3.4% by shareholders of First Shares. Using the thirty day average closing price for Heartland common stock as of July 27, 2012, the implied pro forma ownership would be comprised of 97.3% by existing Heartland stockholders and 2.7% by shareholders of First Shares.
Conclusion. Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the merger consideration to be paid in connection with the merger is fair from a financial point of view to First Shares shareholders. Each shareholder is encouraged to read Hovde's fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix C to this proxy statement/prospectus.
Heartland's Reasons for the Merger
Heartland believes that:

•
the acquisition will strengthen Heartland's franchise in Wisconsin by adding presence in the southwest corner of the state adjacent to Heartland's Iowa and Illinois offices, and between those offices in Iowa and Illinois and the central Wisconsin region currently served by Wisconsin Bank & Trust;

•
the acquisition offers the potential for Heartland to increase the services enjoyed by First National Bank of Platteville customers by offering an increased range of services, including Internet banking, asset management, capital markets and treasury management, while retaining the “high-touch” community banking service currently enjoyed by those customers; and

•	the merger is expected to be accretive to Heartland's GAAP earnings in the first year exclusive of merger-related charges.

Certain Executive Officers Have Financial Interests in the Merger
In considering the recommendation of First Shares' board of directors with respect to the merger agreement, you should be aware that First Shares' executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of First Shares shareholders generally. First Shares' board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that First Shares shareholders vote in favor of the merger agreement.
Restricted Stock. The 5,000 shares of restricted stock of First Shares that is currently outstanding, including 2,000 shares held by Mr. Kretschmar, 1,000 shares held by Daniel Aupperle and 500 shares held by Lou Ann Blackburn, each of whom is an executive officer of First National Bank of Platteville, will accelerate, and all restrictions will lapse, upon completion of the merger.

Existing Agreements with Executive Officers. First National Bank of Platteville, the subsidiary bank of First Shares, has employment agreements with each of Dale Kretschmar and Daniel C. Aupperle that provide for severance payments if their employment is terminated (other than for cause), or if they terminate their employment, within a year after the merger. Mr. Kretschmar's agreement provides that he will be paid twice his annual salary, or approximately $268,000, if he is terminated without cause, resigns for good reason, or voluntarily terminates his employment, within one year after completion of the merger. Mr. Aupperle's agreement provides that he will be paid an amount equal to his annual salary, or $100,000, if he is terminated without cause, resigns for good reason, or voluntarily terminates his employment, within one year after completion of the merger, provided that to be paid this amount if he terminates employment, he must remain employed through April 16, 2013.
Regulatory Matters
Heartland and First Shares have agreed to use all reasonable efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include a waiver from the application requirement under the Bank Holding Company Act from the Federal Reserve, and applications with the FDIC under the Bank Merger Act and the Wisconsin Department of Financial Institutions under the Wisconsin Banking Law for the bank merger. Heartland and First Shares have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals and/or waivers therefrom.
Under Section 225.12(d)(2) of the Federal Reserve Board's regulations (12 C.F.R. 225.12(d)(2)), the prior approval of the Federal Reserve Board is not required in connection with the acquisition by a bank holding company of another bank holding company if the subsidiary banks of both bank holding companies are merged with each other simultaneously with the holding company acquisition. In addition, the bank to be acquired may not be operated by the acquiring bank holding company as a separate entity. The transaction must also satisfy certain other requirements, including that the bank merger require the prior approval of a federal supervisory agency under the Bank Merger Act. We believe that the transaction satisfies the requirements of Section 225.12(d)(2).
Other Requisite Approvals, Notices and Consents. An application is also being filed with the FDIC under the Bank Merger Act and the Wisconsin Department of Financial Institutions for permission to merge First National Bank of Platteville, a national banking association, into Wisconsin Bank & Trust, a Wisconsin state bank. All required notifications and/or applications are being made to the appropriate state and other regulatory authorities.
We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional government approvals or actions are required, those approvals or actions will be sought.
Timing. A transaction approved pursuant to the Bank Holding Company Act or the Bank Merger Act may not be completed until 30 days after approval is received, during which time the Antitrust Division of the U.S. Department of Justice may challenge the merger. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically ordered otherwise. With the consent of the Antitrust Division, the waiting period may be reduced to no less than 15 days.
Heartland and First Shares believe that neither the merger, nor the merger of their bank subsidiaries, raises significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that could reasonably be expected to have a material adverse effect on First Shares or Heartland. However, we cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.
Material U.S. Federal Income Tax Consequences of the Merger
The following is a summary of the material anticipated U.S. federal income tax consequences generally applicable to a U.S. Holder (as defined below) of First Shares common stock with respect to the exchange of First Shares common stock for cash and Heartland common stock pursuant to the merger.

This discussion assumes that U.S. Holders hold their First Shares common stock as capital assets within the meaning of section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service (or the IRS), regarding the U.S. federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
This summary does not address any tax consequences arising under U.S. federal tax laws other than U.S. federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this summary does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders of First Shares common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of First Shares common stock that are not U.S. Holders, holders that are partnerships or other pass-through entities (and persons holding their First Shares common stock through a partnership or other pass-through entity), persons who acquired shares of First Shares common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, expatriates and former long-term residents of the United States, financial institutions, broker-dealers, traders in securities that have elected to apply a mark-to-market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their First Shares common stock as part of a straddle, hedging, constructive sale or conversion transaction.
You are strongly urged to consult with your tax advisor with respect to the tax consequences to you of the merger in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in the United States federal or other tax laws.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of First Shares common stock that is for U.S. federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; and

•
a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on September 11 , 2012 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) holds First Shares common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor.
The Merger. The merger is intended to qualify as a reorganization under section 368(a) of the Code. Boardman & Clark LLP has rendered its opinion that the merger will qualify as a reorganization within the meaning of section 368(a) of the Code. The opinion relies on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by First Shares and Heartland, including those contained in representation letters of officers of First Shares. If any of those representations; covenants or assumptions is inaccurate, counsel may not be able to render the required opinions and the tax consequences of the merger could differ from those discussed here. An opinion of counsel represents counsel's best legal judgment and is not binding on the IRS or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the merger.
Exchange of First Shares common stock for Heartland common stock and Cash. Assuming the merger qualifies as a reorganization within the meaning of section 368(a) of the Code, First Shares and Heartland will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, and the U.S. federal income tax consequences of the merger to U.S. Holders of First Shares common stock will be, in general, as follows:

•
a First Shares shareholder generally will, for U.S. federal income tax purposes, recognize gain, but not loss, equal to the lesser of (1) the excess, if any, of the fair market value of the Heartland common stock and the amount of cash received by the shareholder over that shareholder's adjusted tax basis in the First Shares common stock exchanged in the merger or (2) the amount of cash received by the shareholder in the merger (excluding cash received in lieu of fractional shares, which will be taxed as discussed below);

•
the gain recognized by a First Shares shareholder in the merger generally will constitute capital gain, unless, as discussed below, the shareholder's receipt of cash has the effect of a distribution of a dividend for U.S. federal income tax purposes, in which case the shareholder's gain will be treated as ordinary dividend income to the extent of the shareholder's ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes;

•
any capital gain recognized by a First Shares shareholder generally will constitute long-term capital gain if the shareholder's holding period for the First Shares common stock exchanged in the merger is more than one year as of the date of the merger, and otherwise will constitute short-term capital gain;

•
the aggregate tax basis of the shares of Heartland common stock received by a First Shares shareholder (including, for this purpose, any fractional share of Heartland common stock for which cash is received) in exchange for First Shares common stock in the merger will be the same as the aggregate tax basis of the shareholder's First Shares common stock exchanged therefor, decreased by the amount of cash received by the shareholder in the merger (excluding any cash received in lieu of a fractional share) and increased by the amount of gain recognized by the shareholder in the merger (including any portion of the gain that is treated as a dividend and excluding any gain recognized as a result of cash received in lieu of a fractional share); and

•
the holding period of the shares of Heartland common stock received by a First Shares shareholder in the merger will include the holding period of the shareholder's First Shares common stock exchanged in the merger.

Potential Treatment of Cash as a Dividend. In general, the determination of whether gain recognized by a First Shares shareholder will be treated as capital gain or a dividend distribution will depend upon whether, and to what extent, the merger reduces the First Shares shareholder's deemed percentage stock ownership interest in Heartland. For purposes of this determination, a First Shares shareholder will be treated as if the shareholder first exchanged all of its First Shares common stock solely for Heartland common stock (instead of the combination of Heartland common stock and cash actually received) and then Heartland immediately redeemed a portion of that Heartland common stock in exchange for the cash the shareholder received in the merger. The gain recognized in the exchange followed by the deemed redemption will be treated as capital gain if, with respect to the First Shares shareholder, the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend.”
In general, the deemed redemption will be “substantially disproportionate” with respect to a First Shares shareholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a First Shares shareholder will depend on the shareholder's particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend;” the deemed redemption must result in a “meaningful reduction” in the First Shares shareholder's deemed percentage stock ownership of Heartland common stock. In general, that determination requires a comparison of (1) the percentage of the outstanding voting stock of Heartland that the First Shares shareholder is deemed actually and constructively to have owned immediately before the deemed redemption by Heartland and (2) the percentage of the outstanding voting stock of Heartland actually and constructively owned by the shareholder immediately after the deemed redemption by Heartland. In applying the foregoing tests, a shareholder may, under constructive ownership rules, be deemed to own stock in addition to stock actually owned by the shareholder, including stock owned by other persons and stock subject to an option held by such shareholder or by other persons. Because the constructive ownership rules are complex, each First Shares shareholder should consult its own tax advisor as to the applicability of these rules. The IRS has indicated that a minority shareholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if that shareholder has any reduction in its percentage stock ownership under the foregoing analysis.
Cash Instead of Fractional Shares. To the extent that a First Shares shareholder receives cash in lieu of a fractional share of common stock of Heartland, the shareholder will be deemed to have received that fractional share in the merger and then to have received the cash in redemption of that fractional share. The shareholder generally will recognize gain or loss equal to the difference between the cash received and the portion of the shareholder tax basis in the shares of First Shares common stock surrendered allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of First Shares common stock is more than one year as of the date of the merger.
Backup Withholding. Backup withholding at the applicable rate may apply with respect to certain payments, including cash received in the merger, unless a First Shares shareholder (1) is a corporation or is within certain other exempt categories and, when required, demonstrates this fact, or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A First Shares shareholder who does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder's U.S. federal income tax liability, provided the shareholder furnishes certain required information to the IRS.
Reporting Requirements. A First Shares shareholder will be required to retain records pertaining to the merger and will be required to file with such First Shares shareholder's U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.
TAX MATTERS REGARDING THE MERGER ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ANY PARTICULAR FIRST SHARES SHAREHOLDER WILL DEPEND ON THAT SHAREHOLDER'S PARTICULAR SITUATION. FIRST SHARES SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS TO THEM.
Accounting Treatment
The merger will be accounted for as a “purchase” by Heartland of First Shares, as that term is used under U.S. Generally Accepted Accounting Principles, which we refer to as GAAP, for accounting and financial reporting purposes. As a result, the historical financial statements of Heartland will continue to be the historical financial statements of Heartland following the completion of the merger. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of First Shares as of the effective time of the merger will be recorded at their respective fair values and added to those of Heartland. Any excess of purchase price over the net fair values of First Shares assets and liabilities is recorded as goodwill (excess purchase price). Financial statements of Heartland issued after the merger will reflect such fair values and will not be restated retroactively to reflect the historical financial position or results of operations of First Shares. The results of operations of First Shares will be included in the results of operations of Heartland beginning on the effective date of the merger.
Board of Directors and Management of Heartland Following Completion of the Merger
The composition of Heartland's board of directors and its senior management will not be changed as a result of the merger. Information about the current Heartland directors and executive officers can be found in Heartland's proxy statement filed with the Securities and Exchange Commission on April 4, 2012. See “Where You Can Find More Information” on page [ ].
Exchange of Certificates in the Merger
Please do not send us your certificates at this time.
Promptly after the completion of the merger, Heartland will send transmittal materials to each holder of a First Shares stock certificate (that has not previously surrendered its shares) for use in exchanging First Shares stock certificates for cash and certificates representing shares of Heartland common stock. Heartland will deliver certificates for Heartland common stock and a check to the holder of First Shares stock once it receives the properly completed transmittal materials and certificates representing such holder's shares of First Shares common stock.
First Shares stock certificates may be exchanged for cash and Heartland stock certificates until such time that the cash and stock certificates would otherwise escheat to or become the property of any governmental unit or agency. At the end of that period, all unclaimed Heartland stock certificates and cash will become (to the extent permitted by abandoned property and any other applicable law) the property of Heartland.

If your First Shares stock certificate has been lost, stolen or destroyed you may receive cash and a Heartland stock certificate upon the making of an affidavit of that fact. Heartland may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Heartland with respect to the lost, stolen or destroyed First Shares stock certificate.
Neither Heartland nor First Shares, nor any other person, will be liable to any former holder of First Shares common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
Fractional Shares
Heartland will not issue any fractional shares of Heartland common stock. Instead, a First Shares shareholder who would otherwise have received a fraction of a share of Heartland common stock will receive an amount of cash equal to the fraction of a share of Heartland common stock to which such holder would otherwise be entitled multiplied by the average closing price of Heartland common stock on the thirty trading days ending five days before the effective date of the merger.
Public Trading Markets
Heartland common stock is quoted on the NASDAQ Global Select Market under the symbol “HTLF.” The shares of Heartland common stock to be issued in connection with the merger will be freely transferable under the applicable securities laws, except for shares issued to any shareholder who may be deemed to be an affiliate of Heartland, as discussed in “Resales of Heartland Stock by Affiliates”.
Notice of Dissenters' Rights
Sections 180.1301 to 180.1331 of the Wisconsin Business Corporation Law (“WBCL”) provide that any shareholder may dissent from the merger and obtain payment of the “fair value” of his or her shares as determined in accordance with Section 180.1301(4) of the WBCL, provided that such shareholder complies with all of the provisions of Sections 180.1301 to 180.1331 of the WBCL.
The following is a brief summary of Sections 180.1301 to 180.1331 of the WBCL which set forth the procedures for demanding statutory dissenters' rights. The full text of Sections 180.1301 to 180.1331 is attached to this proxy statement/prospectus as Appendix B, and we incorporate that text into this proxy statement/prospectus by reference.
To be entitled to dissent and seek the fair value of First Shares common stock, a shareholder must not vote in favor of the merger and must deliver written notice to First Shares prior to the special meeting of First Shares shareholders to vote on the merger of such shareholder's intent to demand payment for such shares if the merger is effectuated.
If the merger is approved by the shareholders and completed, the shareholders who elect to exercise their dissenters' rights and who properly and timely perfect such rights will be entitled to receive the “fair value” in cash for their shares of capital stock.
Within ten days after shareholder approval, First Shares is obligated to deliver to those shareholders who have not consented to the merger and have notified First Shares of their intent to demand payment a written dissenters' notice that states where demand for payment must be sent and when certificates must be deposited. A dissenting shareholder must send his or her certificates for shares of capital stock to the address provided in the dissenters' notice. The dissenting shareholders' payment demand must include the date that the shareholders were informed of the terms of the merger and it must certify whether the shareholder acquired beneficial ownership of the shares of capital stock before such date.
A shareholder who does not demand payment or deposit his or her certificates by the time specified in the dissenters' notice will not be entitled to payment for his or her shares under the dissenters' rights sections of the WBCL and will instead be entitled to receive the merger consideration.
Upon the later of completion of the merger or receipt of the payment demand, First Shares will pay each dissenting shareholder who has complied with the above the amount that First Shares estimates to be the “fair value” of the dissenting shareholder's shares of capital stock, plus accrued interest. The payment must be accompanied by the latest available financial statements of First Shares, audited and including footnote disclosure if available, any interim financial statements of First

Shares, a statement of First Shares' estimate of the “fair value” of the shares, an explanation of how the interest was calculated, a statement of the dissenting shareholder's right to demand payment if the dissenting shareholder is dissatisfied with the payment and a copy of the sections of the WBCL pertaining to dissenters' rights.
If (i) the dissenting shareholder believes that the amount paid by First Shares is less than the “fair value” of his or her shares or that the interest due was incorrectly calculated, (ii) First Shares fails to make payment within 60 days after the date set in the dissenters' notice for demanding payment, or (iii) the merger is not completed and First Shares does not return the deposited certificates within 60 days after the date set in the dissenters' notice for demanding payment, the dissenting shareholder may notify First Shares of his or her estimate of the “fair value” of his or her shares and the amount of interest due and demand payment of his or her estimate, less any payment previously received. The dissenting shareholder must notify First Shares of his or her demand in writing within 30 days after First Shares made or offered payment for the dissenting shareholder's shares. If within 60 days after receipt by First Shares of a demand described in this paragraph, the demand remains unsettled, First Shares will bring a special proceeding and will petition the court to determine the “fair value” of the shares and accrued interest. First Shares will make all dissenting shareholders whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding will be served a copy of the petition filed with the court. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of the “fair value” of the shares. Such dissenting shareholders will be entitled to judgment for the amount by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by First Shares. If First Shares does not bring the special proceeding within such 60 day period, First Shares will pay each dissenting shareholder whose claim remains unsettled the amount demanded.

Failure to comply strictly with all of the procedures set forth in Sections 180.1301 to 180.1331 of the WBCL will result in the loss of a shareholder's dissenters' rights. Consequently, any shareholder wishing to exercise dissenters' rights is urged to consult legal counsel before attempting to exercise such rights.
Shareholders considering the exercise of dissenters' rights should be aware that the “fair value” of their shares as determined under Sections 180.1301 to 180.1331 could be more than, the same as or less than the merger consideration they would receive under the merger agreement if they did not dissent.
One condition to Heartland's obligation to complete the merger is that the total number of dissenting shares of First Shares common stock cannot be more than 7.5% of the number of outstanding shares of First Shares common stock.

THE MERGER AGREEMENT
The following describes material provisions of the merger agreement, which is attached as Appendix A to this document and which is incorporated by reference into this document. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this document. We urge you to read the merger agreement carefully and in its entirety.
The Merger
Pursuant to the merger agreement, and upon filing of a certificate of merger with the Secretary of State of Delaware and articles of merger with the Wisconsin Department of Financial Institutions, First Shares will merge with and into Heartland with Heartland as the surviving corporation. Upon the completion of the merger, each share of First Shares common stock outstanding, other than shares of First Shares common stock held by either Heartland or First Shares, will be automatically converted into the right to receive a combination of cash and shares of Heartland common stock.
Number of Shares of Heartland Stock Issuable Per Share of First Shares common stock
The number of shares of Heartland common stock that will be issued for each share of First Shares common stock will be equal to (A) the greater of (x) Six Million Two Hundred Thousand dollars ($6,200,000) and (y) four and eight-tenths percent (4.8%) of the adjusted tangible assets of First Shares as of the end of the month preceding the merger, divided by (B) the product of (x) the number of shares of First Shares common stock outstanding at the effective time of the merger, multiplied by (y) the average closing price of Heartland common stock during the thirty trading days ending five days before the effective date of the merger. For these purposes, “adjusted tangible assets” of First Shares will be equal to its total assets, less the sum of (a) intangible assets, (b) transaction costs incurred by First Shares in the merger, (c) any severance or similar costs that arise contractually because of a change in control, and (d) one-half of any adjustment to the reserve for loan losses of First Shares to the extent such adjustment is equal to or less than $600,000 plus all of such adjustment to the extent it exceeds $600,000, in each case, as is necessary to cause the reserve established by First Shares to be consistent with the reserve practices and methods used by Heartland.
For example, if we assumed transaction costs of approximately [$240,000], severance costs of $368,000, and a reserve adjustment of [$130,000], the adjusted tangible assets of First Shares at June 30, 2012, would be approximately [$129,325,000]. If we used the average of the last sale price of Heartland common stock for the thirty trading days ending September [ ], 2012 (the last practicable trading day before the distribution of this document), and the number of shares of First Shares common stock outstanding on that date, the number of shares of Heartland common stock for each share of First Shares common stock would be computed as follows:

Adjusted Tangible Assets =	[$129,325,000]
Shares of First Shares common stock outstanding =	[258,263]
Average closing price of Heartland common stock =	[$ ]
Shares of Heartland common stock issued per share of First Shares common stock = [ ]
No fractional shares will be issued, but instead Heartland will pay to the holder of First Shares common stock otherwise entitled to a fractional share an amount of cash equal to the fractional share amount multiplied by the average closing price of Heartland common stock on the thirty trading days ending five days before the effective date of the merger.
The actual number of shares to be received by a First Shares shareholder for each share of First Shares common stock will depend on the financial condition of First Shares at the end of the month preceding the merger, and the trading price of Heartland common stock for the thirty trading days ending five days prior to the merger, and is expected to differ from the amount set forth above.
Amount of Cash Payable Per Share of First Shares Common Stock
The amount of cash payable with respect to all First Shares common stock converted in the merger will be equal to the difference between (A) the adjusted tangible equity of First Shares as of the end of the month preceding the merger, and (B) the greater of (x) seven million seven hundred and fifty dollars ($7,750,000), or (y) six percent (6%) of the adjusted tangible assets as of the end of the month preceding the merger. The amount of cash payable with respect to each share of First Shares common stock will be equal to this amount divided by the number of shares of First Shares common stock outstanding (other than treasury shares) at the effective time of the merger, plus any cash representing fractional shares of Heartland common stock as described above.
For example, if we applied the same subtractions from tangible equity and the tangible assets of First Shares at June 30, 2012 that are described above to calculate adjusted tangible assets and adjusted tangible equity, the amount of cash payable for each share of First Shares common stock would be computed as follows:

Adjusted Tangible Assets =	[$ 129,325,000]
Six Percent (6%) of Adjusted Tangible Assets =	[$ 7,759,500]
Adjusted Tangible Equity =	[$ 12,271,500]
Difference =	[$ 4,512,000]
Shares of First Shares common stock outstanding =	[258,263]

Cash payable per share of First Shares common stock =	[$ 17.47]
The actual amount of cash to be received by a First Shares shareholder for each share of First Shares common stock will depend on the financial condition of First Shares at the end of the month preceding the merger, and is expected to differ from the amount set forth above.
Completion of the Merger
Unless the parties agree otherwise and subject to the next sentence, the completion of the merger will take place at a time and place to be agreed upon by the parties as soon as practicable after all closing conditions have been satisfied or waived.
The merger will be completed when Heartland files a certificate of merger with the Secretary of State of the State of Delaware and articles of merger with the Wisconsin Department of Financial Institutions, unless Heartland and First Shares agree to a later time for the completion of the merger and specify that time in the articles of merger and certificate of merger. We currently expect to complete the merger in the last quarter of 2012, subject to receipt of required shareholder and regulatory approvals.
Conditions to Completion of the Merger
First Shares' and Heartland's respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval and adoption of the merger agreement by the holders of two thirds of the outstanding shares of First Shares common stock;

•	receipt of governmental and regulatory approvals required to complete the merger;

•	receipt of all other notices, consents and waivers from third parties;

•
the absence of any judgment, order, statute, law, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or any governmental entity that (i) prohibits, restrains or impairs the completion of the merger, (ii) prohibits the ownership or operation by Heartland of all or a material portion of the business of First Shares or (iii) compels or requires Heartland to dispose of or hold separately any material portion of its or First Shares' business;

•	the effectiveness of the registration statement with respect to the Heartland common stock to be issued in connection with the merger;

•
the truth and correctness in all material respects of the other party's representations and warranties as of the date of the completion of the merger (with the exception of those representations and warranties that by their terms speak specifically as of the date of the merger agreement or some other date, which representations and warranties shall be true and correct as of such date); and

•	the other party's due performance of all the obligations required to be performed by it under the merger agreement.

Heartland's obligation to complete the merger is subject to the requirement that the total number of dissenting shares of First Shares common stock cannot be more than 7.5% of the number of outstanding shares of First Shares common stock.
First Shares' obligation to complete the merger is also subject to no change of control or sale of substantially all the assets of Heartland occurring prior to the date of the merger.
No Solicitation
First Shares has agreed that it will not, and will cause First National Bank of Platteville and First Shares' and First National Bank of Platteville's officers, directors, employees, agents and representatives not to:

•	solicit, initiate, encourage or take any action to facilitate any inquiries or proposals with respect to any “acquisition proposal” (as defined below); or

•
participate in any discussions or negotiations regarding any acquisition proposal, enter into any agreement regarding an acquisition proposal or that could reasonably be expected to lead to any acquisition proposal or make any recommendation in support of any acquisition proposal.

However, prior to approval by two-thirds of First Shares shareholders, First Shares may consider and participate in discussions and negotiations with respect to an unsolicited bona fide acquisition proposal, and furnish information regarding First Shares to a person proposing an acquisition proposal, but only if: (1) the First Shares board of directors determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties; (2) the acquisition proposal did not result from any breach by First Shares of its obligations under the merger agreement relating to non-solicitation; (3) First Shares first enters into a confidentiality agreement with the party proposing the acquisition proposal; and (4) First Shares provides prior written notice to Heartland of its decision to take such action.
First Shares has also agreed:

•
to notify Heartland promptly (and in any event within 24 hours) of any request for information relating to an acquisition proposal and to provide Heartland with relevant information regarding the acquisition proposal or request;

•	to keep Heartland fully informed of the status of any such acquisition proposal (including any modifications or proposed modifications);

•
to cease immediately and cause to be terminated any existing discussions with any persons regarding an acquisition proposal, and to promptly request that all persons other than Heartland who have been furnished confidential information regarding First Shares in connection with any discussions or consideration of an acquisition proposal within the 12 months prior to the date of the merger agreement to return such information.

As used in the merger agreement, “acquisition proposal” means a proposal or offer from any person (other than Heartland or its affiliates) relating to any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to (i) merger, consolidation or other business combination of First Shares or First National Bank of Platteville, (ii) a restructuring, recapitalization or liquidation of First Shares or First National Bank of Platteville, (iii) any disposition of any material assets of First Shares or First National Bank of Platteville, (iv) any issuance, disposition or sale of any shares of capital stock of First National Bank of Platteville to any party other than First Shares or Heartland, or (v) any transaction in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 5% of the outstanding securities of any class of voting securities of the First Shares.
Termination
First Shares and Heartland may agree in writing to terminate the merger agreement before completing the merger, even after approval and adoption of the merger agreement by First Shares shareholders, if a majority of the board of directors of each of First Shares and Heartland votes to do so.

In addition, either Heartland or First Shares may decide to terminate the merger agreement in various circumstances, including the following:

•	if the other party has or will have breached any representation, warranty or agreement in any material respect or if satisfaction of any closing condition by the other party is or becomes impossible;

•	if the average closing price of Heartland common stock for any thirty trading day period falls below $15.25 per share;

•	if the merger has not been completed by December 28, 2012;

•	if the amount subtracted from adjusted tangible assets related to the reserve adjustment exceeds $300,000; or

•	if holders of shares representing two-thirds of the common stock of First Shares fail to approve the merger at the special meeting.

First Shares may terminate the merger agreement if, (i) prior to the adoption of the agreement by the First Shares shareholders, the board of directors authorized First Shares to enter into an alternative acquisition agreement with a third party (subject to satisfying certain conditions), or (ii) if Heartland fails to obtain regulatory approvals at least three business days prior to December 28, 2012. Heartland also may terminate the merger agreement if First Shares changes its recommendation to the First Shares shareholders to approve the merger or accepts an acquisition proposal by another party, or if shares of First Shares common stock totaling more than 7.5% of the First Shares common stock outstanding dissent from the merger.
Termination Fee and Payment of Expenses
If the merger agreement is terminated and abandoned, it will become void and there will be no liability on the part of Heartland, First Shares or their respective representative, except that designated provisions of the merger agreement will survive the termination, including provisions relating to the payment of expenses and/or a termination fee in the circumstances described below.
First Shares must pay to Heartland all expenses incurred by Heartland in connection with the preparation, negotiation, execution and performance of the merger agreement if the merger agreement is terminated:

•
by Heartland because First Shares has or will have breached any representation, warranty or agreement in any material respect or if satisfaction of any closing condition by First Shares is or becomes impossible, in each case, solely because of (i) a breach of the obligations of First Shares to call the Shareholder Meeting, (ii) a failure of the First Shares' board of directors to recommend that the shareholders approve the merger or (iii) because of a change in such recommendation that is adverse to Heartland;

•	by either Heartland or First Shares if the holders of shares representing two-thirds of the common stock of First Shares fail to approve the merger at the special meeting;

•
by First Shares, prior to the shareholder vote, due to its board of directors changing its recommendation to the First Shares shareholders to approve the merger or determining to accept an acquisition proposal by another party; or

•	by Heartland if First Shares' board of directors authorized First Shares to accept an acquisition proposal by another party.
Heartland must pay to First Shares all expenses incurred by First Shares in connection with the preparation, negotiation, execution and performance of the merger agreement if the merger agreement is terminated by First Shares due to Heartland's failure to obtain regulatory approvals at least three business days prior to December 28, 2012.
First Shares must pay a termination fee of $350,000 in cash if the merger agreement is terminated:

•
by First Shares, prior to the shareholder vote, due to its board of directors changing its recommendation to the First Shares shareholders to approve the merger or determining to accept an acquisition proposal by another party;

•	by Heartland if First Shares' board of directors authorized First Shares to accept an acquisition proposal by another party; or

•
by Heartland if (i) the holders of shares representing two-thirds of the common stock of First Shares fail to approve the merger at the special meeting, and (ii) the First Shares' board of directors fails to recommend to the shareholders to approve the merger or changes such recommendation.

Other Covenants and Agreements
First Shares has undertaken customary covenants that place restrictions on it and its subsidiaries until the completion of the merger. In general, First Shares has agreed to, and to cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice, preserve intact in all material respects its business organization and the goodwill, keep available the services of its officers and employees and preserve intact its material agreements and credit facilities.
First Shares has further agreed that, except with Heartland's prior written consent, First Shares will not, and will cause its subsidiaries to not, among other things, undertake any of the following actions:

•	amend its articles of incorporation or bylaws;

•
issue any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the ordinary course of business;

•	split, combine, reclassify, purchase, redeem or otherwise acquire any of its capital stock or any other ownership interest;

•	declare, set aside or pay any dividends or other distribution on any shares of its capital stock, except that First National Bank of Platteville may pay dividends to First Shares;

•	other than certain short-term borrowings incurred in the ordinary course of business, borrow any amount or incur or become subject to any material liability;

•	discharge or satisfy any material lien or encumbrance on any of its properties or assets or pay any material liability, except otherwise in the ordinary course of business;

•
sell, assign, transfer, mortgage, pledge or subject to any lien or other encumbrance any of its assets, except in the ordinary course of business, for current property taxes not yet due and payable or non-material liens and encumbrances;

•	cancel any material debt or claims or waive any rights of material value, except in the ordinary course of business;

•
acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to First Shares, except in exchange for debt previously contracted;

•
except for certain limited exceptions, make any single or group of related capital expenditures or commitments therefor in excess of $25,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $50,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

•
enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, wage, salary or compensation increases, or severance or termination pay to, or promote, any director, officer, employee, group of employees or consultant or hire any employee, except in the ordinary course of business consistent with past practice;

•
adopt or amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as and to the extent required by law;

•
allow its current insurance policies to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially equal to the coverage under the canceled, terminated or lapsed policies are in full force and effect;

•
enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation to which it is a party, without prior consultation with Heartland;

•
take any action with respect to investment securities held or controlled by it inconsistent with past practices, alter its investment portfolio duration policy as heretofore in effect or, without prior consultation with Heartland, take any action that would have or could reasonably be expected to have a material effect on First National Bank of Platteville's asset/liability position;

•	renew, exercise an option to extend, cancel or surrender any lease of real property nor allow any such lease to lapse, without the consent of Heartland; and

•
make any change in its accounting methods or practices, other than changes required by law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions.

Additionally, First National Bank of Platteville may not make any agreements or commitments binding it to extend credit except in a manner consistent with past practice and in accordance with its lending policies as disclosed to Heartland, and it may not make any agreements or commitments binding it to extend credit in an amount in excess of $250,000, or sell, assign or otherwise transfer any participation in any loan, in each case without prior consultation with Heartland.
Representations and Warranties
The merger agreement contains representations and warranties by each of First Shares and Heartland. Among others, First Shares' representations and warranties to Heartland cover the following:

•	corporate matters, including organization, standing and power;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•
the fact that the approval of two-third of the shares of First Shares common stock entitled to vote for the approval and adoption of the merger agreement is the only vote required of any holders of First Shares capital stock with respect to the merger agreement;

•	capitalization;

•	loans made by First National Bank of Platteville;

•	reports and filings with federal and state banking, bank holding company and other regulatory authorities;

•	financial statements and absence of liabilities not disclosed therein;

•	subsidiaries;

•	the absence of certain changes or events since June 30, 2012;

•	ownership and leases of real and personal property;

•	environmental liability;

•	taxes;

•	material contracts;

•	litigation;

•	brokers;

•	employee benefits and labor matters;

•	insurance matters;

•	transactions with affiliates;

•	permits and compliance with laws;

•	administration of accounts;

•	the non-omission of material facts;

•	interest rate risk management instruments; and

•	the opinion of its financial advisor.
Heartland's representations and warranties to First Shares cover the following:

•	corporate matters, including organization, standing and power;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	validity of Heartland common stock to be issued pursuant to the merger;

•	capitalization;

•	accuracy of public filings;

•	the absence any material adverse change since March 31, 2012;

•	reports and filings with federal and state banking, bank holding company and other regulatory authorities;

•	the non-omission of material facts; and

•	facts that relate to obtaining regulatory approvals.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this document as Appendix A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this document and in the documents incorporated by reference into this document, including the periodic and current reports and statements that Heartland files with the SEC. See “Where You Can Find More Information” on page [ ].
Expenses and Fees
In general, except as described in "The Merger Agreement - Termination Fee and Payment of Expenses," each party will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, Heartland will pay the filing fees and printing and mailing costs in connection with the preparation and distribution of this document.
Amendment or Waivers
The merger agreement may only be amended by written agreement, signed by both Heartland and First Shares. The provisions of the merger agreement may be waived by the party benefited by those provisions.
INFORMATION ABOUT FIRST SHARES
First Shares is a bank holding company headquartered in Platteville, Wisconsin that holds all of the shares of the First National Bank of Platteville, a national bank with offices in Platteville, Lancaster and Hazel Green, Wisconsin. First Shares, which was organized as a Wisconsin corporation in 1988, engages in no business activities other than through First National Bank of Platteville.
The First National Bank of Platteville was incorporated in 1891, and was one of the first national banks in Wisconsin. Focused on community banking in Platteville, which continues to be the location of its home office, First National Bank of Platteville now also serves the community of Lancaster, Wisconsin through a branch office opened in 1991, and the community of Hazel Green, Wisconsin through a branch acquired in 2000. The First National Bank of Platteville is a full-service community bank with emphasis on consumers, small businesses and agricultural enterprises. At June 30, 2012, the First National Bank of Platteville had assets of approximately $130 million, deposits of approximately $114 million and shareholders' equity of approximately $14 million.

INFORMATION ABOUT HEARTLAND
Heartland Financial USA, Inc. is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended. We have nine banking subsidiaries: Dubuque Bank and Trust Company, located in Dubuque, Iowa; Galena State Bank & Trust Co., located in Galena, Illinois; Riverside Community Bank, located in Rockford, Illinois; Wisconsin Bank & Trust, located in Madison, Wisconsin; New Mexico Bank & Trust, located in Albuquerque, New Mexico; Rocky Mountain Bank, located in Billings, Montana; Arizona Bank & Trust, located in Phoenix, Arizona; Summit Bank & Trust, located in Broomfield, Colorado; and Minnesota Bank & Trust located in Edina, Minnesota. Together, our banking subsidiaries operate a total of 64 banking locations. All nine of our banking subsidiaries are members of the Federal Deposit Insurance Corporation (FDIC). We also have seven non-banking subsidiaries, including a consumer finance company with offices in Iowa, Illinois and Wisconsin, a subsidiary involved in property management, and five special-purpose trust subsidiaries formed for the purpose of offering cumulative capital securities.
Our banking subsidiaries provide full-service retail banking in the communities in which they are located. The principal service of our banking subsidiaries consists of making loans to and accepting deposits from businesses and individuals. These loans are made at the offices of each of our banking subsidiaries. Our banking subsidiaries also engage in activities that are closely related to banking, including investment brokerage.
Dubuque Bank and Trust Company, Heartland's lead banking subsidiary, was originally incorporated in Iowa in 1935, Heartland was formed to serve as its holding company in 1981, and Heartland reincorporated in Delaware on June 30, 1993. Our principal executive offices are located at 1398 Central Avenue, Dubuque, Iowa 52001. Our telephone number is (563) 589-2100. Our website address is www.htlf.com.
Additional information about Heartland and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information.”
DESCRIPTION OF HEARTLAND COMMON STOCK
This section summarizes the terms of the common stock that will be issued upon consummation of the merger. You should read our certificate of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, to fully understand the rights associated with our common stock. See “Where You Can Find More Information” for information on how to obtain copies.
General
Our certificate of incorporation currently authorizes the issuance of 25,000,000 shares of common stock, par value $1.00 per share. Our common stock is not entitled to any conversion or redemption rights and holders of the common stock do not have any preemptive right or other subscription rights to subscribe for additional securities we may issue. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue. We act as the transfer agent and registrar for our common stock.
Dividend Rights
Subject to the prior dividend rights of the holders of any preferred stock, including the Series C preferred stock, dividends may be declared by our board of directors and paid from time to time on outstanding shares of our common stock from any funds legally available for dividends. Nevertheless, we are prohibited from paying dividends on our common stock if full dividends on all outstanding shares of Series C preferred stock for the most recent quarter were not paid and any such dividends paid on our common stock are subject to certain Tier 1 capital requirements. Further, the agreements pursuant to which we borrow money and the regulations to which we are subject as a bank holding company may limit our ability to pay dividends or other distributions with respect to the common stock or to repurchase common stock.

Voting Rights
Subject to the rights of the holders of our preferred stock, including the Series C preferred stock described above, only the holders of our common stock have voting rights and are entitled to one vote for each share held. There are no cumulative voting rights.
Liquidation Rights
Upon any liquidation, dissolution or winding up of our company, after the payment of all liabilities and of the liquidation preferences with respect to our preferred stock, including the Series C preferred stock, the holders of our common stock are entitled to share in our assets remaining.
Preferred Share Purchase Rights
On June 7, 2002, we entered into a Rights Agreement with Dubuque Bank and Trust Company, which agreement was amended on January 17, 2012. Under the Rights Agreement, all stockholders receive, along with each share of common stock owned, a preferred stock purchase right entitling them to purchase from Heartland one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $75.00 per one one-thousandth of a share, subject to certain adjustments, once these preferred share purchase rights become exercisable.
The preferred share purchase rights are not exercisable or transferable apart from our common stock until the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of our outstanding common stock or (ii) the tenth business day (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in the beneficial ownership of 15% or more of our outstanding common stock, even if no shares are purchased pursuant to such offer. The definition of “Acquiring Person” under the Rights Agreement is subject to certain exceptions, including acquisitions by Heartland Partnership, L.P. and acquisitions that our board of directors determines are inadvertent and without any intention of changing or influencing control of us. Subject to this exception and other conditions, if any person or group of affiliated or associated persons becomes an Acquiring Person, each preferred share purchase right will entitle the holder (other than the Acquiring Person) to receive upon exercise common stock having a market value of two times the exercise price of the right. If after the time that a person or group becomes an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each preferred share purchase right will entitle the holder (other than the Acquiring Person) to receive upon exercise common stock of our company or the acquiring company (or the acquiring company's parent) having a market value of two times the exercise price of that preferred share purchase right.
Each one one-thousandth of a share of our Series A Preferred Stock, if issued, (i) will not be redeemable, (ii) will entitle holders to a minimum preferential quarterly dividend payment (if declared) of the greater of $0.10 per one one-thousandth of a share or an amount equal to 1,000 times the dividend declared per share of common stock, (iii) will have the same voting power as one share of our common stock and (iv) will entitle holders, upon liquidation, to receive the greater of $0.01 per one one-thousandth of a share (plus any accrued but unpaid dividends) or an amount equal to 1,000 times the payment made on one share of our common stock. In the event of any merger, consolidation or other transaction in which our common stock is converted or exchanged, each one one-thousandth of a share of Series A Preferred Stock will be entitled to receive the same amount received per one share of our common stock.
We may redeem the preferred share purchase rights for $0.01 per preferred share purchase right at any time before a person has become an Acquiring Person. If we redeem any of the preferred share purchase rights, we must redeem all of the preferred share purchase rights. For as long as the preferred share purchase rights are redeemable, we may amend the preferred share purchase rights to extend the time period in which the preferred share purchase rights may be redeemed, but not to change the redemption price or date of expiration of the preferred share purchase rights. The Rights Agreement also grants our board of directors the option, at any time after any person or group becomes an Acquiring Person but prior to an acquisition at the 50% level, to exchange preferred share purchase rights (other than preferred share purchase rights owned by such Acquiring Person) for shares of our common stock or Series A Preferred Stock (or a series of our preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of our common stock, or fractional share of Series A Preferred Stock (or other preferred stock equivalent in value to one share of our common stock), per preferred share purchase right. The preferred share purchase rights will expire on January 17, 2022, unless earlier redeemed.

The preferred share purchase rights make a hostile contest for control without communication with our board of directors impractical. The preferred share purchase rights would cause substantial dilution to a potential acquirer that attempts to acquire us in a transaction that is not approved by our board of directors.

The above description of the preferred share purchase rights is only a summary and does not purport to be complete. You must look at the Rights Agreement for a full understanding of the terms of the preferred share purchase rights. The Rights Agreement has been incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies.
Certain Provisions of our Certificate of Incorporation and Bylaws
Some provisions of our certificate of incorporation and bylaws could make the acquisition of control of our company and/or the removal of our existing management more difficult, including those that provide as follows:

•	we do not provide for cumulative voting for our directors;

•	we have a classified board of directors with each class serving a staggered three-year term;

•	a vote of 70% of the outstanding shares of voting stock is required to remove directors, and such directors may only be removed for cause;

•	a vote of 70% of the outstanding shares of voting stock is required to amend, alter or repeal our bylaws and certain sections of our certificate of incorporation;

•
a vote of 70% of the outstanding shares of voting stock is required to effect any merger or consolidation of us or any of our subsidiaries with or into another corporation (unless the merger does not require stockholder approval); effect any sale, lease, exchange or other disposition by us or any of our subsidiaries of all or substantially all of our assets in a single transaction or series of related transactions; or effect any issuance or transfer by us or any of our subsidiaries of any of our voting securities (except as issued pursuant to a stock option, purchase or bonus plan), except if approved by two-thirds of the board of directors;

•
our board of directors may create new directorships and may appoint new directors to serve for the full term of the class of directors in which the new directorship was created and may fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

•	our board of directors may issue preferred stock without any vote or further action by the stockholders;

•	our board of directors retains the power to designate series of preferred stock and to determine the powers, rights, preferences, qualifications and limitations of each class;

•	all stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting; and

•
we have advance notice procedures which generally require that stockholder proposals and nominations be provided to us not less than 30 days and not more than 75 days before the date of the originally scheduled annual meeting in order to be properly brought before a stockholder meeting.

Section 203 of the Delaware General Corporation Law
Section 203 of the Delaware General Corporation Law regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with a holder of 15% or more of its voting stock (an interested stockholder) for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved in advance the transaction in which the stockholder became an interested stockholder;

•	the stockholder owns at least 85% of the voting stock, excluding shares owned by directors, officers and employee stock plans after the transaction in which it became an interested stockholder; and

•
the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder at a stockholder meeting, and not by written consent.

This prohibition on business combination transactions with an interested stockholder may be removed, however, if our continuing board of directors proposes business combinations with another party, or our stockholders, by majority vote, determine to opt out of Section 203 of the Delaware General Corporation Law and one year has elapsed since the vote.

COMPARISON OF SHAREHOLDERS' RIGHTS
The rights of First Shares shareholders are governed by the Wisconsin Business Corporation Law, or WBCL, and First Shares' articles of incorporation and bylaws. The rights of Heartland stockholders are governed by the Delaware General Corporation Law, or DGCL, and Heartland's certificate of incorporation and bylaws. After the merger, the rights of Heartland's stockholders and First Shares' former shareholders will be governed by the DGCL and Heartland's certificate of incorporation and bylaws. The following discussion summarizes the material differences between the rights of First Shares shareholders and the rights of Heartland stockholders. You should read Heartland's certificate of incorporation and bylaws, and First Shares articles of incorporation and bylaws carefully and in their entirety and also “Description of Heartland Common Stock” on page [___].

Authorized Capital Stock
Heartland	First Shares
Authorized:	Authorized:
• 25,000,000 shares of common stock	• 300,000 shares of common stock
• 200,000 shares of preferred stock
• 16,000 shares of Series A Junior Participating Preferred
• 81,698 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B
• 81,698 shares of Non-Cumulative Perpetual Preferred Stock, Series C
Outstanding as of June 30, 2012:	Outstanding as of July 31, 2012:
• 16,467,889 shares of common stock	• 258,263 shares of common stock
• Preferred stock:
• No shares of Series A Junior Participating Preferred
• No shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B
• 81,698 shares of Non-Cumulative Perpetual Preferred Stock, Series C

Size of Board of Directors
Heartland	First Shares
The DGCL provides that the board of directors of a business corporation shall consist of one or more members, each of whom shall be a natural person, and that the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change shall be made only by amendment. Heartland's certificate of incorporation provides that the number of directors shall not be less than three nor more than nine.
Further, the certificate of designations for Heartland's Non-Cumulative Perpetual Preferred Stock, Series C provides the U.S. Department of Treasury the right to visit Heartland Board meetings if dividends on the preferred stock are not paid for five dividend periods and if dividends are not paid for six dividend periods provides that the Board will automatically be increased by two and the Department of Treasury will have the right, but not the obligation, to elect two directors until dividends have been paid for four dividend periods.

The WBCL provides that the board of directors of a business corporation shall consist of one or more natural persons, with the numbers specified or fixed in accordance with the articles of incorporation or bylaws.
First Shares' bylaws provide that the number of directors constituting the board of directors shall be nine.

Qualifications of Directors
Heartland	First Shares
The DGCL provides that directors need not be stockholders unless otherwise required by the certificate of incorporation or the bylaws, and that other qualifications of directors may be prescribed in the certificate of incorporation or the bylaws.
The Heartland bylaws provide that directors need not be residents of Delaware or the United States or stockholders of the corporation. Heartland's certificate of incorporation and bylaws provide that a person shall not be eligible for election to the board of directors if such person is 70 years of age or older on the date of such election, provided, however, that such restriction does not apply to any incumbent directors who attained the age of sixty-five (65) years prior to January 1, 1993.

Under the WBCL, a director is not required to be a resident of the state of Wisconsin or a shareholder of the corporation unless otherwise required by the articles of incorporation or bylaws.
First Shares' articles of incorporation provide that a person shall not be eligible for election to the board of directors if such person is 70 years of age or older on the date of such election, unless such person was an initial director of First Shares and was 72 years of age by July 7, 1988. The articles of incorporation further provide that only persons who would be qualified by applicable United States banking laws to act as directors of First National Bank of Platteville shall be qualified to act as a director.

Filling Vacancies on the Board
Heartland	First Shares
The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, a majority of the directors then in office (although less than a quorum) or the sole remaining director may fill any vacancy on the board of directors including newly created directorships resulting from an increase in the number of directors.
Heartland's bylaws provide that vacancies may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, by the nominating and compensation committee, or by the sole remaining director.

The WBCL provides that unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors it may filled by any of the following: (i) the shareholders; (ii) the board of directors; or (iii) if the directors remaining in office constitute fewer than a quorum of the board, the directors, by the affirmative vote of a majority of all directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group may vote to fill the vacancy if it is filled by shareholders, and only the remaining directors elected by that voting group may vote to fill the vacancy if it is filled by the directors. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new directors may not take office until the vacancy occurs.
The First Shares bylaws provide that any vacancy on the board of directors, including any vacancy resulting from an increase in the number of directors, may be filled by the vote of a majority of the directors then in office, provided that the shareholders have the right to fill any vacancy created by removal of a director by a vote of shareholders. First Shares' articles of incorporation provide that any vacancy created by removal of a director by a vote of shareholders may be filled by the affirmative vote of 80% of the shares voting to remove such director (see below for removal requirements).

Removal of Directors
Heartland	First Shares
Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election; however, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause unless the certificate of incorporation otherwise provides.
Heartland's certificate of incorporation provides that a director may only be removed for cause and by an affirmative vote of 70% of the outstanding shares entitled to vote generally in the election of directors at an annual meeting of stockholders or a meeting of the stockholders called for that purpose.

Under the WBCL, shareholders of a corporation may remove a director with or without cause, unless the corporation's articles of incorporation or bylaws provide that a director may only be removed for cause.
First Shares' articles of incorporation provide that a director may only be removed for cause and by an affirmative vote of 80% of the outstanding shares entitled to vote for the election of such director at a meeting of shareholders called for that purpose.

Nomination of Directors for Election
Heartland	First Shares
If a stockholder wishes to nominate a person for election as director, the stockholder must give timely notice in proper written form to the Secretary of Heartland. To be timely, such stockholder notice must be received by the Secretary at Heartland's principal executive offices (1)  not later than the close of business on the 30th day nor earlier than the opening of business on the 75th day before the meeting; provided, however, that in the event the notice of the meeting is given less than 40 days before the meeting, notice must be received not later than 10 days after the date that notice of the meeting was given. To be in proper written form, such stockholder's notice must be in writing and contain information regarding the nominee to the board of directors and the stockholder bringing the nomination and other information specified in Heartland's bylaws.

First Shares' bylaws provide that nominations of persons for election to the board of directors may be made at a meeting of the shareholders, by or at the direction of the board, by any nominating committee or persons appointed by the board, or by any shareholder of First Shares entitled to vote for election of directors at the meeting who complies with specified notice procedures. If a shareholder wishes to nominate a person for election as a director, then the shareholder must give timely notice in proper written form to the Secretary of First Shares. To be timely, such shareholder's notice must be received at First Shares' principal office within 15 days following the day the notice of the meeting was mailed.
To be in proper written form, such shareholder's notice must be in writing and contain information regarding the nominee to the board of directors and the shareholder bringing the nomination and other information specified in First Shares' bylaws.

Fiduciary Duty of Directors
Heartland	First Shares
Directors of corporations incorporated or organized under Delaware law have fiduciary obligations to the corporation and its stockholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of “due care” and “loyalty.” Under Delaware law, the duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interests of the corporation.
The WBCL permits directors to consider the interests of constituencies other than the corporation and its shareholders in discharging their fiduciary duties.

Anti-Takeover Provisions
Heartland	First Shares
The DGCL generally prohibits certain Delaware corporations from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:
•    before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
• upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors or officers and by employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or

The WBCL protects domestic corporations from hostile takeovers and abusive takeover tactics by preventing a person from engaging in specified transactions with the corporation or from taking specific actions after that person has acquired a significant portion of the corporation's shares. These protections fall into three categories:

•    the business combination statute, which regulates specified types of transactions with interested stockholders;
•    the fair price statute, which regulates the price at which significant shareholders may acquire the remaining shares of the corporation; and
•    the control share statute, which regulates the voting power of shares held by specified large shareholders.
Business combination statute. The WBCL prohibits business combinations between Wisconsin corporations and a person who is an interested shareholder. This prohibition lasts for three years after the date on which that person became an interested shareholder. Business

Anti-Takeover Provisions (cont.)
Heartland	First Shares

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
The DGCL generally defines “business combination” as:
•    any merger or consolidation of the corporation with the interested stockholder;
• any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10 percent or more of the assets of the corporation involving the interested stockholder;
•    subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
• any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder; or
• any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Generally, the DGCL defines an “interested stockholder” as (i) any entity or person owning 15 percent or more of the outstanding voting stock of the corporation, or (i) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person.
Heartland has elected, in its certificate of incorporation to be subject to the foregoing provisions.

 combinations include mergers, share exchanges, sales of assets, liquidations, dissolutions, and specified types of stock transactions and stock issuances. An interested shareholder is a person who is the beneficial owner of at least 10 percent of the voting power of the outstanding voting stock or who is an affiliate or associate of the corporation and is the beneficial owner of at least 10 percent of the voting power of the outstanding voting stock at any time within the prior three-year period. The prohibition on business combinations does not apply if the corporation's board of directors has approved, before the interested shareholder's stock acquisition, that business combination or the purchase of stock made by the interested shareholder on that stock acquisition date.
The prohibition on business combinations continues after the initial three-year period unless:
•    the corporation's board of directors has approved, before the interested shareholder's stock acquisition date, the purchase of stock made by the interested shareholder on that stock acquisition date;
• the business combination is approved by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose;
• the interested shareholder pays a fair price, as defined in the statute, for the shares it acquires in the business combination; or
•    the business combination is a business combination specifically excluded from the prohibition on business combinations by the WBCL.
Fair price statute. The WBCL provides that a business combination must be approved by the affirmative vote of at least all of the following: (i) 80 percent of the votes entitled to be case by outstanding voting shares of the corporation, voting together as a single voting group; and
(ii) two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares beneficially owned by a significant shareholder who is a party to the business combination or an affiliate or associate of a significant shareholder who is a party to the business combination, voting together as a single voting group. This voting requirement does not apply to a business combination if the corporation's shareholders receive a fair price, as defined in the statute, for their shares from the significant shareholder in the business combination. A significant shareholder is a person who is the beneficial owner of at least 10 percent of the voting power of the outstanding voting stock or who is an affiliate of the corporation and was the beneficial owner of at least 10 percent of the voting power of the outstanding voting stock at any time within the prior two-year period.
Control share statute. Under the WBCL, unless otherwise provided in a corporation's articles of incorporation, the voting power of shares of a corporation held by any person, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20 percent of the voting power in the election of directors shall be limited to 10 percent of the full voting power of those shares. The full voting power of the excess shares may be restored by a vote of a majority of the voting power of shares represented at a meeting at which a quorum is present. The person seeking restoration of full voting power may vote on this resolution. The Wisconsin anti-takeover provisions are not applicable to the transaction.

Shareholder Meeting
Heartland	First Shares
Annual Meetings. Under Heartland's bylaws an annual meeting of the stockholders must be held on the Wednesday following the third Tuesday of May each year or on such other date as the board of directors may determine.
Special Meetings. Under the DGCL, a special meeting may be called by the board of directors or such person or persons as may be authorized by the certificate of incorporation or the bylaws. Heartland's bylaws provide that special meetings of the stockholders may be called by the chairman of the board, the vice chairman of the board, the president, the board, or at the written request of stockholders representing a majority of outstanding voting shares.

Annual Meetings. Under First Shares' bylaws an annual meeting of shareholders must be held on a specified date each year or at such other date and time within 30 days before or after such date as shall be fixed by, or at the direction of, the board of directors.
Special Meeting. Under the WBCL, the board of directors, any person authorized by the articles of incorporation or bylaws, and holders of at least 10 percent of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, may call a special meeting of shareholders. First Shares' bylaws provide that special meetings of shareholders of First Shares may only be called by the chairman of the board, the board, the president or the holders of at least 15 percent of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Shareholder Action Without a Meeting
Heartland	First Shares
Unless prohibited by the certificate of incorporation, the DGCL provides that stockholders may take action by written consent in lieu of a stockholders meeting if signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Heartland's certificate of incorporation provides that actions of its stockholders must be effected at a duly called meeting and may not be effected in writing.

Under the WBCL, action required or permitted to be taken at a shareholders' meeting may be taken without a meeting: (i) without action by the board of directors, by all shareholders entitled to vote on the action; or (ii) if the articles of incorporation so provide, by shareholders who would be entitled to vote at a meeting those shares with voting power to cast not less than the minimum number or, in the cast of voting by voting groups, numbers of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. First Shares' bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting only by unanimous written consent or consents signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Submission of Shareholder Proposals
Heartland	First Shares
Heartland's bylaws provide that if a stockholder wishes to bring business before an annual meeting, then the stockholder must have given timely notice to the secretary of Heartland. To be timely, the notice must be delivered, mailed or telegraphed to the principal executive offices of Heartland not less than 30 days nor more than 75 days prior to the date of the originally scheduled meeting; provided, that if less than 40 days' notice of the date of the scheduled meeting is given or made, to be timely, notice by the stockholder must be so delivered, mailed or telegraphed not later than the close of business on the 10th day following the day on which notice of the date of the scheduled meeting was first mailed to stockholders. The stockholder's notice must set forth as to each matter the stockholder proposes to bring before the meeting: (i) a brief description of the proposal desired to be brought before the meeting and the reasons for conducting such business at the meeting; (ii) the name and address, as they appear on Heartland's books, of the stockholder proposing such business; (iii) the number of shares of Heartland's common stock beneficially owned by such stockholder on the date of such stockholder's notice; and (iv) any financial or other interest of such stockholder in the proposal.

First Shares' bylaws provide that if a shareholder wishes to bring business before an annual meeting, then the shareholder must have given timely notice thereof in writing to the Secretary of First Shares. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal office of First Shares, not later than the close of business on the 15th day following the day on which notice of the date of the annual meeting was mailed to shareholders or prior public disclosure of the date of the meeting was given or made to the shareholders. The shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and record address of the shareholder proposing such business; (iii) the class and number of shares of the First Shares which are beneficially owned by such shareholder; and (iv) any material interest of the shareholder in such business.

Notice of Shareholder Meetings
Heartland	First Shares
The Heartland bylaws provide that it shall notify those stockholders of the place, date, and time of the meeting not less than 10 nor more than 60 days before the date of the meeting or in the case of a merger or consolidation of Heartland requiring stockholder approval or a sale, lease or exchange of all or substantially all of Heartland's property and assets, not less than 20 nor more than 60 days before the date of meeting. If the notice is for a meeting other than the annual meeting, the notice shall also specify the purpose or purposes for which the meeting is called.

First Shares' bylaws provide that it shall notify those shareholders entitled to vote of the date, time and place of each shareholders meeting not less than 10 nor more than 50 days before the meeting date. Notice of a special meeting shall specify the purpose or purposes for which the meeting is called.

Shareholder Vote Required for Mergers and Sales
Heartland	First Shares
The DGCL generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation's property and assets be approved by the directors and by a majority of the outstanding stock entitled to vote thereon. Under the DGCL, a surviving corporation need not obtain stockholder approval for a merger if:
• the merger agreement does not amend the certificate of incorporation of the surviving corporation;
• each share of the surviving corporation's stock outstanding prior to the merger remains outstanding in identical form after the merger; or
• either no shares of common stock of the surviving corporation are to be issued or delivered in the merger, or, if common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20 percent.
In addition, the DGCL permits the merger of one corporation, of which at least 90 percent of the outstanding shares of each class is owned by another corporation, with or into the other corporation, without shareholder approval of either corporation.
Heartland's certificate of incorporation provides that a merger or consolidation or a sale, lease or exchange of all or substantially all of Heartland's property and assets requires the affirmative vote of 70% of Heartland's voting shares unless such transaction (i) is approved by resolution adopted by not less than 66-2/3% of Heartland's board of directors, (ii) is with a corporation of which the majority of the outstanding shares are owned by Heartland, or (iii) does not require stockholder approval pursuant to the DGCL.

The WBCL provides that, unless the articles of incorporation or bylaws require a greater vote or a vote by voting groups, a merger to which a Wisconsin corporation is a party must be approved by the affirmative vote of the holders of a majority of the shares entitled to vote on the merger and the affirmative vote of the holders of a majority of the shares of each class or series entitled to vote separately on the merger, if any. Approval of a plan of merger by the shareholders of the surviving corporation is not required if: (i) the articles of incorporation of the surviving corporation will not differ, except for limited changes; (ii) the number of shares and the rights and preferences of the shares held by the surviving corporation's shareholders prior to the merger will not change immediately after the merger; and (iii) the number of voting shares of the surviving corporation outstanding immediately after the merger plus the number of voting shares issuable as a result of the merger will not be greater than 20 percent of the total number of voting shares of the surviving corporation outstanding immediately before the merger.
First Shares' articles of incorporation provides that a merger or consolidation or a sale, lease or exchange of all or substantially all of First Shares' property and assets requires the affirmative vote of 66-2/3% of First Shares' voting shares. Approval by First Shares shareholders of the merger is being requested in this proxy statement/prospectus.

Distributions
Heartland	First Shares
The DGCL allows the board of directors to authorize a corporation to declare and pay dividends and other distributions to its stockholders, subject to any restrictions contained in the certificate of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation's capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of

Under the WBCL, the board of directors may authorize and the corporation may make distributions to its shareholders, including in connection with the repurchase of the corporation's shares, in amounts determined by the board, unless: (i) after the distribution the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the corporation's total assets after the distribution would be less than the sum of its total liabilities, plus, unless the articles of incorporation provide otherwise, the amount that would be needed to

Distributions (cont.)
Heartland	First Shares
assets, until the deficiency has been repaired. Holders of Heartland's common stock, subject to the rights of holders of Heartland's preferred stock, are entitled to receive such dividends as may be declared thereon from time to time by the board of directors, in the manner and upon the terms and conditions provided by law and its certificate of incorporation.
In addition to the restrictions discussed above, Heartland's ability to pay dividends to its stockholders may be affected by policies of the Federal Reserve applicable to bank holding companies which provide that a bank holding company should not pay cash dividends unless its net income available to common stockholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition.
Under the certificate of designations of the Non-Cumulative Perpetual Preferred Stock, Series C, Heartland is prohibited from paying dividends or redeeming shares (i) if it has failed to pay dividends on such series C preferred stock, or (ii) if the dividend would cause its tier 1 capital to be less than the difference between (x) 90% of its tier 1 capital on September 15, 2011 ($281.2 million), and (y) net charge-offs and any redemptions of the Series C Preferred Stock (subject to reduction in certain instances).

 satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution, if the corporation were to be dissolved at the time of distribution.
In addition to the restrictions discussed above, First Shares' ability to pay dividends to its shareholders may be affected by policies of the Federal Reserve applicable to bank holding companies which provide that a bank holding company should not pay cash dividends unless its net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition.

Dissenters' Rights of Appraisal
Heartland	First Shares
Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series of stock if, at the record date fixed to determine the stockholders entitled to receive notice of and to vote:
• the shares are listed on a national securities exchange; or
• the shares are held of record by more than 2,000 stockholders.
Further no appraisal rights are available for shares of stock of a constituent corporation surviving a merger if the merger does not require a vote of the stockholders of the surviving corporation.
Regardless of the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything other than:• shares of stock of the corporation surviving or resulting from the merger or consolidation;
• shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, or held of record by more than 2,000 stockholders;
• cash in lieu of fractional shares of the corporations described in either of the above; or

Under the WBCL, a shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of specified mergers, share exchanges and transactions involving the sale of all or substantially all of the corporation's property other than in the usual and regular course of business.  However, this right to dissent does not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.
First Shares' shareholders are entitled to dissenters' rights in the merger.

Dissenters' Rights of Appraisal (cont.)
Heartland	First Shares
• any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.
A Delaware corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as the result of an amendment to its certificate of incorporation, any merger or consolidation to which the corporation is a party, or the sale of all or substantially all of the assets of the corporation. Heartland's certificate of incorporation and bylaws do not address appraisal rights.

Shareholder Class Voting Rights
Heartland	First Shares
The DGCL provides that unless otherwise provided in a corporation's certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
Heartland's certificate of incorporation provides that the Series A Junior Participating Preferred Stock shall have the right to vote with the common stock and shall have no other special voting rights unless Heartland fails to pay 6 consecutive quarterly dividends, in which case, the Series A may elect 2 additional directors to the board of directors which directors will hold office until Heartland pays such dividends. The Series B and Series C preferred stock have no voting rights except (i) on failure of Heartland to pay 6 quarterly dividends (in which case such holders may elect 2 additional directors to the board of directors which directors will hold office until Heartland pays such dividends), and (ii) a 66 2-3% affirmative class vote shall be required for authorization of any senior preferred stock, amendment to the terms of the preferred stock, any share exchange or reclassification involving the preferred stock or merger or consolidation of Heartland with another entity unless such preferred shares remain outstanding or converted into equivalent securities.

Under the WBCL, holders of a particular class of shares are entitled to vote as a separate class if the rights of that class are affected in various respects by mergers, consolidations or amendments to the articles of incorporation. The WBCL provides that the presence or absence of dissenters' rights for a voting group affects the right of that group to vote on amendments to a corporation's articles of incorporation. If a voting group would have dissenters' rights as a result of the amendment, then a majority of the votes entitled to be cast by that voting group is required for adoption of the amendment.
First Shares has only common stock authorized and has no separate class voting requirements.

Indemnification
Heartland	First Shares
A Delaware corporation is required to indemnify a present or former director or officer against expenses actually and reasonably incurred in an action that such person successfully defended on the merits or otherwise.
Under the DGCL, in non-derivative third-party proceedings, a corporation may indemnify any director, officer, employee or agent who is or is threatened to be made a party to the proceeding against expenses, judgments and settlements actually and reasonably incurred in connection with a civil proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Further, in actions brought on behalf of the corporation, any director, officer, employee or agent who is or is threatened to be made a party can be indemnified for expenses actually and reasonably incurred in connection with the defense or settlement of the action if the person acted in good faith and in a

The WBCL requires a corporation to indemnify a director or officer, to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she is or was a director or officer of the corporation. Indemnification is also required in other instances, unless the director or officer is personally liable because the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes any of the following:
• a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;
• a violation of the criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

Indemnification (cont.)
Heartland	First Shares
manner reasonably believed to be in or not opposed to the best interests of the corporation; however, indemnification is not permitted with respect to any claims in which such person has been adjudged liable to the corporation unless the appropriate court determines such person is entitled to indemnity for expenses.
Any permissive indemnification of a present or former director, officer, employee or agent, unless ordered by a court, shall be made by the corporation upon a determination by: (i) a majority vote of the disinterested directors even though less than a quorum; (ii) a committee of disinterested directors, designated by a majority vote of such directors even though less than a quorum; (iii) independent legal counsel in a written opinion; or (iv) the stockholders. The statutory rights regarding indemnification are not exclusive.
Heartland's bylaws provide that Heartland shall indemnify a director or officer made party to a proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that in a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Heartland unless the Court of Chancery of the State of Delaware or the court in which action or suit was brought shall determines that such person is fairly and reasonably entitled to indemnity for such expenses. Any indemnification of an officer or director (unless ordered by a court) shall be made by Heartland only as authorized in the specific case upon a determination that indemnification is proper by (i) the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, independent legal counsel in a written opinion, or (iii) the stockholders.

• a transaction from which the director or officer derived an improper personal benefit; or
• willful misconduct.
 The WBCL provides that reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by a corporation as incurred it the director of officer furnishes to the corporation a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.
The indemnification provisions of the WBCL are not exclusive. A corporation may provide directors and officers additional rights to indemnification, except for conduct described above, in (i) the articles of incorporation or bylaws; (ii) by a written agreement between the director or officer and the corporation; (iii) by a resolution adopted by the board of directors; or (iv) by a resolution that is adopted, after notice, by a majority vote of all of the corporation's voting shares then issued and outstanding.
First Shares' bylaws provide that First Shares (x) shall indemnify a director or officer to the extent he has been successful on the merits or otherwise in the defense of any proceeding which is brought by or in the right of First Shares for all reasonable expenses, and (y) in all other cases, shall indemnify a director or officer against liability incurred in a proceeding provided the director or officer was a party because he is a director or officer of First Shares, unless the liability was incurred because the director or officer breached or failed to perform a duty owed to First Shares and such breach or failure constitutes (i) willful failure to deal fairly with First Shares, (ii) violation of criminal law unless the director or officer had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful, (iii) a transaction from which the director or officer derived an improper personal profit, or (iv) willful misconduct.

The WBCL allows a corporation to limit its obligation to indemnify directors and officers. Any limitation or reduction in the right to indemnification may only be prospective from the date of such vote. First Shares' articles of incorporation and bylaws are silent on this matter.

Limitations on Directors' Liability
Heartland	First Shares
Under the DGCL, a Delaware corporation's certificate of incorporation may eliminate director liability for all acts except: (i) an act or omission not in good faith or that involves intentional misconduct or knowing violation of the law; (ii) a breach of the duty of loyalty; (iii) improper personal benefits; or (iv) certain unlawful distributions. Heartland's certificate of incorporation contains such an exculpatory provision.

Under the WBCL, a director is not liable to the corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes:
• a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest;

Limitations on Directors' Liability
Heartland	First Shares

• a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;
• a transaction from which the director derived an improper personal profit; or
• willful misconduct.
First Shares' bylaws include the same language as the WBCL on the limitations on directors' liability.
Under the WBCL, a director or officer, in discharging his or her duties to the corporation and determining what he or she believes to be in the best interests of the corporation may, in addition to considering the effects of any action on shareholders, consider:
• the effects of the action on employees, suppliers and customers of the corporation;
• the effects of the action on the communities in which the corporation operates; and
• any other factors that the director or officer considers pertinent.

Amendment of Certificate or Articles of Incorporation
Heartland	First Shares
Under the DGCL, under the following circumstances, a class of stockholders has the right to vote separately on an amendment to a Delaware corporation's certificate of incorporation even if the certificate does not include such a right: (i) increasing or decreasing the aggregate number of authorized shares of the class (the right to a class vote under this circumstance may be eliminated by a provision in the certificate of incorporation); (ii) increasing or decreasing the par value of the shares of the class; or (iii) changing the powers, preferences, or special rights of the shares of the class in a way that would affect them adversely. Approval by outstanding shares entitled to vote is also required. Further, a separate series vote is not required unless a series is adversely affected by an amendment in a manner different from other shares in the same class. Under the DGCL, a corporation's certificate of incorporation also may require, for action by the board of directors or by the holders of any class or series of voting securities, the vote of a greater number or proportion than is required by the DGCL, and the provision of the certificate of incorporation requiring such greater vote may also provide that such provision cannot be altered, amended or repealed except by such greater vote.
The Heartland certificate of incorporation provides that the provisions regarding (i) amendment to bylaws and certificate of incorporation, (ii) the size, qualifications and classes of the board of directors, (iii) additional voting requirements, (iv) business combinations with interested stockholders, and (v) stockholder action by written consent, shall not be amended, changed or repealed unless approved by the affirmative vote of the holders of shares having at least 70% of the voting power of all outstanding stock entitled to vote thereon, unless such amendment, change or repeal was approved by at least 66-2/3% of the directors.

Under the WBCL, a corporation's board of directors may adopt one or more amendments to the corporation's articles of incorporation without shareholder action in a limited number of specified circumstances. The WBCL also provides that the board of directors of a corporation may propose one or more amendments to the articles of incorporation for submission to shareholders. The board of directors may condition its submission of the proposed amendment on any basis. Unless the articles of incorporation or bylaws require a greater vote or a vote by voting groups, the amendment is adopted if approved by all of the following: (i) a majority of the votes entitled to be cast on the amendment by each voting group with respect to which the amendment would create dissenters' rights; and (ii) the votes required by every other voting group entitled to vote on the amendment.
First Shares' articles of incorporation provide that the articles of incorporation may be amended, altered or repealed by the affirmative vote of the holders of a majority of all outstanding shares entitled to vote on such amendment and a duly convened and noticed meeting of the shareholders; provided that the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of stock entitled to vote on such amendment shall be required to adopt any amendment to the provisions regarding the classification of the board of directors, voting requirements for a merger, consolidation or sale of assets and amendments to the certificate of incorporation.

Amendment of Bylaws
Heartland	First Shares
Under the DGCL, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. However, the stockholders always retain the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated such power.
Heartland's certificate of incorporation and bylaws provide that the bylaws also may be amended, altered or repealed by (i) the stockholders, provided such amendment, alteration or repeal is approved by the affirmative vote of holders of not less than 70% of the outstanding shares of stock entitled to vote at an election of directors, or (ii) the affirmative vote of not less than 66 2/3% of the directors.

Under the WBCL, a corporation's board of directors may amend or repeal the corporation's bylaws or adopt new bylaws except to the extent that the articles of incorporation or the WBCL reserve that power exclusively to the shareholders or the shareholders in adopting, amending or repealing a particular by-law provide within the bylaws that the board of directors may not amend, repeal or adopt that by-law. A corporation's shareholders may amend or repeal the corporation's bylaws or adopt new bylaws even though the board of directors may also amend or repeal the corporation's bylaws or adopt new bylaws.
First Shares' bylaws provide that First Shares' bylaws may be amended, altered or repealed, and new bylaws may be enacted, only (i) by the affirmative vote of not less than a majority of the shares present or represented at any annual or special meeting at which a quorum is in attendance, or (ii) by the board of directors by affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no by-law adopted by the shareholders shall be amended or repealed by the board of directors if the by-law so adopted so provides.

Shareholder Inspection Rights
Heartland	First Shares
Under the DGCL, every stockholder of record has the right to inspect, upon written demand under oath stating the stockholder's purpose for inspection, in person or by agent or attorney, the corporation's stock ledger, stockholder list, its other books and records and, subject to certain restrictions, the books and records of a subsidiary of the corporation.

Under the WBCL, each shareholder and his or her agent or attorney has the right to inspect and copy subject to specified requirements (including having a proper purpose) the list of shareholders entitled to notice of a shareholder's meeting. The list shall be arranged by class or series of shares and show the address of and number of shares held by each shareholder. Inspections must be conducted during regular business hours at the shareholder's expense. This right of inspection begins two business days after notice of the shareholders' meeting is given and continues through the meeting. This right of inspection may be exercised upon written demand.
The WBCL further provides that both shareholders of record and beneficial shareholders of a corporation who satisfy specified requirements, and their attorneys and agents, have the right to inspect and copy the corporation's bylaws and, subject to the requirements discussed below, minutes of meetings and consent actions of the board of directors and shareholders, records of actions taken by a committee of the board of directors on behalf of the corporation, accounting records and the record of shareholders. Inspections must be conducted during regular business hours. Notice of a demand must be given five business days before the date on which the shareholder wants to inspect and copy the records. For records other than the bylaws, the demand must be made in good faith and for proper purpose, and the person must have been a shareholder for at least six months before his or her demand or hold at least five percent of the outstanding shares of the corporation. The WBCL also requires corporation to mail a copy of its latest financial statements to any shareholder who requests a copy in writing.

CERTAIN OPINIONS

The validity of the securities offered by this proxy statement/prospectus will be passed upon for Heartland by Dorsey & Whitney LLP.
Boardman and Clark LLP has delivered an opinion concerning material federal income tax consequences of the merger. See “Description of Merger-Material Federal Income Tax Consequences of the Merger” on page ____.
EXPERTS

The consolidated financial statements of Heartland Financial USA, Inc. as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Heartland files annual, quarterly and current reports, proxy statements and other information with the SEC. Heartland's SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document Heartland files with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. You may also obtain copies of our SEC filings at the office of The NASDAQ Stock Market located at One Liberty Plaza, 165 Broadway, New York, NY 10006. For further information on obtaining copies of Heartland's public filings at The NASDAQ Stock Market, you should call 1-212-401-8700.
The SEC allows Heartland to incorporate by reference into this prospectus the information it files with the SEC. This allows Heartland to disclose important information to you by referencing those filed documents. Heartland has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

•	Heartland's Annual Report on Form 10-K for the year ended December 31, 2011;

•	Heartland's definitive proxy statement for its annual meeting of stockholders held May 16, 2012, filed on April 4, 2012;

•	Heartland's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

•	Heartland's Current Reports on Form 8-K filed on February 3, 2012, May 4, 2012, May 21, 2012, July 16, 2012, and August 2, 2012; and

•
the description of Heartland's common stock and preferred share purchase rights included in its registration statements on Form 8-A filed with the SEC, including any amendment or reports filed for the purpose of updating such description, and in any other registration statement or report filed by us under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Heartland is also incorporating by reference any future filings made by it with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and before the filing of a post-effective amendment to that registration statement that indicates that all securities offered hereunder have been sold or that deregisters all securities then remaining unsold. The most recent information that Heartland files with the SEC automatically updates and supersedes more dated information.
You can obtain a copy of any documents which are incorporated by reference in this prospectus or any prospectus supplement at no cost by writing or telephoning us at:
Investor Relations
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001
(563) 589-2100

This document contains a description of the representations and warranties that each of First Shares and Heartland made to the other in the merger agreement. Representations and warranties made by First Shares, Heartland and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms of the agreements. Accordingly, the representations and warranties and other provisions of the agreements (including the merger agreement) should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document, including the periodic and current reports and statements that Heartland files with the SEC.
You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement relating to the offered securities. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

APPENDIX A

MERGER AGREEMENT
between
First Shares, Inc.
and
Heartland Financial USA, Inc.
dated
July 31, 2012

TABLE OF CONTENTS
ARTICLE 1    MERGER

1.1    Effect of Merger
1.2    Conversion of FSI Common Stock
1.3    Additional Heartland Common Stock; Adjustments
1.4    Rights of Holders of FSI Common Stock; Capital Stock of Heartland
1.5    Payment/Exchange of Certificates
1.6    Dissenting Shares
1.7    The Closing

ARTICLE 2    REPRESENTATIONS AND WARRANTIES OF HEARTLAND

2.1    Organization and Qualification
2.2    Authority Relative to this Agreement; Non-Contravention
2.3    Validity of Heartland Common Stock
2.4    Capital Stock
2.5    1934 Act Reports
2.6    No Material Adverse Changes
2.7    Reports and Filings
2.8    Disclosure
2.9    Regulatory Approvals

ARTICLE 3    REPRESENTATIONS AND WARRANTIES OF SELLER

3.1    Organization and Qualification
3.2    Authority Relative to this Agreement; Non-Contravention
3.3    Capitalization
3.4    Financial Statements
3.5    Loans
3.6    Reports and Filings
3.7    Subsidiaries
3.8    Absence of Undisclosed Liabilities
3.9    Books and Records
3.10    No Material Adverse Changes
3.11    Absence of Certain Developments
3.12    Properties
3.13    Environmental Matters
3.14    Tax Matters
3.15    Contracts and Commitments
3.16    Litigation
3.17    No Brokers or Finders
3.18    Employees
3.19    Employee Benefit Plans
3.20    Insurance
3.21    Affiliate Transactions
3.22    Compliance with Laws; Permits

3.23    Administration of Fiduciary Accounts
3.24    Disclosure
3.25    Regulatory Approvals
3.26    Interest Rate Risk Management Instruments
3.27    Disclosures in Schedules
3.28    Fairness Opinion

ARTICLE 4     CONDUCT OF BUSINESS PENDING THE MERGER

4.1    Conduct of Business

ARTICLE 5    ADDITIONAL COVENANTS AND AGREEMENTS

5.1    Filings and Approvals
5.2    Certain Loans and Related Matters
5.3    Monthly Financial Statements and Pay Listings
5.4    Expenses
5.5    Consents and Authorizations
5.6    Title Insurance and Surveys
5.7    No Negotiations, etc.
5.8    Notification of Certain Matters
5.9    Access to Information; Confidentiality; Nonsolicitation of Employees
5.10    Filing of Tax Returns and Adjustments
5.11    Shareholder Approval; Registration Statement
5.12    Establishment of Accruals
5.13    Employee Matters
5.14    Tax Treatment
5.15    Loan Participations
5.16    Updated Schedules
5.17    280G Approval

ARTICLE 6    CONDITIONS

6.1    Conditions to Obligations of Each Party
6.2    Additional Conditions to Obligation of FSI
6.3    Additional Conditions to Obligation of Heartland

ARTICLE 7    TERMINATION, AMENDMENT AND WAIVER

7.1    Reasons for Termination
7.2    Effect of Termination
7.3    Expenses
7.4    FSI Termination Payments
7.5    Heartland Termination Payments
7.6    Amendment
7.7    Waiver

A-ii

ARTICLE 8    GENERAL PROVISIONS

8.1    Press Releases and Announcements
8.2    Notices
8.3    Assignment
8.4    No Third Party Beneficiaries
8.5    Schedules
8.6    Interpretation
8.7    Severability
8.8    Complete Agreement
8.9    Governing Law
8.10    Specific Performance
8.11    Intentionally Deleted
8.12    Waiver of Jury Trial
8.13    Investigation of Representations, Warranties and Covenants
8.14    No Survival of Representations

A-iii

MERGER AGREEMENT
This MERGER AGREEMENT (the “Agreement”), dated July 31, 2012, is made and entered into by and between Heartland Financial USA, Inc., a Delaware corporation (“Heartland”), and First Shares, Inc., a Wisconsin corporation (“FSI”).
WHEREAS, the respective Boards of Directors of Heartland and FSI have determined that it is advisable and in the best interests of Heartland and FSI and their respective shareholders to consummate the merger of FSI with and into Heartland as described in Article 1 of this Agreement (the “Merger”);
WHEREAS, as a result of the Merger, all of the outstanding shares of the common stock, $0.25 par value, of FSI (the “FSI Common Stock”), will be converted into shares of the common stock, $1.00 par value, of Heartland (“Heartland Common Stock”) on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, FSI owns all of the issued and outstanding capital stock of First National Bank of Platteville, a national banking association (the “FNBP”), and Heartland owns all of the issued and outstanding capital stock of Wisconsin Bank and Trust, a Wisconsin state bank (“WBT”), and Heartland and FSI desire that FNBP be merged with and into WBT simultaneous with, or immediately after the, Merger (the “Bank Merger”); and
WHEREAS, Heartland and FSI desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:
ARTICLE 1
MERGER

Subject to the satisfaction or waiver of the conditions set forth in Article 6, on a date mutually satisfactory to the parties as soon as practicable following receipt of all necessary regulatory approvals of the Board of Governors of the Federal Reserve System (“FRB”), FSI will merge with and into Heartland. Heartland, in its capacity as the corporation surviving the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Merger will be effected pursuant to the provisions of, and with the effect provided in, Section 252 of the Delaware General Corporation Law (the “DGCL”), and Section 180.1101 of the Wisconsin Business Corporation Law (the “WBCL”).
1.1    Effect of Merger

(a)    At the Effective Time (as defined in Section 1.1(d)), FSI shall be merged with and into Heartland, and the separate existence of FSI shall cease. The Charter (as defined in Section 2.2) and the Bylaws of Heartland, as in effect immediately prior to the Effective Time, shall be the Charter and the Bylaws of the Surviving Corporation, until the same may be amended as provided therein and in accordance with applicable law. The directors and officers of Heartland immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and shall qualify.

(b)    At the Effective Time and thereafter, the Surviving Corporation shall be responsible and liable for all the liabilities, debts, obligations and penalties of each of Heartland and FSI.

(c)    At the Effective Time and thereafter, the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of Heartland and FSI; all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of Heartland and FSI, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in Heartland or FSI, shall not revert or be in any way impaired by reason of the Merger.

(d)    To effect the Merger, the parties hereto will cause an appropriate certificate of merger and articles of merger relating to the Merger to be filed with the Secretary of State of Delaware and the Wisconsin Department of Financial Institutions (“WDFI”). The Merger shall become effective upon the filing of such certificate of merger and articles of merger. As used herein, the term “Effective Date” shall mean the date on which the Merger shall become effective as provided in the preceding sentence and the term “Effective Time” shall mean the time on the Effective Date when the Merger shall become effective. The Effective Date and the Effective Time shall take place on the Closing Date (as defined below).

1.2    Conversion of FSI Common Stock

(a)For purposes of this Section 1.2:

(i)“Adjusted Tangible Assets” shall mean, as of the Determination Date, the assets of FSI, calculated (except as provided in Section 5.6) in accordance with Generally Accepted Accounting Principles consistently applied (“GAAP”), less the sum of (A) any Intangible Assets, (B) any Transaction Costs, (C) any Severance Costs, and (D) the Reserve Adjustment.

(ii)“Adjusted Tangible Shareholders' Equity” shall mean, as of the Determination Date, the excess of the Adjusted Tangible Assets of FSI over the liabilities of FSI, calculated in accordance with GAAP.

(iii)“Average Closing Price” shall mean the average of the closing prices of Heartland Common Stock as quoted on the Nasdaq Global Select Market for the thirty (30) consecutive trading days ending with the fifth day preceding the Effective Time.

(iv)“Determination Balance Sheet” has the meaning set forth in Section 1.2(b).

(v)“Determination Date” shall mean the last day of the month preceding the Effective Time.

(vi)“Intangible Assets” shall mean any asset recorded on the Determination Balance Sheet that is considered an intangible asset under GAAP.

(vii)“Outstanding FSI Shares” shall mean the number of shares of FSI Common Stock issued and outstanding at the Effective Time.

(viii)“Reserve Adjustment” shall mean (A) one-half of any adjustment to the reserve for loan losses of FSI to the extent such adjustment is equal to or less than $600,000, plus an amount equal to all of such adjustment to the extent it exceeds $600,000, in each case to the extent an adjustment is necessary to conform FNBP's credit loss reserve practices and methods to those of Heartland as of the Determination Date, or (B) at Heartland's election, any amount less than the amount calculated in accordance with clause (A). For purposes of calculating this Reserve Adjustment, Heartland shall use the same methodology it used to determine the loan loss reserve calculation based on loan balances of FSI as of April 30, 2012.

(ix)“Severance Costs” means any and all amounts in the nature of compensation paid or payable by agreement to any employee of FSI (except to the extent included in “Transaction Costs”), as determined on an after-tax basis, that is contingent upon a change in the ownership of FSI or a sale of a substantial portion of the assets of FSI and for which Heartland, as the successor in the Merger, does not have sole control over the events that create a contractual obligation to pay, regardless of whether such payment is due or made before, at or after the Effective Time, including, without limitation, all such payments that could become due at the election of the executive after a change in ownership upon voluntary termination of employment of an executive under the Employment Agreements (as defined in Section 5.13(b)), regardless of whether paid.

(x)“Transaction Costs” shall mean any and all amounts incurred by FSI, whether or not paid by FSI and whether incurred before or after the date of this Agreement (but only to the extent not reflected in the Determination Balance Sheet), as determined on an after-tax basis, that arise out of or in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated hereby, including FSI's legal and accounting fees (including those associated with the preparation of the balance sheet referred to in Section 1.2(b)), brokerage commissions, finder's fees or similar fees or commissions (including any fees payable to Hovde pursuant to the letter described in Section 3.17), and income, sales or other liability for Taxes for income or gain arising out of such transactions, but excluding costs incurred pursuant to Section 5.6.

(b)    As soon as practicable, and in any event at least five Business Days prior to the Effective Time, FSI shall prepare and deliver to Heartland (i) a balance sheet, prepared in accordance with GAAP consistently applied with FSI's historical accounting practices (the “Determination Balance Sheet”), showing its consolidated financial position as at the Determination Date, and containing adequate detail to compute the Adjusted Tangible Shareholder's Equity. Without limiting the generality of the foregoing, FSI shall accompany the Balance Sheet with (i) a schedule of all Transaction Costs, including Transaction Costs to be incurred after the date of the delivery of the same based upon inquiry of vendors with respect thereto, (ii) a calculation of the reserve for loan and lease losses, and the basis for such calculation, and (iii) a calculation of Severance Costs, assuming completion of the Merger. Heartland shall, within ten (10) Business Days thereafter, calculate FSI's reserve for loan and lease losses based on such information and in a manner consistent with Heartland's past practices and as used by Heartland to determine a $260,000 adjustment to the reserves for loan losses of FSI as of April 30, 2012, and provide to FSI an estimate of the Reserve Adjustment. FSI shall give the representatives of Heartland (the

“Representatives”), access to FSI and its records to permit Heartland to review FSI's calculations. Without limiting the generality of the foregoing, FSI shall continue to make provision for loan losses and other reserves on the balance sheets of FNBP in a manner consistent with past practices, and FSI shall not alter or vary its practices and policies relating to classified loans and loan write-offs in preparing the Balance Sheet. For purposes of this Agreement, “Business Day” shall mean any day other than Saturday, Sunday or a day on which national banks are required to be closed under Federal Law.

If FSI and Heartland agree to such calculations and to Adjusted Tangible Shareholder's Equity and the Reserve Adjustment, the Determination Balance Sheet and such amounts shall be final and conclusive. If Heartland and FSI disagree as to such calculations and are unable to reconcile their differences in writing within five (5) Business Days, the Effective Time shall be postponed and the items in dispute shall be submitted to a mutually acceptable independent national accounting firm in the United States (the “Independent Auditors”) for final determination, and the calculations shall be deemed adjusted in accordance with the determination of the Independent Auditors and shall become binding, final and conclusive upon all of the parties hereto. The Independent Auditors shall consider only the items in dispute and shall be instructed to act within five (5) Business Days (or such longer period as Heartland and FSI may agree) to resolve all items in dispute. FSI and Heartland shall share equally the payment of reasonable fees and expenses of the Independent Auditors.
(c)    To effectuate the Merger, at the Effective Time, and without any further action of Heartland, FSI or any holder of FSI Common Stock, each issued and outstanding share of FSI Common Stock (other than shares to be canceled pursuant to Section 1.2(d) and Dissenting Shares (as defined in Section 1.6))(the “Converted Shares”) shall be canceled and extinguished and be converted into and become a right to receive (A) the number of shares of Heartland Common Stock determined in accordance with Subsection 1.2(c)(i) (subject to adjustment as provided in Section 1.3), plus (B) the amount of cash determined in accordance with Subsection 1.2(c)(ii).

(i)    The number of shares of Heartland Common Stock issuable for each Converted Share shall be equal to the quotient of (A) the greater of (x) Six Million Two Hundred Thousand dollars ($6,200,000) and (y) four and eight tenths percent (4.8%) of Adjusted Tangible Assets, divided by (B) the product of (x) the Average Closing Price multiplied by (y) the Outstanding FSI Shares (the “Stock Merger Consideration”). No fractional shares of Heartland Common Stock shall be issued for Converted Shares, and in lieu of any fractional share, Heartland shall pay pursuant to Subsection 1.2(c)(ii), to each holder of Converted Shares who otherwise would be entitled to receive a fractional share of Heartland Common Stock, an amount of cash (without interest) equal to the product of (a) the Average Closing Price multiplied by (b) the fractional share interest to which such holder would otherwise be entitled (the “Fractional Share Amount”).

(ii)    The amount of cash paid for each Converted Share shall be equal to the Fractional Share Amount, plus an additional amount equal to the quotient of:

(1)
the difference between (A) Adjusted Tangible Shareholders' Equity and (B) the greater of (x) Seven Million Seven Hundred and Fifty Thousand dollars ($7,750,000) and (y) six percent (6%) of Adjusted Tangible Assets; divided by

(2)	the Outstanding FSI Shares (the “Cash Merger Consideration”).

The term “Merger Consideration” shall mean the consideration into which any Converted Shares will be converted pursuant to this Section 1.2(c), comprised of the Stock Merger Consideration and the Cash Merger Consideration.
(d)    Each share of FSI Common Stock held as treasury stock of FSI or held directly or indirectly by Heartland, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled, retired and cease to exist, and no exchange or payment shall be made with respect thereto.

1.3    Additional Heartland Common Stock; Adjustments     If, between the date hereof and the Effective Time, shares of Heartland Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Heartland Common Stock issued to holders of Converted Shares at the Effective Time pursuant to this Agreement will be appropriately and proportionately adjusted so that the number of such shares of Heartland Common Stock (or such class of shares into which shares of Heartland Common Stock have been changed) that will be issued in exchange for the Converted Shares will equal the number of such shares that the holders of Converted Shares would have received pursuant to such classification, recapitalization, split-up, combination, exchange of shares, readjustment or stock dividend had the record date therefor been immediately following the Effective Time.

1.4    Rights of Holders of FSI Common Stock; Capital Stock of Heartland

(a)    At and after the Effective Time and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Time represented the Converted Shares shall be deemed for all purposes to evidence the right to receive the Merger Consideration, and the record holder of such outstanding stock certificate shall, after the Effective Time, be entitled to vote the shares of Heartland Common Stock into which such shares of FSI Common Stock shall have been converted on any matters on which the holders of record of Heartland Common Stock, as of any date subsequent to the Effective Time, shall be entitled to vote. In any matters relating to such stock certificates, Heartland may rely conclusively upon the record of shareholders maintained by FSI containing the names and addresses of the holders of record of FSI Common Stock at the Effective Time.

(b)    At and after the Effective Time, each share of capital stock of Heartland issued and outstanding immediately prior to the Effective Time shall remain an issued and existing share of capital stock of the Surviving Corporation and shall not be affected by the Merger.

1.5    Payment/Exchange of Certificates

(a)    Payment of Merger Consideration; Exchange of Certificates. At the Effective Time, each holder of a Converted Share may surrender such certificate or certificates to Heartland to effect the exchange of such certificate or certificates on such holder's behalf. Within ten (10) Business Days after the Closing, Heartland will cause to be distributed to such holder of FSI Common Stock appropriate materials to facilitate the surrender of certificates representing such stock not previously delivered. Within ten (10) Business Days after surrender to Heartland of any certificate which prior to the Effective Date represented a Converted Share, Heartland shall distribute to the person in whose name such certificate is registered, a check in payment of the Cash Merger Consideration and a certificate or certificates representing the Stock Merger Consideration.

(b)    Failure to Surrender Certificates. If outstanding certificates formerly representing Converted Shares are not surrendered prior to the date on which the Merger Consideration to which any holder of such shares is entitled as a result of the Merger would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed consideration shall, to the extent permitted by abandoned property and any other applicable law, become the property of Heartland (and to the extent not in Heartland's possession shall be paid over to Heartland), free and clear of any and all claims or interest of any person. Notwithstanding the foregoing, neither Heartland nor any other person shall be liable to any former holder of FSI Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or other similar laws.

(c)    Lost Certificates. In the event that any certificate representing FSI Common Stock shall have been lost, stolen or destroyed, Heartland shall pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof in form satisfactory to Heartland, the Merger Consideration; provided, however, that Heartland may, in its sole discretion and as a condition precedent to the issuance and payment of the Merger Consideration to which the holder of such certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Heartland, FSI or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

(d)    Dividends. Until outstanding certificates formerly representing Converted Shares are surrendered as provided in Section 1.5(a) and (c), no dividend or distribution payable to holders of record of Heartland Common Stock shall be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder there shall be paid to such holder the amount of any dividends or distributions (without interest) theretofore paid with respect to such whole shares of Heartland Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring on or subsequent to the Effective Time.

(e)    Full Satisfaction. All Merger Consideration issued and paid upon the surrender for exchange of Converted Shares in accordance with the terms and conditions of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Converted Shares.

1.6    Dissenting Shares

(a)    Notwithstanding any provision of this Agreement to the contrary, any shares of FSI Common Stock held by a holder (a “Dissenting Shareholder”) who has demanded and perfected his demand for appraisal of his Shares in accordance with Subchapter XIII of the WBCL and as of the Effective Time has neither effectively withdrawn nor lost his right to such appraisal shall not represent a right to receive Merger Consideration pursuant to Section 1.2 above, but in lieu thereof the holder thereof shall be entitled to only such rights as are granted by the WBCL. Heartland shall make any and all payments to holders of shares of FSI Common Stock with respect to such demands.

(b)    Notwithstanding the provisions of Section 1.6(a) above, if any Dissenting Shareholder demanding appraisal of such Dissenting Shareholder's shares of FSI Common Stock (“Dissenting Shares”) under the WBCL shall effectively withdraw or lose (through failure to perfect or otherwise) such Shareholder's right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such Dissenting Shares shall automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 1.2 above upon surrender of the certificate or certificates representing such Dissenting Shares.

(c)    FSI shall give Heartland prompt notice of any demands by a Dissenting Shareholder for payment, or notices of intent to demand payment received by FSI under Chapter XIII of the WBCL and Heartland shall have the right to participate in all negotiations and proceedings with respect to such demands. FSI shall not, except with the prior written consent of Heartland (which will not be unreasonably withheld or delayed) or as otherwise required by law, make any payment with respect to, or settle, or offer to settle, any such demands.

1.7    The Closing.    The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Heartland or at a location otherwise agreed upon by FSI and Heartland. The Closing will take place as soon as practicable once the conditions in Article 6 have been satisfied but in any event within ten (10) Business Days after the date on which all such conditions have been satisfied, unless the parties otherwise agree (the “Closing Date”). The failure of the Closing will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(a)    Subject to the conditions set forth in this Agreement, on the Closing Date, FSI will deliver to Heartland:
(i)    the certificate of FSI, dated the Closing Date, required by Section 6.3(c);

(ii)    the certificate of FSI, dated the Closing Date, required by Section 6.3(d):

(iii)    a certificate of FSI dated the Closing Date (A) stating the number of shares of FSI Common Stock outstanding immediately prior to the Closing, (B) stating that there are no other shares of FSI capital stock or options, warrants, rights to acquire, or securities convertible into FSI capital stock, outstanding as of the Closing Date, and the number of shares of FSI Common Stock for which dissenters' rights are applicable.

(iv)    the minute books, stock transfer records, corporate seal and other materials related to the corporate administration of FSI and any Subsidiary;

(v)    resignations in writing (effective as of the Closing Date) from such of the officers and directors of each of FSI, FNBP and the other Subsidiaries as Heartland may have requested prior to the Closing Date;

(vi)    duly executed copies of all Required Consents;

(vii)    evidence of title insurance commitments, policies, riders and surveys;

(viii)    releases of all Encumbrances on the Owned Real Property, other than Permitted Encumbrances;

(ix)    certificates dated as of a date not earlier than the third Business Day prior to the Closing as to the good standing of FSI executed by the appropriate officials of the State of Wisconsin and each jurisdiction in which FSI is licensed or qualified to do business as a foreign corporation and payment of all applicable state Taxes by FSI; and

(x)    such other certificates, documents and instruments that Heartland reasonably requests for the purpose of (1) evidencing the accuracy of FSI's representations and warranties, (2) evidencing the performance and compliance by FSI with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 6.3(c) or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.
(b)Subject to the conditions set forth in this Agreement, on the Closing Date, Heartland will deliver to FSI:

(i)the certificate of Heartland, dated the Closing Date, required by Section 6.2(c);

(ii)the certificate of Heartland, dated the Closing Date, required by Section 6.3(d);

(iii)such other certificates, documents and instruments that FSI reasonably requests for the purpose of (1) evidencing the accuracy of Heartland's representations and warranties, (2) evidencing the performance and compliance by Heartland with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 6.2 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF HEARTLAND

Heartland hereby represents and warrants to FSI as follows:
2.1    Organization and Qualification.     Heartland is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power to carry on its business as now conducted. Heartland is registered as a bank holding company under Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Heartland is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not reasonably be expected to have a material adverse effect on the business, operations or financial condition of Heartland and its subsidiaries, taken as a whole.
2.2    Authority Relative to this Agreement; Non-Contravention.    Heartland has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Heartland and the consummation by Heartland of the transactions contemplated hereby have been duly authorized by the Board of Directors of Heartland, and no other corporate proceedings on the part of Heartland are necessary to authorize this Agreement, the Merger and such transactions. This Agreement has been duly executed and delivered by Heartland and constitutes a valid and binding obligation of Heartland, enforceable in accordance with its terms. Heartland is not subject to, or obligated under, any provision of (a) its Charter (as hereinafter defined) or Bylaws, (b) any agreement, arrangement or understanding, (c) any license, franchise or permit or (d) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its or any of its subsidiaries' assets would be created, by its execution, delivery and performance of this Agreement or the consummation by it of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of Heartland and its subsidiaries, taken as a whole, or the consummation of the transactions contemplated hereby. Other than in connection with obtaining any approvals from the FRB for the Merger required under the Bank Holding Company Act and any approvals from WDFI for the Merger required under Section 221.0901 of the Wisconsin Banking Law (the “WBL”); approvals from the Federal Deposit Insurance Corporation (“FDIC”) for the Bank Merger required under the Bank Merger Act and from the WDFI for the Bank Merger required under the WBL (such approvals under the Bank Holding Company Act, the WBL and the Bank Merger Act being hereafter collectively referred to as the “Regulatory Approvals”); approvals to issue the Parent Common Stock under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “1933 Act”), under state securities or blue sky laws, and the rules and regulations thereunder (“Blue Sky Laws”), and under the rules of the Nasdaq Stock Market, Inc. (the “NASDAQ”); filings with respect to the Merger under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”); and the filing with respect to the Merger of a certificate of merger with the Secretary of State of Delaware and the articles of merger with the WDFI, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Heartland for the consummation by it of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of Heartland and its subsidiaries, taken as a whole, or the consummation of the transactions contemplated hereby. As used in this Agreement, the term “Charter” (x) with respect to any corporation or banking association shall mean those instruments that at that time constitute its charter as filed or recorded under the general corporation or other applicable law of the jurisdiction of incorporation or association, including the articles or certificate of incorporation or association, any amendments thereto and any articles or certificates of merger or consolidation and (y) with respect to any partnership shall mean those agreements and instruments that at that time constitute the partnership agreement as filed or recorded under the partnership or other applicable law of the jurisdiction of organization, including any amendments thereto.

2.3    Validity of Heartland Common Stock.    The shares of Heartland Common Stock to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear of any lien, pledge, security interest, encumbrance or charge of any kind.

2.4    Capital Stock.    The authorized capital stock of Heartland consists of 25,000,000 shares of Heartland Common Stock, par value $1.00 per share, and 200,000 shares of preferred stock, par value $1.00 per share, of which 16,000 shares have been designated Series A Junior Participating Preferred Stock, 81,698 shares have been designated Series B Fixed Rate Cumulative Perpetual Preferred Stock, and 81,698 shares have been designated Series C Fixed Rate Cumulative Perpetual Preferred Stock. As of June 30, 2012, (a) 16,467,889 shares of Heartland Common Stock were issued and outstanding (including 143,782 shares of Heartland Common Stock held in treasury), and 935,274 shares of Heartland Common Stock were reserved for issuance pursuant to Heartland's employee stock option, incentive, and employee stock purchase plans; (b) no shares of Series A Junior Participating Preferred Stock were issued and outstanding; (c) no shares of Series B Fixed Rate Cumulative Perpetual Preferred Stock were issued and outstanding and (d) 81,698 shares of Series C Fixed Rate Cumulative Perpetual Preferred Stock were issued and outstanding.

2.5    1934 Act Reports.

(a)    Prior to the execution of this Agreement, Heartland has made available to FSI complete and accurate copies of (i) Heartland's Annual Reports on Form 10-K for the years ended December 31, 2009, 2010 and 2011, as amended (the “Heartland 10-K Reports”), as filed under the 1934

Act with the Securities and Exchange Commission (the “SEC”), (ii) all Heartland proxy statements and annual reports to shareholders used in connection with meetings of Heartland shareholders held since January 1, 2009, and (iii) Heartland's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “Heartland 10-Q Report”), as filed under the 1934 Act with the SEC. As of their respective dates, such documents (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied as to form in all material respects with the applicable laws and rules and regulations of the SEC. Since January 1, 2009, Heartland has all reports that it was required to file with the SEC pursuant to the 1934 Act.

(b)    Heartland financial statements (including any footnotes thereto) contained in Heartland 10-K Reports and Heartland 10-Q Report were prepared in accordance with GAAP applied on a consistent basis during the periods involved and fairly present the consolidated financial position of Heartland and its subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders' equity and cash flows for the periods then ended.

2.6    No Material Adverse Changes.     Since March 31, 2012, there has been no material adverse change in, and no event, occurrence or development in the business of Heartland or its subsidiaries, taken as a whole, that, taken together with other events, occurrences and developments with respect to such business, has had or would reasonably be expected to have a material adverse effect on the business operations or financial condition of Heartland and its subsidiaries, taken as a whole, or the ability of Heartland to consummate the transactions contemplated hereby; provided, however, that a material adverse change or a material adverse effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities and (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally.

2.7    Reports and Filings.        Since January 1, 2009, each of Heartland and its subsidiaries has filed each report or other filing it was required to file with any federal or state banking or bank holding company or other regulatory authority having jurisdiction over it (together with all exhibits thereto, the “Heartland Regulatory Reports”), except for such reports and filings which the failure to so file would not have a material adverse effect on the business, operations or financial condition of Heartland and its subsidiaries, taken as a whole. As of their respective dates or as subsequently amended prior to the date hereof, each of Heartland Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable laws, rules and regulations.

2.8    Disclosure.    The representations and warranties of Heartland contained in this Agreement are true and correct in all material respects, and such representations and warranties do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to Heartland which has not been disclosed to FSI pursuant to this Agreement and the Schedules hereto which would have or would reasonably be expected to have a material adverse effect on the business, operations or financial condition of Heartland and its subsidiaries, taken as a whole, or the ability of Heartland to consummate the transactions contemplated hereby.

2.9    Regulatory Approvals.    As of the date hereof, Heartland is not aware of any fact that would likely result in the regulatory approvals specified in Section 5.1 not being obtained.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

FSI hereby represents and warrants to Heartland as follows:
3.1    Organization and Qualification. FSI is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin, and has the requisite corporate power to carry on its business as now conducted. FSI is registered as a bank holding company under Bank Holding Company Act. FNBP is a national banking corporation duly organized, validly existing and in good standing under the federal laws of the United States of America, and has the requisite corporate power to carry on its business as now conducted. The copies of the Charter and Bylaws, if applicable, of each of FSI and each Subsidiary which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto through the date hereof. Each of FSI and each Subsidiary, including FNBP, is licensed or qualified to do business in every jurisdiction in which the nature of its respective business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not reasonably be expected to have a material adverse effect on the business, operations or financial condition of FSI and the Subsidiaries, taken as a whole.

3.2    Authority Relative to this Agreement; Non-Contravention.    FSI has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by FSI and the consummation by FSI of the transactions contemplated hereby have been duly authorized by the Board of Directors of FSI and, other than the approval of the Merger by holders of 66 2/3% or more of FSI Common Stock (the “Required FSI Shareholder Vote”), no other corporate proceedings on the part of FSI are necessary to authorize this Agreement, the Merger and such transactions. This Agreement has been duly executed and delivered by FSI and constitutes a valid and binding obligation of FSI, enforceable in accordance with its terms. Except as disclosed on Schedule 3.2(a), neither FSI nor any Subsidiary is subject to, or obligated under, any provision of (i) its Charter or Bylaws, (ii) any agreement, arrangement or understanding, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FSI and the Subsidiaries, taken as a whole, or the consummation of the transactions contemplated hereby. Other than the Regulatory Approvals and the filing of a certificate of merger with the Secretary of State of Delaware and the articles of merger with the WDFI, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of FSI or any Subsidiary for the consummation by FSI of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FSI and the Subsidiaries, taken as a whole, or the consummation of the transactions contemplated hereby.

3.3    Capitalization.    The authorized, issued and outstanding capital stock of each of FSI and the Subsidiaries as of the date hereof is set forth on Schedule 3.3. Except as set forth on Schedule 3.3, all of the issued and outstanding shares of capital stock of each of the Subsidiaries are owned by FSI, free and clear of any lien, pledge, security interest, encumbrance or charge of any kind, other than encumbrances arising as a result of requisite regulatory approvals for transfer. The issued and outstanding shares of capital stock of each of FSI and the Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating FSI or any Subsidiary to issue, sell, purchase or redeem any shares of their capital stock or securities or obligations of any kind convertible into or exchangeable for any shares of their capital stock or of any of their subsidiaries or affiliates, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of the capital stock of FSI or any Subsidiary, or the earnings or other attributes of FSI or any Subsidiary.

3.4    Financial Statements.

(a)    FSI has or within ten (10) Business Days following the date of this Agreement will have furnished Heartland with copies of its unaudited consolidated balance sheets of FSI and Subsidiaries as of December 31, 2009, 2010 and 2011 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended (collectively, together with any notes thereto, the “FSI Annual Financial Statements”). FSI has or within ten (10) Business Days following the date of this Agreement will have furnished Heartland with copies of the unaudited consolidated balance sheets of FSI and Subsidiaries as of June 30, 2012 and 2011, and the related statements of operations, changes in shareholders' equity and cash flows for the six-month periods then ended. The consolidated balance sheet of FSI and Subsidiaries as of June 30, 2012 is herein referred to as the “Latest FSI Balance Sheet,” and the related statement of income, shareholders' equity and cash flows for the three-month period then ended are herein referred to as the “Related FSI Statements.” The Annual FSI Financial Statements, the Latest FSI Balance Sheet and the Related FSI Statements are collectively referred to as the “FSI Financial Statements.” FSI Financial Statements are based upon the books and records of FSI and the Subsidiaries, and have been prepared in accordance with GAAP (except as disclosed on Schedule 3.4(a)) applied on a consistent basis during the periods involved. FSI Financial Statements fairly present the consolidated financial position of FSI and Subsidiaries as of the dates thereof and the consolidated results of operations and, as applicable, changes in shareholders' equity and cash flows for the periods then ended.

(b)    FSI has or within ten (10) Business Days following the date of this Agreement will have furnished Heartland with copies of the unaudited balance sheets of FNBP as of December 31, 2009, 2010 and 2011 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended (together with any notes thereto, the “FNBP Annual Financial Statements”). FSI has or within ten (10) Business Days following the date of this Agreement will have furnished Heartland with copies of the balance sheets of FNBP as of June 30, 2012 and 2011 and the related statement of operations for the three-month period then ended. The balance sheet of FNBP as of June 30, 2012 is herein referred to as the “Latest FNBP Balance Sheet,” and the related statement of income for the three-month period then ended is herein referred to as the “Related FNBP Statements.” The Annual FNBP Financial Statements, the Latest FNBP Balance Sheet and the Related FSI Statement are collectively referred to as the “FNBP Financial Statements.” FNBP Financial Statements are based upon the books and records of FNBP and have been prepared in accordance with GAAP (except as disclosed on Schedule 3.4(b)) applied on a consistent basis during the periods involved. FNBP Financial Statements fairly present the financial position of FNBP as of the dates thereof and the results of operations and, as applicable, changes in shareholder's equity and cash flows for the periods then ended.

(c)    The Latest FSI Balance Sheet and the Latest FNBP Balance Sheet are collectively referred to as the “Latest Balance Sheets,” and the Related FSI Statements and the Related FNBP Statements are collectively referred to as the “Related Statements.”

3.5    Loans.

(a)    The documentation relating to each loan made by FNBP and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens. The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including, without limitation, laws, rules and regulations relating to the extension of credit).

(b)    Except as shown on the books and records of FSI as provided to Heartland on or prior to the date hereof, there are no loans, leases, other extensions of credit or commitments to extend credit of FSI, FNBP or any other Subsidiary that have been or, to the knowledge of FSI, should have been classified by FSI, FNBP or any other Subsidiary as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification. In response to a request for information by Heartland, FSI has provided to Heartland written information concerning the loan portfolios of FNBP that is true, correct and complete in all material respects, and no material information with respect to the loan portfolios of FNBP has been withheld from Heartland.

3.6    Reports and Filings.    Since January 1, 2009, each of FSI and the Subsidiaries, including FNBP, has filed each report or other filing that it was required to file with any federal or state banking, bank holding company or other applicable regulatory authorities having jurisdiction over it, including the FRB and the Office of the Comptroller of the Currency (together with all exhibits thereto, the “FSI Regulatory Reports”). FSI has provided or made available to Heartland copies of all of FSI Regulatory Reports. As of their respective dates or as subsequently amended prior to the date hereof, each of FSI Regulatory Reports was true and correct and complied in all material respects with applicable laws, rules and regulations.

3.7    Subsidiaries.    Except for the stock of FNBP owned by FSI and except as otherwise disclosed on Schedule 3.7, neither FSI nor FNBP owns any stock, partnership interest, joint venture interest or any other security issued by any other corporation, organization or entity, except securities owned by FNBP in the ordinary course of its business. Except as otherwise disclosed on Schedule 3.7, all of the Subsidiaries set forth in Schedule 3.7 have ceased conducting business, are inactive and are not subject to any Liability (as defined in Section 3.8).

3.8    Absence of Undisclosed Liabilities. Except as otherwise disclosed in Schedule 3.8, all of the obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted, including Taxes (as defined in Section 3.14)) with respect to or based upon transactions or events heretofore occurring (“Liabilities”), required to be reflected on the Latest Balance Sheets in accordance with GAAP have been so reflected. Neither FSI nor any Subsidiary have any Liabilities except (a) as reflected on the Latest Balance Sheets, (b) Liabilities which have arisen after the date of the Latest Balance Sheets in the ordinary course of business, none of which is a material uninsured liability, or (c) as otherwise disclosed on Schedule 3.8. As of the date of this Agreement, and except as set forth in Schedule 3.8, there are no agreements or commitments binding upon FSI or any Subsidiary, including FNBP, to extend credit, in the amount per “one borrower” (as combined and aggregated as set forth in 12 C.F.R. §32.5), of $350,000 or more, except as set forth on Schedule 3.8.

3.9    Books and Records. The books of account of FSI and the Subsidiaries, including FNBP, are complete and correct and have been maintained in accordance with sound business practices. Each transaction is properly and accurately recorded on the books and records of FSI or FNBP, and each document upon which entries in FSI or FNBP's books and records are based is complete and accurate in all respects. FSI and FNBP each maintains a system of internal accounting controls adequate to insure that it maintains no off-the-books accounts and that its assets are used only in accordance with its management directives. The minute books and stock or equity records of each of FSI and the Subsidiaries, including FNBP, all of which have been made available to Heartland, are complete and correct. The minute books of each of FSI and the Subsidiaries, including FNBP, contain accurate records of all meetings held and actions taken by the holders of stock or equity interests, the boards of directors and committees of the boards of directors or other governing body of each of FSI and the Subsidiaries, including FNBP, and no meeting of any such holders, boards of directors or other governing body or committees has been held for which minutes are not contained in such minute books. At the Closing, all such books and records will be in the possession of FSI.

3.10    No Material Adverse Changes. Since the date of the Latest Balance Sheets, there has been no material adverse change in, and no event, occurrence or development in the business of FSI or FNBP that, taken together with other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a material adverse effect on the business, operations or financial condition of FSI and FNBP, taken as a whole, or the ability of FSI to consummate the transactions contemplated hereby; provided, however, that a material adverse change or a material adverse effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities and (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally.

3.11    Absence of Certain Developments. Except as contemplated by this Agreement or as set forth in the Latest Balance Sheets, the Related Statements or on Schedule 3.11, since March 31, 2012, neither FSI nor FNBP has:

(a)    issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations and investment securities in the ordinary course of business;

(b)    redeemed, purchased, acquired or offered to acquire, directly or indirectly, any shares of capital stock or other securities of FSI or FNBP;

(c)split, combined or reclassified any outstanding shares of capital stock of FSI or FNBP or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any shares of capital stock of FSI or FNBP or other securities;

(d)borrowed any amount or incurred or become subject to any material liability, except liabilities and deposit obligations incurred in the ordinary course of business, but in no event has FSI or FNBP entered into any long-term borrowings with terms of greater than one year;

(e)discharged or satisfied any material lien or encumbrance on the properties or assets of FSI or FNBP or paid any material liability other than in the ordinary course of business;

(f)sold, assigned, transferred, mortgaged, pledged or subjected to any lien or other encumbrance any of the assets of FSI or FNBP, except (A) in the ordinary course of business, including real estate acquired through foreclosure or deed in lieu of foreclosure (“OREO”) (B) liens and encumbrances for current property taxes not yet due and payable and (C) liens and encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(g)canceled any material debts or claims or waived any rights of material value, except in the ordinary course of business or upon payment in full;

(h)suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FSI or FNBP;

(i)made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee, in each case, other than in the ordinary course of business and consistent with past practice as such past practice has been disclosed to Heartland;

(j)made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, except as required by law;

(k)made any single or group of related capital expenditures or commitment therefor in excess of $25,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $25,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

(l)acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to FSI;

(m)taken any other action or entered into any other transaction other than in the ordinary course of business;

(n)made any change in its accounting methods or practices, other than changes required by law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as FNBP, as the case may be; or

(o)agreed to do any of the foregoing.

3.12    Properties.

(a)    FSI or FNBP owns good and marketable title to each parcel of real property (other than real property reflected on the Latest Balance Sheets as OREO) identified on Schedule 3.12 as being owned by FSI or FNBP (the “Owned Real Property”), free and clear of any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership (collectively, an “Encumbrance”), except for (i) mortgages on real property set forth on Schedule 3.12, (ii) Encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby (including that certain Lot Declaration of Easements, Covenants and Restrictions dated

December 20, 2006 related to the Keystone Community Development that is applicable to the principal offices of FSI and FNBP), (iii) liens for current taxes and special assessments not yet due and payable, (iv) leasehold estates with respect to buildings owned by FSI or FNBP, which leases are identified on Schedule 3.12, and (v) property disposed of since the date of the Latest Balance Sheets in the ordinary course of business; provided, that no disposal of any real property shall be considered to be in the ordinary course of business (collectively, “Permitted Encumbrances”).

(b)    FSI or FNBP owns good and marketable title to all of the personal property, fixtures, furniture and equipment reflected on the Latest Balance Sheets or acquired since the date thereof (other than real property reflected on the Latest Balance Sheets as OREO), free and clear of all Encumbrances, except for Permitted Encumbrances.

(c)    Schedule 3.12 correctly sets forth a brief description, including the term, of each lease for real property to which FSI or any Subsidiary, including FNBP, is a party as lessee (the “Leased Real Property,” and together with the Owned Real Property, the “Real Property”). The Leased Real Property is subject to no ground lease, master lease, mortgage, deed of trust or other Encumbrance or interests that would entitle the holder thereof to interfere with or disturb use or enjoyment of the Leased Real Property or the exercise by the lessee of its rights under such lease so long as the lessee is not in default under such lease.

(d)    Schedule 3.12 correctly sets forth a brief description, including the term, of each lease of personal property to which FSI or FNBP is a party as lessee.

(e)    FSI has delivered to Heartland complete and accurate copies of each of the leases described on Schedule 3.12, and none of such leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered to Heartland. Except as set forth in Schedule 3.12, the leases described on Schedule 3.12 are in full force and effect in all material respects. Except as set forth in Schedule 3.12, each of FSI and FNBP, as the case may be (if lessee under such lease), has a valid and existing leasehold interest under each lease described on Schedule 3.12 for the term set forth therein. Except as set forth in Schedule 3.12, neither FSI nor FNBP is in default, and, to FSI's knowledge, none of the other parties to any of such leases is in default under the leases described on Schedule 3.12, and no circumstances exist which could result in such a default under any of such leases. There has been no cancellation, and to FSI's knowledge no breach or anticipated breach, by any other party to any lease described on Schedule 3.12.

(f)    Each parcel of Owned Real Property or Leased Real Property occupied as a branch office has access sufficient for the conduct of the business as conducted or as proposed to be conducted by FSI or FNBP on such parcel of Real Property to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas, telephone, fiberoptic, cable television, and other utilities used in the operation of the business at that location. To FSI's knowledge, the zoning for each parcel of Real Property permits the existing improvements and the continuation of the business being conducted thereon as a conforming use. Neither FSI nor FNBP is in violation of any applicable zoning ordinance or other Law relating to the Real Property, and neither FSI nor FNBP has received any notice of any such violation or the existence of any condemnation or other proceeding with respect to any of the Real Property. To FSI's knowledge, there are no improvements made or contemplated to be made by any governmental entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against any of the Owned Real Property or any Leased Real Property for which FSI is responsible for such costs, and there are no present assessments, special assessments, special Taxes or charges.

(g)    Except as set forth in Schedule 3.12, all of the buildings, fixtures, furniture and equipment necessary for the conduct of the business of FSI or FNBP are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business. Each of FSI and FNBP owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.

3.13    Environmental Matters.

(a)    As used in this Section 3.13(a), the following terms have the following meanings:

(i)“Environmental Costs” means any and all costs and expenditures, including any fees and expenses of attorneys and of environmental consultants or engineers incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Law, any fees, fines, penalties or charges associated with any governmental authorization, or any actions necessary to comply with any Environmental Law.

(ii)“Environmental Law” means any law, governmental authorization or governmental order relating to pollution, contamination, Hazardous Materials or protection of the environment.

(iii)“Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any law relating to such substance or otherwise relating to the environment or human health or safety, including any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the owner or operator of the Real Property to any Environmental Costs or liability under any Environmental Law.

(iv)“List” means the United States Environmental Protection Agency's National Priorities List of Hazardous Waste Sites or any other list, schedule, log, inventory or record, however defined, maintained by any governmental entity with respect to sites from which there has been a Release of Hazardous Materials.

(v)“Regulatory Action” means any litigation with respect to FSI or any Subsidiary brought or instigated by any governmental entity in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.

(vi)“Release” means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

(vii)“Third-Party Environmental Claim” means any litigation (other than a Regulatory Action) based on negligence, trespass, strict liability, nuisance, toxic tort or any other cause of action or theory relating to any Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.

(b)    No Third-Party Environmental Claim or Regulatory Action is pending or, to the knowledge of FSI, threatened against FSI or any Subsidiary.

(c)    The Owned Real Property is not, and to FSI's knowledge the Leased Real Property is not, listed on a List.

(d)    All transfer, transportation or disposal of Hazardous Materials by FSI, FNBP or any other Subsidiary to properties not owned, leased or operated by FSI, FNBP or any other Subsidiary has been in compliance with applicable Environmental Law. FSI has not transported or arranged for the transportation of any Hazardous Materials to any location that is (i) listed on a List, (ii) listed for possible inclusion on any List or (iii) the subject of any Regulatory Action or Third-Party Environmental Claim.

(e)    To FSI's knowledge, no Owned Real Property has ever been used as a landfill, dump or other disposal, storage, transfer, handling or treatment area for Hazardous Materials, or as a gasoline service station or a facility for selling, dispensing, storing, transferring, disposing or handling petroleum and/or petroleum products.

(f)    There has not been any Release of any Hazardous Material by FSI, FBNP or any Subsidiary, or any person under their respective control, or to the knowledge of FSI by any other person, on, under, about, from or in connection with the Real Property, including the presence of any Hazardous Materials that have come to be located on or under the Real Property from another location.

(g)    The Real Property used by FSI, FBNP or any Subsidiary, or on which any of them have conducted operations, has been so used and operated in compliance with all applicable Environmental Law.

(h)    Each of FSI, FNBP and the other Subsidiaries has obtained all governmental authorizations relating to the Environmental Law necessary for operation of FSI and each of its Subsidiaries which are listed on Schedule 3.13. To FSI's knowledge, all governmental authorizations relating to the Environmental Law will be valid and in full force and effect upon consummation of the transactions contemplated by this Agreement. Each of FSI, FNBP and the other Subsidiaries has filed all reports and notifications required to be filed under and pursuant to all applicable Environmental Law.

(i)    No Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of the Owned Real Property by FSI, FNBP or any Subsidiary, or to FSI's knowledge, any other person. The Owned Real Property contains no asbestos, urea, formaldehyde, radon at levels above natural background, PCBs or pesticides. No aboveground or underground storage tanks are located on, under or about the Owned Real Property, or have been located on, under or about the Owned Real Property and then subsequently been removed or filled. If any such storage tanks exist on, under or about the Owned Real Property, such storage tanks have been duly registered with all appropriate governmental entities and are otherwise in compliance with all applicable Environmental Law.

(j)    To FSI's knowledge, no expenditure will be required in order for Heartland, FSI or any Subsidiary to comply with any Environmental Law in effect at the time of Closing in connection with the operation or continued operation of the Owned Real Property in a manner consistent with the present operation thereof.

(k)    All environmental reports and investigations that FSI or any Subsidiary has obtained or ordered with respect to FSI, any Subsidiary or the Owned Real Property are listed on Schedule

3.13.

(l)    To FSI's knowledge, no Encumbrance has been attached or filed against FSI or any Subsidiary in favor of any Person for (i) any liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Materials or (iii) any imposition of Environmental Costs.

3.14    Tax Matters. Except as disclosed on Schedule 3.14, each of FSI and the Subsidiaries, including FNBP, and all members of any consolidated, affiliated, combined or unitary group of which FSI or FNBP is a member have timely filed all Tax (as hereinafter defined) and Tax information returns or reports required to be filed (taking into account permissible extensions) by them, and have paid (or have accrued or will accrue, prior to the Effective Time, amounts for the payment of) all Taxes relating to the time periods covered by such returns and reports. Except as disclosed on Schedule 3.14, the accrued taxes payable accounts for Taxes reflected on the Latest Balance Sheets (or the notes thereto) are sufficient for the payment of all unpaid Taxes of FSI, FNBP or any other Subsidiary accrued for or applicable to all periods ended on or prior to the date of the Latest Balance Sheet or which may subsequently be determined to be owing with respect to any such period. Except as disclosed on Schedule 3.14, neither FSI, FNBP nor any Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes. Each of FSI and the Subsidiaries, including FNBP, has paid or will pay in a timely manner and as required by law all Taxes due and payable by it or which it is obligated to withhold from amounts owing to any employee or third party. Except as disclosed on Schedule 3.14, all Taxes which will be due and payable, whether now or hereafter, for any period ending on, prior to or including the Effective Time, shall have been paid by or on behalf of FSI, FNBP and the other Subsidiaries or shall be reflected on the books of FSI and the Subsidiaries, including FNBP, as an accrued Tax liability determined in a manner which is consistent with past practices and the Latest Balance Sheets, without taking into account the Merger. In the five years prior to the date of this Agreement, no Tax returns of FSI or any Subsidiary have been audited by any governmental authority other than as disclosed on Schedule 3.14; and, except as set forth on Schedule 3.14, there are no unresolved questions, claims or disputes asserted by any relevant taxing authority concerning the liability for Taxes of FSI or any Subsidiary, including FNBP. Neither FSI nor FNBP, nor any other Subsidiary has made an election under Section 341(f) of the Code for any taxable years not yet closed for statute of limitations purposes. In the five years prior to the date of this Agreement, no demand or claim has been made against FSI, FNBP or any other Subsidiary with respect to any Taxes arising out of membership or participation in any consolidated, affiliated, combined or unitary group of which FSI, FNBP or any other Subsidiary was at any time a member. The tax identification number for FSI and each Subsidiary are set forth on Schedule 3.14. For purposes of this Agreement, the term “Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits tax, environmental tax, customs duty, capital stock, deposits, franchise, employees' income withholding, foreign or domestic withholding, social security, unemployment, disability, workers' compensation, employment-related insurance, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other tax, fee, assessment or charge of any kind whatsoever, including any interest, penalties or additions to, or additional amounts in respect of the foregoing, for each of FSI, FNBP, any other Subsidiary and all members of any consolidated, affiliated, combined or unitary group of which FSI, FNBP or any other Subsidiary is a member.

3.15    Contracts and Commitments.

(a)    Except as set forth on Schedule 3.15, neither FSI, FNBP nor any other Subsidiary (i) is a party to any collective bargaining agreement or contract with any labor union, (ii) is a party to any written or oral contract relating to any consulting services or to severance pay for any person, (iii) is a party to any written or oral agreement or understanding to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), except for securities sold under a repurchase agreement providing for a repurchase date 30 days or less after the purchase date, (iv) is a party to any (A) contract or group of related contracts with the same party for the purchase or sale of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $25,000 for any individual contract or $100,000 for any group of related contracts in the aggregate, (B) other contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, which is not entered into in the ordinary course of business and is either not terminable by it on 30 days' or less notice without penalty or involves more than $25,000 for any individual contract or $100,000 in the aggregate for any group of related contracts, (C) contract, agreement, arrangement or understanding that restricts its ability to engage in any and all activities permissible under applicable laws and regulations, or (D) other agreement material to the business of FSI and the Subsidiaries, taken as a whole, which is not entered into in the ordinary course of business, or (v) has any commitments for capital expenditures in excess of $25,000.

(b)    Except as disclosed on Schedule 3.15, (i) since the date of the Latest Balance Sheets, no customer has indicated that it will stop or decrease the rate of business done with FSI, FNBP or any other Subsidiary (except for changes in the ordinary course of such business) where the loss of such customer or the decrease in business would, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FSI and the Subsidiaries, taken as a whole; (ii) each of FSI, FNBP and the other Subsidiaries has performed all obligations required to be performed by it prior to the date hereof in connection with the contracts or commitments set forth on Schedule 3.15, and neither FSI nor any Subsidiary is in receipt of any claim of default under any contract or commitment set forth on Schedule 3.15, except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FSI and the Subsidiaries, taken as a whole; (iii) neither FSI, FNBP nor any other Subsidiary has any present expectation or intention of not fully performing any material obligation pursuant to any contract or commitment set forth on Schedule 3.15; and (iv) to the best knowledge of FSI, there has been no cancellation, breach or anticipated breach by any other party to any contract or commitment set forth on Schedule 3.15, except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FSI and the Subsidiaries, taken as a whole.

3.16    Litigation. Except as set forth on Schedule 3.16, there are no actions, suits, proceedings, orders or investigations pending or, to the best knowledge of FSI, threatened against FSI, FNBP or any other Subsidiary, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. None of the matters set forth on Schedule 3.16, individually or in the aggregate, will have or could reasonably be expected to have a material adverse effect on the business, operations or financial condition of FSI, FNBP and the Subsidiaries.

3.17    No Brokers or Finders. Except as provided in the letter agreement effective          between FSI and Hovde Financial, Inc. (“Hovde”), there are no claims for brokerage commissions, finders' fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, understanding, commitment or agreement made by or on behalf of FSI or any Subsidiary.

3.18    Employees.

(a)    Schedule 3.18(a) lists each employee of FSI or any Subsidiary as of the date of this Agreement, states the total number of employees and indicates for each such employee, and in the aggregate, full-time, part-time and temporary status.

(b)    Schedule 3.18(b) lists each salaried employee of FSI, FNBP and any other Subsidiary as of the date of this Agreement and shows for each such employee annual salary, any other compensation payable (including compensation payable pursuant to bonus, incentive, deferred compensation or commission arrangements), date of employment and position. To FSI's knowledge, and except as set forth in Schedule 3.18(b), no executive employee of FSI, FNBP or any other Subsidiary and no group of employees of FSI or any Subsidiary has any plans to terminate his, her or their employment. Each of FSI, FNBP and the other Subsidiaries has complied at all times in all material respects with all applicable laws relating to employment and employment practices and those relating to the calculation and payment of wages (including overtime pay, maximum hours of work and child labor restrictions), equal employment opportunity (including laws prohibiting discrimination and/or harassment or requiring accommodation on the basis of race, color, national origin, religion, gender, disability, age, sexual orientation or otherwise), affirmative action and other hiring practices, occupational safety and health, workers compensation, unemployment, the payment of social security and other Taxes, and unfair labor practices under the National Labor Relations Act or applicable state law. Neither FSI nor any Subsidiary has any labor relations problem pending or, to the knowledge of FSI, threatened and its labor relations are satisfactory. There are no workers' compensation claims pending against FSI, FNBP or any other Subsidiary or, to the knowledge of FSI, any facts that would give rise to such a claim. No employee of FSI, FNBP or any other Subsidiary is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of FSI.

(c)    Schedule 3.18(c) lists each employee of the FSI or any Subsidiary as of the date of this Agreement who holds a temporary work authorization, including H-1B, L-1, F-1 or J-1 visas or work authorizations (the “Work Permits”), and shows for each such employee the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, all of the information that FSI or any Subsidiary provided to the Department of Labor and the Immigration and Naturalization Service or the Department of Homeland Security (collectively, the “Department”) in the application for such Work Permit was true and complete. FSI or a Subsidiary received the appropriate notice of approval from the Department with respect to each such Work Permit. Neither FSI nor any Subsidiary has received any notice from the Department that any Work Permit has been revoked. There is no action pending or, to the knowledge of FSI, threatened to revoke or adversely modify the terms of any of the Work Permit. Except as set forth in Schedule 3.18(c), no employee of FSI or any Subsidiary is (a) a non-immigrant employee whose status would terminate or otherwise be affected by the transactions contemplated by this Agreement, or (b) an alien who is authorized to work in the United States in non-immigrant status. For each employee of the FSI or any Subsidiary hired after November 6, 1986, FSI or such Subsidiary has retained an Immigration and Naturalization Service Form I-9, completed in accordance with applicable Law.

(d)    To FSI's knowledge, the employment of any terminated former employee of FSI or any Subsidiary has been terminated in accordance with any applicable contract terms and applicable law, and neither FSI nor any Subsidiary has any liability under any contract or applicable law toward any such terminated employee. Except as set forth in Schedule 3.18(d), the transactions contemplated by this Agreement will not cause FSI or any Subsidiary to incur or suffer any liability relating to, or obligation to pay, severance, termination or other payment to any Person.

(e)    Within the last five years, neither FSI, FNBP nor any other Subsidiary has experienced and, to the knowledge of FSI, there has not been threatened, any strike, work stoppage, slowdown, lockout, picketing, leafleting, boycott, other labor dispute, union organization attempt, demand for recognition from a labor organization or petition for representation under the National Labor Relations Act or applicable state law. No grievance, demand for arbitration or arbitration proceeding arising out of or under any collective bargaining agreement is pending or, to the knowledge of FSI, threatened. No Litigation is pending or, to the knowledge of FSI, threatened respecting or involving any applicant for employment, any current employee or any former employee, or any class of the foregoing, including:

(i)    the Equal Employment Opportunity Commission or any other corresponding state or local fair employment practices agency relating to any claim or charge of discrimination or harassment in employment;

(ii)    the United States Department of Labor or any other corresponding state or local agency relating to any claim or charge concerning hours of work, wages or employment practices;

(iii)    the Occupational Safety and Health Administration or any other corresponding state or local agency relating to any claim or charge concerning employee safety or health;

(iv)    the Office of Federal Contract Compliance or any corresponding state agency; and

(v)    the National Labor Relations Board or any corresponding state agency, whether relating to any unfair labor practice or any question concerning representation,

and there is no reasonable basis for any such Litigation. No employee of FSI, FNBP or any other Subsidiary is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated.
(f)    Each of FSI, FNBP and the other Subsidiaries has paid in full to all employees all wages, salaries, bonuses and commissions due and payable to such employees and has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees.

(g)    There has been no lay-off of employees or work reduction program undertaken by or on behalf of FSI, FNBP or any other Subsidiary in the past two years, and no such program has been adopted by FSI, FNBP or any other Subsidiary or publicly announced

3.19    Employee Benefit Plans.

(a)    Definitions. For the purpose of this Section 3.19, “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the term “plan” means every plan, fund, contract, program and arrangement (whether written or not) which is maintained or contributed to by FSI, FNBP or any other Subsidiary for the benefit of present or former employees, including but not limited to those intended to provide: (a) medical, surgical, health care, hospitalization, dental, vision, workers' compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits

(whether or not defined in Section 3(1) of ERISA), (b) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA), (c) bonus, incentive compensation, stock option, stock appreciation right, phantom stock or stock purchase benefits, or (d) salary continuation, unemployment, supplemental unemployment, termination pay, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA).

The term “plan” shall also include every such plan, fund, contract, program and arrangement: (a) which FSI, FNBP or any other Subsidiary has committed to implement, establish, adopt or contribute to in the future, (b) for which FSI, FNBP or any other Subsidiary is or may be financially liable as a result of the direct sponsor's affiliation to FSI, FNBP or any other Subsidiary or its owners (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the plan is not maintained by FSI, FNBP or any other Subsidiary for the benefit of its employees or former employees), (c) which is in the process of terminating (but such term does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement such that FSI, FNBP or any other Subsidiary has no present or potential liability with respect to such arrangement), or (d) for or with respect to which FSI, FNBP or any other Subsidiary is or may become liable under any common law successor doctrine, express successor liability provisions of law, provisions of a collective bargaining agreement, labor or employment law or agreement with a predecessor employer.
(b)    Disclosure of plans and other information. Schedule 3.19 sets forth all plans by name and brief description identifying: (i) the type of plan, (ii) the funding arrangements for the plan, (iii) the sponsorship of the plan, and (iv) the participating employers in the plan.
Each plan identified on Schedule 3.19 is further identified by reference to one or more of the following characteristics as may apply to such plan: (i) defined contribution plan as defined in Section 3(34) of ERISA or Section 414(i) of the Code; (ii) defined benefit plan as defined in Section 3(35) of ERISA or Section 414(j) of the Code; (iii) plan which is or is intended to be tax qualified under Section 401(a) or 403(a) of the Code; (iv) plan which is or is intended to be an employee stock ownership plan as defined in Section 4975(e)(7) of the Code (and whether or not such plan has entered into an exempt loan); (v) nonqualified deferred compensation arrangement; (vi) employee welfare benefit plan as defined in Section 3(1) of ERISA; (vii) multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code; (viii) plan maintained by more than one employer as defined in Section 413(c) of the Code (a “multiple employer plan”); (ix) plan providing benefits after separation from service or termination of employment; (x) plan which owns any Subsidiary or other employer securities as an investment; (xi) plan which provides benefits (or provides increased benefits or vesting) as a result of a change in control of FSI, FNBP or any other Subsidiary; (xii) plan which is maintained pursuant to collective bargaining; and (xiii) a plan funded, in whole or in part, through a voluntary employees' beneficiary association exempt from tax under Section 501(c)(9) of the Code.
Schedule 3.19 sets forth the identity of each corporation, trade or business (separately for each category below that applies): (i) which is (or was during the preceding five years) under common control with FSI, FNBP or any other Subsidiary within the meaning of Section 414(b) or (c) of the Code; (ii) which is (or was during the preceding five years) in an affiliated service group with FSI, FNBP or any other Subsidiary within the meaning of Section 414(m) of the Code; (iii) which is (or was during the preceding five years) the legal employer of persons providing services to FSI, FNBP or any other Subsidiary as leased employees within the meaning of Section 414(n) of the Code; and (iv) with respect to which FSI, FNBP or any other Subsidiary is a successor employer for purposes of group health or other welfare plan continuation rights (including Section 601 et. seq. of ERISA) or the Family and Medical

Leave Act.
To the extent that they exist, FSI has furnished Heartland with true and complete copies of: (i) the most recent determination letter, if any, received by FSI, FNBP or any other Subsidiary from the Internal Revenue Service regarding each plan; (ii) the most recent determination or opinion letter ruling, if any, from the Internal Revenue Service that each trust established in connection with plans which are intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt; (iii) all pending applications, if any, for rulings, determinations, opinions, no-action letters and the like filed with any governmental agency (including but not limited to the Department of Labor, Internal Revenue Service, Pension Benefit Guaranty Corporation and the Securities and Exchange Commission); (iv) the financial statements for each plan for the three most recent fiscal or plan years (in audited form if required by ERISA) and, where applicable, Annual Report/Return (Form 5500) with schedules, if any, and attachments for each plan; (v) the most recently prepared actuarial valuation report for each plan (including but not limited to reports prepared for funding, deduction and financial accounting purposes); (vi) plan documents, trust agreements, insurance contracts, service agreements and all related contracts and documents (including any employee summaries and material employee communications) with respect to each plan, if any; and (vii) collective bargaining agreements (including side agreements and letter agreements) relating to the establishment, maintenance, funding and operation of any plan, if any.
Schedule 3.19 identifies each employee of FSI, FNBP or any other Subsidiary who is: (i) absent from active employment due to short or long term disability; (ii) absent from active employment on a leave pursuant to the Family and Medical Leave Act or a comparable state law; (iii) absent from active employment on any other leave or approved absence; (iv) absent from active employment due to military service (under conditions that give the employee rights to re-employment); or (v) not an “at will” employee.
With respect to continuation rights arising under federal or state law as applied to plans that are group health plans (as defined in Section 601 et. seq. of ERISA), Schedule 3.19 identifies: (i) each employee, former employee or qualifying beneficiary who has elected continuation; and (ii) each employee, former employee or qualifying beneficiary who has not elected continuation coverage but is still within the period in which such election may be made.
(c)    Compliance with law. Except as disclosed on Schedule 3.19:

(i)    all plans intended to be tax qualified under Section 401(a) or Section 403(a) of the Code have received a determination letter stating that they are so qualified;

(ii)    all trusts established in connection with plans which are intended to be tax exempt under Section 501(a) or (c) of the Code have received a determination letter stating that they are so tax exempt;

(iii)    to the extent required either as a matter of law or to obtain the intended tax treatment and tax benefits, all plans comply in all material respects with the requirements of ERISA and the Code;

(iv)    all plans have been administered materially in accordance with the documents and instruments governing the plans;

(v)    all reports and filings with governmental agencies (including but not limited to the Department of Labor, Internal Revenue Service, Pension Benefit Guaranty

Corporation and the Securities and Exchange Commission) required in connection with each plan have been timely made;

(vi)    all disclosures and notices required by law or plan provisions to be given to participants and beneficiaries in connection with each plan have been properly and timely made in all material respects;

(vii)    no plan, separately or in the aggregate, requires or would result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor in causing payments to be made by Heartland or FSI or any Subsidiary that are not deductible (in whole or in part) under Section 280G of the Code; and

(viii)each of FSI and the Subsidiaries, including FNBP, has made a good faith effort to comply with the reporting and taxation requirements for FICA taxes with respect to any deferred compensation arrangements under Section 3121(v) of the Code.

(d)    Funding. Except as disclosed on Schedule 3.19:

(i)    all contributions, premium payments and other payments required to be made in connection with the plans as of the date of this Agreement have been made;

(ii)    proper accrual has been made on the books of each of FSI and the Subsidiaries for all contributions, premium payments and other payments due in the current fiscal year but not made as of the date of this Agreement;

(iii)    no contribution, premium payment or other payment has been made in support of any plan that is in excess of the allowable deduction for federal income tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419, Section 419A of the Code or otherwise); and

(iv)    there is no plan that is subject to Section 301 et. seq. of ERISA or Section 412 of the Code.

(e)    Absence of certain claims. Except as disclosed on Schedule 3.19:

(i)    no action, suit, charge, complaint, proceeding, hearing, investigation or claim is pending with regard to any plan other than routine uncontested claims for benefits;

(ii)    the consummation of the transactions contemplated by this Agreement will not cause any plan to increase benefits payable to any participant or beneficiary;

(iii)    the consummation of the transactions contemplated by this Agreement will not: (A) entitle any current or former employee of FSI, FNBP or any other Subsidiary to severance pay, unemployment compensation or any other payment, benefit or award, or (B) accelerate or modify the time of payment or vesting, or increase the amount of any benefit, award or compensation due any such employee;

(iv)    FSI has not been notified that any plan is currently under examination or audit by the Department of Labor, the Internal Revenue Service, the Pension Benefit Guaranty Corporation or the Securities and Exchange Commission;

(v)    to FSI's knowledge, neither FSI, FNBP nor any other Subsidiary has any actual or potential liability arising under Title IV of ERISA as a result of any plan that has terminated or is in the process of terminating;

(vi)    to FSI's knowledge, neither FSI, FNBP nor any other Subsidiary has any actual or potential liability under Section 4201 et. seq. of ERISA for either a complete withdrawal or a partial withdrawal from a multiemployer plan; and

(vii)    with respect to the plans, to FSI's knowledge neither FSI, FNBP nor any other Subsidiary has any liability (either directly or as a result of indemnification) for (and the transaction contemplated by this Agreement will not cause any liability for): (A) any excise taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other section of the Code, or (B) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, or (C) any excise taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable law.

(f)    Post-separation benefits. Except as disclosed on Schedule 3.19:

(i)    all accruals required under FAS 106 and FAS 112 have been properly accrued on the financial statements of each of FSI, FNBP and any other Subsidiary;

(ii)    no condition, agreement or plan provision limits the right of FSI or any Subsidiary to amend, cut back or terminate any plan (except to the extent such limitation arises under ERISA or the Code); and

(iii)    neither FSI, FNBP nor any other Subsidiary has any liability for life insurance, death or medical benefits after separation from employment other than: (A) death benefits under the plans identified on Schedule 3.19, or (B) health care continuation benefits described in Section 4980B of the Code.

(g)    Termination of plans. Heartland reserves the right to request in writing that FSI and any subsidiary cease contributions to and/or terminate one or more of the plans immediately prior to the Closing. Any such cessation and/or termination may only be undertaken (i) in accordance with the governing documents and contracts for the plans (including through plan amendment), (ii) if such cessation and/or termination is in conformance with all applicable laws and (iii) if at no cost to FSI or any subsidiary.

3.20    Insurance. Schedule 3.20 hereto lists each insurance policy maintained by FSI, FNBP or any other Subsidiary with respect to its properties and assets. Prior to the date hereof, FSI has delivered to Heartland complete and accurate copies of each of the insurance policies described on Schedule 3.20. All such insurance policies are in full force and effect, and neither FSI nor any Subsidiary is in default with respect to its obligations under any of such insurance policies.

3.21    Affiliate Transactions. Except as set forth on Schedule 3.21, neither FSI, FNBP nor any other Subsidiary, nor any of their respective executive officers or directors, or any member of the immediate family of any such executive officer or director (which for the purposes hereof shall mean a spouse, minor child or adult child living at the home of any such executive officer or director), or any entity which any of such persons “controls” (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement or any other agreement with FSI, FNBP or any other Subsidiary (other than normal employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of FSI, FNBP or any other Subsidiary.

3.22    Compliance with Laws; Permits. Each of FSI, FNBP and the other Subsidiaries has complied in all respects with all applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof which affect the business or any owned or leased properties of FSI, FNBP or any other Subsidiary and to which FSI, FNBP or any other Subsidiary may be subject (including, without limitation, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Bank Holding Company Act, the Federal Deposit Insurance Act, as amended (the “FDIA”), the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act and the Federal Reserve Act, each as amended, and any other state or federal acts (including rules and regulations thereunder) regulating or otherwise affecting employee health and safety or the environment), except where the failure to so comply would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FSI and the Subsidiaries, taken as a whole, or FSI's ability to consummate the transactions contemplated hereby; and no claims have been filed by any such governments or agencies against FSI, FNBP or any other Subsidiary y alleging such a violation of any such law or regulation which have not been resolved to the satisfaction of such governments or agencies. Each of FSI, FNBP and the other Subsidiaries holds all of the permits, licenses, certificates and other authorizations of foreign, federal, state and local governmental agencies required for the conduct of its business, except where failure to obtain such authorizations would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FSI, FNBP and the other Subsidiaries, taken as whole, or the ability of FSI to consummate the transactions contemplated hereby. Neither FSI, FNBP nor any other Subsidiary is subject to any cease and desist order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (collectively, the “Bank Regulators”), nor have any of FSI, FNBP or any other Subsidiaries been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

3.23    Administration of Fiduciary Accounts. FNBP has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. None of FSI, FNBP, the other Subsidiaries or any of their respective officers or directors has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the business, operations or financial condition of FSI, FNBP or the other Subsidiaries and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

3.24    Disclosure. The representations and warranties of FSI contained in this Agreement do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to FSI which has not been disclosed to Heartland pursuant to this Agreement and the Schedules hereto which would have or would reasonably be expected to have a material adverse effect on the business, operations or financial condition of FSI, FNBP and the other Subsidiaries or the ability of FSI to consummate the transactions contemplated hereby.

3.25    Regulatory Approvals. As of the date hereof, FSI is not aware of any fact that would likely result in the regulatory approvals specified in Section 5.1 not being obtained.

3.26    Interest Rate Risk Management Instruments.

(a)    Schedule 3.26 sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which FSI or FNBP is a party or by which any of their properties or assets may be bound. FSI has delivered to Heartland true, correct and complete copies of all such interest rate risk management agreements and arrangements.
(b)    All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which FSI or FNBP is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the knowledge of FSI, in accordance with prudent banking practice and applicable rules, regulations and policies of Bank Regulators and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Each of FSI, FNBP and the other Subsidiaries has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and to the knowledge of FSI, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.27    Disclosures in Schedules. Any matter disclosed in any Schedule to this Agreement shall be deemed to have been disclosed in all Schedules to this Agreement.

3.28    Fairness Opinion. The Board of Directors of FSI has received the opinion of Hovde, financial advisor to the Board of Directors of FSI, dated July 31, 2012 to the effect that the Merger Consideration is fair to the shareholders of FSI from a financial point of view, and such opinion is in a form and substance reasonably satisfactory to the Board of Directors.

ARTICLE 4
CONDUCT OF BUSINESS PENDING THE MERGER

4.1    Conduct of Business. From the date of this Agreement to the Effective Time, unless Heartland shall otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including this Section 4.1:

(a)    the business of FSI, FNBP and the other Subsidiaries shall be conducted only in, and neither FSI, FNBP nor any other Subsidiary shall take any action except in, the ordinary course and in accordance, in all material respects, with all applicable laws, rules and regulations and past practices;

(b)    neither FSI, FNBP nor any other Subsidiary shall, directly or indirectly,

(i)    amend or propose to amend its Charter or Bylaws;

(ii)    issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the ordinary course of business;

(iii)    redeem, purchase, acquire or offer to acquire, directly or indirectly, any shares of capital stock of or any other ownership interest in FSI or any Subsidiary;

(iv)    split, combine or reclassify any outstanding shares of capital stock of FSI or any Subsidiary, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of FSI, except that FNBP shall be permitted to pay dividends on the shares of common stock of FNBP owned by FSI;

(v)    borrow any amount or incur or become subject to any material liability, except liabilities incurred in the ordinary course of business, but in no event will FSI, FNBP or any other Subsidiary enter into any long-term borrowings with a term of greater than one year;

(vi)    discharge or satisfy any material lien or encumbrance on the properties or assets of FSI, FNBP or any other Subsidiary or pay any material liability, except otherwise in the ordinary course of business;

(vii)    sell, assign, transfer, mortgage, pledge or subject to any lien or other encumbrance any of its assets, except (A) in the ordinary course of business; provided, that any such sale, assignment or transfer of any real property shall not be considered in the ordinary course of business, (B) liens and encumbrances for current property taxes not yet due and payable and (C) liens and encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(viii)    cancel any material debt or claims or waive any rights of material value, except in the ordinary course of business;

(ix)    acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to FSI, except in exchange for debt previously contracted, including OREO;

(x)    other than as set forth on Schedule3.11, make any single or group of related capital expenditures or commitments therefor in excess of $25,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $50,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate; or

(xi)    enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this Section 4.1(b);

(c)    neither FSI, FNBP or any other Subsidiary shall, directly or indirectly, enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, wage, salary or compensation increases, or severance or termination pay to, or promote, any director, officer, employee, group of employees or consultant or hire any employee, except in the ordinary course of business consistent with past practice as disclosed on Schedule 3.19;

(d)    neither FSI, FNBP nor any other Subsidiary shall adopt or amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as and to the extent required by law or as disclosed on Schedule 3.19;

(e)    each of FSI, FNBP and the other Subsidiaries shall not allow its current insurance policies to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially equal to the coverage under the canceled, terminated or lapsed policies are in full force and effect;

(f)    neither FSI, FNBP nor any other Subsidiary shall enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation which is set forth on Schedule 3.16 or to which FSI, FNBP or any other Subsidiary becomes a party after the date of this Agreement, without prior consultation with Heartland;

(g)    each of FSI, FNBP and the other Subsidiaries shall preserve intact in all material respects the business organization and the goodwill of each of FSI, FNBP and the other Subsidiaries and keep available the services of its officers and employees as a group and preserve intact material agreements and credit facilities, and FSI shall confer on a regular and frequent basis with representatives of Heartland, as reasonably requested by Heartland, to report on operational matters and the general status of ongoing operations;

(h)    neither FSI, FNBP nor any other Subsidiary shall take any action with respect to investment securities held or controlled by any of them inconsistent with past practices, alter its investment portfolio duration policy as heretofore in effect or, without prior consultation with Heartland, take any action that would have or could reasonably be expected to have a material effect on FNBP's asset/liability position;

(i)    FNBP shall not make any agreements or commitments binding it to extend credit except in a manner consistent with past practice and in accordance with FNBP's lending policies as disclosed to Heartland, and FNBP shall not make any agreements or commitments binding it to extend credit in an amount in excess of $350,000, or sell, assign or otherwise transfer any participation in any loan, in each case without prior consultation (as defined below) with Heartland;

(j)    with respect to properties leased by FSI, FNBP or any other Subsidiary, neither FSI, FNBP nor any other Subsidiary shall renew, exercise an option to extend, cancel or surrender any lease of real property nor allow any such lease to lapse, without the consent of Heartland, which consent shall not be unreasonably withheld;

(k)    neither FSI, FNBP nor any other Subsidiary shall make any change in its accounting methods or practices, other than changes required by law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as FNBP, as the case may be; and

(l)    neither FSI, FNBP nor any other Subsidiary shall agree to do any of the foregoing.

For purposes of this Agreement, the words “prior consultation” with respect to any action means advance notice of such proposed action and a reasonable opportunity to discuss such action in good faith prior to taking such action.
ARTICLE 5
ADDITIONAL COVENANTS AND AGREEMENTS

5.1    Filings and Approvals. Heartland and FSI will use all reasonable efforts and will cooperate with the other in the preparation and filing of, and Heartland will file, as soon as practicable after the date of this Agreement, all applications or other documents required to obtain regulatory approvals and consents from (i) the FRB of the Merger under Bank Holding Company Act and the WDFI of the Merger, (ii) the FDIC of the Bank Merger under the Bank Merger Act and the WDFI of the Bank Merger under the WBL, and (iii) any other applicable regulatory authorities, and provide copies of the non-confidential portions of such applications, filings and related correspondence to the other party. Prior to filing each application, registration statement or other document with the applicable regulatory authority, each party will provide the other party with an opportunity to review and comment on the non-confidential portions of each such application, registration statement or other document and will discuss with the other party which portions of this Agreement shall be designated as confidential portions of such applications. Each party will use all reasonable efforts and will cooperate with the other party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

5.2    Certain Loans and Related Matters. FSI will furnish to Heartland a complete and accurate list as of the end of each calendar month after July 2012, within 15 Business Days after the end of each such calendar month, of (a) all of FNBP's periodic internal credit quality reports prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of FNBP classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO, including in-substance foreclosures and real estate in judgment, (d) all new loans where the principal amount advanced exceeds $100,000; (e) any current repurchase obligations of FNBP with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (f) any standby letters of credit issued by FNBP.

5.3    Monthly Financial Statements and Pay Listings. FSI shall furnish Heartland with FSI's and each Subsidiary's (including FNBP's) balance sheets as of the end of each calendar month after July 2012 and the related statements of income, within 15 days after the end of each such calendar month. Such financial statements shall be prepared on a basis consistent with the Latest Balance Sheet and the Related Statements and on a consistent basis during the periods involved and shall fairly present the financial positions of FSI and each of the Subsidiaries, respectively, as of the dates thereof and the results of operations of FSI and each of the Subsidiaries, respectively, for the periods then ended. FSI shall make available to Heartland with FSI's and each Subsidiary's payroll listings as of the end of each pay period after July 2012, within one week after the end of such pay period.

5.4    Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. Heartland and FSI agree that the Final Balance Sheet and Final Retained Earnings shall be adjusted to the extent necessary appropriately to effect the agreements set forth in this Section 5.4.

5.5    Consents and Authorizations. FSI will obtain (at no cost or burden to Heartland), within 60 days after the date of this Agreement, all third party consents necessary or reasonably desirable for the consummation of the transactions contemplated by this Agreement or that could, if not obtained, adversely affect the conduct of the business of FSI or any Subsidiary as it is conducted or proposed to be conducted (the “Required Consents”), including those listed on Schedule 5.5. FSI will keep Heartland reasonably advised of the status of obtaining the Required Consents.

5.6    Title Insurance and Surveys.

(a)    In preparation for the Closing, as soon as reasonably possible and in no event later than September 30, 2012, FSI will furnish to Heartland, at FSI's expense, with respect to each parcel of Owned Real Property a title commitment with respect to a title policy conforming to the following standards: (i) the title policy will be an ALTA Form 2006 Owner's Policy of Title Insurance issued by First American Title Insurance Company, in such amount as Heartland may reasonably determine to be the fair market value of the Owned Real Property, insuring marketable fee title in Heartland as of the Closing, subject only to Permitted Encumbrances; (ii) each title policy will (A) insure title to (by including on Schedule A to such policy) all recorded easements or restrictions benefiting such Owned Real Property, if any, (B) contain an “extended coverage endorsement” insuring over the so-called standard exceptions, (C) contain an ALTA 3.1 zoning endorsement (or equivalent), (D) contain an endorsement insuring access to adjacent public street(s), (E) contain a “contiguity” endorsement if the real property consists of more than one record parcel, (F) contain a “non-imputation” endorsement to the effect that title defects known to the officers, directors or shareholders of Heartland prior to the Closing will not be deemed “facts known to the insured” for purposes of the policy, (G) contain an endorsement that the real property complies with all applicable subdivision Laws and (H) contain such other reasonable endorsements as Heartland may identify prior to Closing. Each commitment will include the title insurer's requirements for issuing its title policy, which requirements shall be met by FSI on or before the Closing Date (including those requirements that must be met by releasing or satisfying monetary liens of ascertainable amount created by, through or under FSI or FNBP (excluding assessments for public improvements levied, pending or deferred against any of the Owned Real Property that are not due at or before the Effective Time), and excluding Encumbrances that FSI is not required by this Agreement to remove at or prior to Closing and those requirements that are to be met solely by Heartland).

(b)    With respect to each parcel of Real Property as to which a title insurance policy is to be procured pursuant to this Section 5.6, FSI will furnish to Heartland a current survey of the Real Property certified to Heartland, the title insurer and Heartland's lender, if any, prepared by a licensed surveyor in the state in which such parcel is located and conforming to current ALTA/ACSM Minimum Detail Requirements for Land Title Surveys, disclosing the location of all improvements, easements, party walls, encroachments, sidewalks, roadways, utility lines, set back lines and other matters shown customarily on such surveys, and showing access affirmatively to public streets and roads.

(c)    If (i) any title commitment or other evidence of title or search of the appropriate real estate records discloses that any party other than FSI or FNBP has title to any of the Owned Real Property; (ii) any title exception is disclosed in Schedule B to any title commitment that is not one of the Permitted Encumbrances or not one that FSI specifies when delivering the title commitment to Heartland that FSI will cause to be deleted from the title commitment concurrently with the Closing, including (A) any exceptions that pertain to Encumbrances securing any loans that do not constitute an Assumed Liability and (B) any exceptions that Heartland reasonably believes could materially and adversely affect Heartland's use and enjoyment of the Real Property described therein; or (iii) any survey discloses any matter that Heartland reasonably believes could materially and adversely affect Heartland's use and enjoyment of the Real Property described therein (a “Title Objection”), Heartland will notify FSI in writing (“Heartland Notice”) of such matters within ten Business Days after receiving all of the title commitments or title evidence and surveys for the Real Property covered thereby. FSI will use its best efforts to cure each Title Objection within twenty (20) Business Days or to provide for positive insurance against such items by the title company. Any Title Objection that the title company is willing to insure over on terms acceptable to FSI and Heartland is referred to as an “Insured Exception.” The Insured Exceptions, together with any title exception or matters disclosed by the survey not objected to by Heartland in the manner aforesaid, will be deemed to be acceptable to Heartland.

(d)    Notwithstanding anything else in this agreement to the contrary, the expenses incurred by FSI or FNBP pursuant to this Section 5.6, including, without limitation, the cost of any surveys, binders or insurance premiums, shall not be considered expenses or liabilities of FSI for purposes of computing the Net Tangible Shareholders' Equity, the Transaction Costs, or for any other purposes of computing the Merger Consideration pursuant to Section 1.2, and to the extent deducted from the Adjusted Tangible Assets in accordance with GAAP at the Determination Date shall, for purposes of such calculation, be added back to Adjusted Tangible Assets.

5.7    No Negotiations, etc.

(a)    For purposes of this Section 5.7:

(i)    “Acquisition Transaction” means (a) a merger, consolidation or other business combination of FSI or FNBP, (b) a restructuring, recapitalization or liquidation of FSI or FNBP, (c) any disposition of any material assets of FSI or FNBP, (d) any issuance, disposition or sale of any shares of capital stock of FNBP to any party other than FSI or Heartland, or (d) any transaction in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 5% of the outstanding securities of any class of voting securities of the FSI.

(ii)    “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Heartland) contemplating or otherwise relating to any Acquisition Transaction.

(iii)    “Superior Proposal” means any Acquisition Proposal by a third party on terms which FSI's Board of Directors determines in its good faith judgment, after receipt of written advice from, its financial advisors (which advice will be communicated to Heartland), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, the likelihood of consummation of any such proposal and any other relevant factors permitted under applicable law, after giving Heartland at least five Business Days to respond to such third-party Acquisition Proposal once the Board has notified Heartland that in the absence of any further action by Heartland it would consider such Acquisition Proposal to be a Superior Proposal, and then taking into account any amendment or modification to this Agreement proposed by Heartland

(b)    FSI will not, and will cause FNBP and its and their respective officers, directors, employees, agents or other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding FSI or FNBP to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required FSI Shareholder Vote, this Section 5.7 will not prohibit FSI from furnishing nonpublic information regarding FSI to, or entering into discussions or negotiations with, any person in response to a Superior Proposal that is submitted to FSI by such Person (and not withdrawn) if (1) neither FSI nor any representative of FSI will have violated any of the restrictions set forth in this Section 5.7, (2) the board of directors of FSI concludes in good faith, after having consulted with and considered the advice of outside counsel to FSI, that such action is required in order for the board of directors of FSI to comply with its fiduciary obligations to FSI's shareholders under applicable law, (3) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, FSI gives Heartland written notice of the identity of such Person and of FSI's intention to furnish nonpublic information to, or enter into discussions with, such Person, and FSI receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of FSI, and (4) at least two Business Days prior to furnishing any such nonpublic information to such Person, FSI furnishes such nonpublic information to Heartland (to the extent such nonpublic information has not been previously furnished by FSI to Heartland). Without limiting the generality of the foregoing, FSI acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any representative of FSI, whether or not such representative of FSI is purporting to act on behalf of FSI, will be deemed to constitute a breach of this Section 5.7 by FSI.

(c)    FSI will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Heartland in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to FSI (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person prior to the Closing Date. FSI will keep Heartland fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(d)    FSI and its Representatives will immediately upon execution of this Agreement cease and cause to be terminated any existing discussions with any person that relate to any Acquisition Proposal.

(e)    FSI will not release or permit the release of any person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which FSI is a party, and will enforce or cause to be enforced each such agreement at the request of Heartland. FSI will promptly request each person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such person by or on behalf of FSI.

5.8    Notification of Certain Matters. Each party shall give prompt notice to the other parties of (a) the occurrence or failure to occur of any event or the discovery of any information, which occurrence, failure or discovery would be likely to cause any representation or warranty on its part contained in this Agreement to be materially untrue or inaccurate when made, at the Effective Time or at any time prior to the Effective Time and (b) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

5.9    Access to Information; Confidentiality; Nonsolicitation of Employees.

(a)    FSI shall permit and shall cause FNBP and the other Subsidiaries to permit Heartland full access on reasonable notice and at reasonable hours to its properties and shall disclose and make available (together with the right to copy) to Heartland and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives of Heartland all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of FSI, FNBP and the other Subsidiaries including, without limitation, all books of account (including, without limitation, the general ledgers), tax records, minute books of directors' and shareholders' meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files (including, without limitation, legal research memoranda), documents relating to assets and title thereto (including, without limitation, abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), Plans affecting employees, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which Heartland may have a reasonable interest, including, without limitation, its interest in planning for integration and transition with respect to the business of FSI, FNBP and the other Subsidiaries; provided, however, that the foregoing rights granted to Heartland shall, whether or not and regardless of the extent to which the same are exercised, in no way affect the nature or scope of the representations, warranties and covenants of FSI set forth herein. In addition, FSI shall cause FNBP and the other Subsidiaries to instruct their officers, employees, counsel and accountants to be available for, and respond to any questions of, such Heartland representatives at reasonable hours and with reasonable notice by Heartland to such individuals, and to cooperate fully with Heartland in planning for the integration of the business of FSI, FNBP and the other Subsidiaries with the business of Heartland and its affiliates.

(b)    Any confidential information or trade secrets of FSI, FNBP or any other Subsidiary received by Heartland, its employees or agents in the course of the consummation of the Merger or Bank Merger shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information, or trade secrets or both shall be destroyed by Heartland or, at FSI's request, returned to FSI if this Agreement is terminated as provided in Article 7. Such information shall not be used by Heartland or its agents to the detriment of

FSI, FNBP or any other Subsidiary.

(c)    In the event that this Agreement shall terminate, neither party shall disclose, except as required by law or pursuant to the request of an administrative agency or other regulatory body, the basis or reason for such termination, without the consent of the other party.

5.10    Filing of Tax Returns and Adjustments.

(a)    FSI, FNBP and the other Subsidiaries shall file (or cause to be filed) at their own expense, on or prior to the due date, all Tax returns, including all Plan returns and reports, for all Tax periods ending on or before the Effective Time where the due date for such returns or reports (taking into account valid extensions of the respective due dates) falls on or before the Effective Time; provided, however, that neither FSI, FNBP nor any other Subsidiary shall file any such Tax returns, or other returns, elections or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, withholding or employment tax returns or statements), or consent to any adjustment or otherwise compromise or settle any matters with respect to Taxes, without prior consultation with Heartland; provided, further, that neither FSI, FNBP nor any other Subsidiary shall make any election or take any other discretionary position with respect to Taxes, in a manner inconsistent with past practices, without the prior written approval of Heartland. In the event the granting or withholding of such approval by Heartland results in additional Taxes owing for any Tax period ending on or before the Effective Time, liability for such additional Taxes shall not cause any representation of FSI relating to Taxes to be untrue. FSI shall provide Heartland with a copy of appropriate workpapers, schedules, drafts and final copies of each federal and state income Tax return or election of FSI and the Subsidiaries (including returns of all Plans) at least ten days before filing such return or election and shall reasonably cooperate with any request by Heartland in connection therewith.

(b)    Heartland, in its sole and absolute discretion and at its sole expense, will file (or cause to be filed) all Tax returns of FSI, FNBP and the other Subsidiaries due after the Effective Time. After the Effective Time, Heartland, in its sole and absolute discretion and to the extent permitted by law, shall have the right to amend, modify or otherwise change all Tax returns of FSI, FNBP and the other Subsidiaries for all Tax periods. To the extent Heartland amends any such Tax returns, other than an amendment at the request of the applicable federal, state, local or foreign Tax authority, and such amendment results in additional Taxes owing for any Tax period ending on or before the Effective Time, such additional Taxes shall not cause any representation of FSI relating to Taxes to be untrue.

5.11    Shareholder Approval; Registration Statement.

(a)    FSI shall call a meeting of its shareholders (the “Shareholder Meeting”) for the purpose of voting upon this Agreement and the Merger, and shall schedule such meeting based on consultation with Heartland as soon as practicable after the Registration Statement (as defined in Section 5.11(b)) is declared effective. The Board of Directors of FSI shall recommend that the shareholders approve this Agreement and the Merger (the “Board Recommendation”), and shall use its best efforts (including, without limitation, soliciting proxies for such approval) to obtain the Required FSI Shareholder Vote. Except as provided in Section 5.7, the Board Recommendation may not be withdrawn or modified in a manner adverse to Heartland, and no resolution by the board of directors of FSI or any committee thereof to withdraw or modify the Board Recommendation in a manner adverse to FSI may be adopted.

(b)    For the purposes of (i) holding the Shareholder Meeting and (ii) registering

Heartland Common Stock to be issued to holders of FSI Common Stock in connection with the Merger with the SEC and with applicable state securities authorities, Heartland shall prepare, with the cooperation of FSI, a registration statement on Form S-4 (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the “Registration Statement”), which shall include a prospectus/proxy statement satisfying all applicable requirements of the 1933 Act, the 1934 Act and applicable Blue Sky Laws (such prospectus/proxy statement, together with any and all amendments or supplements thereto, being herein referred to as the “Prospectus/Proxy Statement”).

(c)    Heartland shall furnish such information concerning Heartland as is necessary in order to cause the Prospectus/Proxy Statement and the Registration Statement, insofar as they relate to Heartland, to be prepared in accordance with Section 5.11(b). Heartland agrees promptly to notify FSI if at any time prior to the Shareholder Meeting any information provided by Heartland in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission.

(d)    FSI shall furnish Heartland with such information concerning FSI and the Subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement and the Registration Statement, insofar as it relates to FSI and the Subsidiaries, to be prepared in accordance with Section 5.11(b), including, without limitation, the opinion of counsel as to tax matters required to be filed as an exhibit thereto. FSI agrees promptly to notify Heartland if at any time prior to the Shareholder Meeting any information provided by FSI in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect, and to provide Heartland with the information needed to correct such inaccuracy or omission.

(e)    Heartland shall promptly, and in any event within ten days of receipt from First Shares pursuant to Section 5.11(d) of all portions of such Registration Statement requiring information relating to First Shares, file the Registration Statement with the SEC and applicable state securities agencies. Heartland shall use reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and applicable Blue Sky Laws at the earliest practicable date. FSI hereby authorizes Heartland to utilize in the Registration Statement the information concerning FSI and the Subsidiaries provided to Heartland for the purpose of inclusion in the Prospectus/Proxy Statement. Heartland shall advise FSI promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Heartland shall furnish FSI with copies of all such documents. Prior to the Effective Time or the termination of this Agreement, each party shall consult with the other with respect to any material (other than the Prospectus/Proxy Statement) that might constitute a “prospectus” relating to the Merger within the meaning of the 1933 Act.

(f)    Heartland shall bear the costs of all SEC filing fees with respect to the Registration Statement and the costs of qualifying the shares of Heartland Common Stock under the Blue Sky Laws, to the extent necessary. Heartland shall bear all printing and mailing costs in connection with the preparation and mailing of the Prospectus/Proxy Statement to FSI shareholders. Heartland and FSI shall each bear their own legal and accounting expenses in connection with the Prospectus/Proxy Statement and the Registration Statement.

5.12    Establishment of Accruals. If requested by Heartland, on the Business Day immediately prior to the Determination Date, FNBP shall, consistent with GAAP, establish such additional accruals and reserves as Heartland indicates are necessary to conform FNBP's accounting and credit loss reserve practices and methods to those of Heartland (as such practices and methods are to be applied to FNBP from and after the Effective Time) and reflect Heartland's plans with respect to the conduct of FNBP's business following the Merger and to provide for the costs and expenses relating to the consummation by FNBP of the transactions contemplated by this Agreement, provided, however, that any such additional accruals and reserves shall not affect the determination of the Merger Consideration pursuant to Section 1.2.

5.13    Employee Matters.

(a)    General. Subject to the following agreements, after the Effective Time, Heartland shall have the right to continue, amend, merge or terminate any of the Plans (as defined in Section 3.19) in accordance with the terms thereof and subject to any limitation arising under applicable law, including tax qualification requirements. Until Heartland shall take such action, however, such Plans shall continue in force for the benefit of present and former employees of FSI or any Subsidiary who have any present or future entitlement to benefits under any of the Plans (“FSI Employees”).

(b)    Employment Agreements. Heartland expressly assumes and agrees to be bound by the terms of the employment agreements with each of Dale R. Kretschmar and Daniel C. Aupperle as disclosed to Heartland (the “Employment Agreements”).

(c)    Limitation on Enforcement. This Section 5.13 is an agreement solely between FSI and Heartland. Nothing in this Section 5.13, whether express or implied, confers upon any employee of FSI, any Subsidiary or Heartland or any other person, any rights or remedies, including, but not limited to: (i) any right to employment or recall, (ii) any right to continued employment for any specified period or (iii) any right to claim any particular compensation, benefit or aggregate of benefits, of any kind or nature whatsoever, as a result of this Section 5.13.

5.14    Tax Treatment. None of FSI, FNBP, the other Subsidiaries nor Heartland shall take any action which would disqualify the Merger as a “reorganization” that would be tax-free to the shareholders of FSI pursuant to Section 368(a) of the Code.

5.15    Loan Participations. FSI agrees that it will not sell any loan participation or renew any loan participation without first offering to sell such loan participation to Heartland on the same terms as such sale or renewal.

5.16    Updated Schedules. On a date 15 Business Days prior to the Effective Date and on the Effective Date, FSI shall modify any Schedule to this Agreement or add any Schedule or Schedules hereto for the purpose of making the representations and warranties to which any such Schedule relates true and correct in all material respects as of such date, whether to correct any misstatement or omission in any Schedule or to reflect any additional information obtained by FSI subsequent to the date any Schedule was previously delivered by FSI to Heartland. Notwithstanding the foregoing, any updated Schedule shall not have the effect of making any representation or warranty contained in this Agreement true and correct in all material respects for purposes of Section 6.3(a) hereof.

5.17    280G Approval. FSI shall make no payments that separately or in the aggregate could or would result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

ARTICLE 6
CONDITIONS

6.1    Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)    Regulatory Approvals. The Regulatory Approvals shall have been obtained and the applicable waiting periods, if any, under all statutory or regulatory waiting periods shall have lapsed. None of such approvals shall contain any conditions or restrictions that Heartland reasonably believes will materially restrict or limit the business or activities of Heartland, FSI or the Subsidiaries or have a material adverse effect on, or would be reasonably likely to have a material adverse effect on, the business, operations or financial condition of Heartland and its subsidiaries, taken as a whole, on the one hand, or FSI and the Subsidiaries, taken as a whole, on the other hand.

(b)    No Injunction. No injunction or other order entered by a state or federal court of competent jurisdiction shall have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.

(c)    No Prohibitive Change of Law. There shall have been no law, statute, rule or regulation, domestic or foreign, enacted or promulgated which would materially impair the consummation of the transactions contemplated hereby.

(d)    Governmental Action. There shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any federal, state or other court, government or governmental authority or agency, which would reasonably be expected to result, directly or indirectly, in (i) restraining or prohibiting the consummation of the transactions contemplated hereby or obtaining material damages from FSI, any Subsidiary, Heartland or any of Heartland's subsidiaries in connection with the transactions contemplated hereby, (ii) prohibiting direct or indirect ownership or operation by Heartland of all or a material portion of the business or assets of FSI or any Subsidiary or of Heartland or any of its subsidiaries, or to compelling Heartland or any of its subsidiaries or FSI or any Subsidiary to dispose of or to hold separately all or a material portion of the business or assets of Heartland or any of its subsidiaries or of FSI or any Subsidiary, as a result of the transactions contemplated hereby, or (iii) requiring direct or indirect divestiture by Heartland of any of its business or assets or of the business or assets of FSI or any Subsidiary.

(e)    No Termination. No party hereto shall have terminated this Agreement as permitted herein.

(f)    Shareholder Approval. The Merger shall have been approved by the Required FSI Shareholder Vote.

(g)    Registration Statement. The registration statement on Form S-4 referred to in Section 5.11 shall have been declared and shall remain effective and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC.

6.2    Additional Conditions to Obligation of FSI. The obligation of FSI to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)    Representations and Warranties. The representations and warranties set forth in Article 2 that are not subject to materiality or material adverse effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and the representations and warranties set forth in Article 2 that are subject to materiality or material adverse effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date (without taking into account any supplemental disclosures after the date of this Agreement by Heartland or the discovery of information by FSI).

(b)    Agreements. Heartland shall have performed and complied with each of its agreements contained in this Agreement.

(c)    Officer's Certificate. Heartland shall have furnished to FSI a certificate of the Chief Financial Officer of Heartland, dated as of the Effective Time, in which such officer shall certify that such officer has no reason to believe that the conditions set forth in Sections 6.2(a) and (b) have not been fulfilled.

(d)    Heartland Secretary's Certificate. Heartland shall have furnished to FSI (i) copies of the text of the resolutions by which the corporate action on the part of Heartland necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of Heartland by its corporate secretary or one of its assistant corporate secretaries certifying to FSI that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)    Change in Control of Heartland. Heartland shall not have (i) been merged or consolidated with or into, or announced an agreement to merge with or into, another corporation in any transaction in which the holders of the voting securities of Heartland would not hold a majority of the voting securities of the surviving corporation, (ii) sold all or substantially all of its assets, or (iii) had one person or group acquire, directly or indirectly, beneficial ownership of more than 50% of the outstanding Heartland Common Stock.

6.3    Additional Conditions to Obligation of Heartland. The obligation of Heartland to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)    Representations and Compliance. The representations and warranties set forth in Article 3 that are not subject to materiality or material adverse effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and the representations and warranties set forth in Article 3 that are subject to materiality or material adverse effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date (without taking into account any supplemental disclosures after the date of this Agreement by FSI or the discovery of information by Heartland).

(b)    Agreements. FSI shall have performed and complied with each of its agreements contained in this Agreement.

(c)    Officers' Certificate of FSI. FSI shall have furnished to Heartland a certificate of the Chief Executive Officer of FSI, dated as of the Effective Time, in which such officers shall certify to the conditions set forth in Section 6.3(a).

(d)    FSI Secretary's Certificate. FSI shall have furnished to Heartland (i) copies of the text of the resolutions by which the corporate action on the part of FSI necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of FSI by its corporate secretary or one of its assistant corporate secretaries certifying to Heartland that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)    Dissenting Shares. The total number of Dissenting Shares shall be no greater than seven on one-half percent (7.5%) of the number of outstanding shares of FSI Common Stock.

(f)    Required Consents. Each Required Consent will have been obtained and be in full force and effect and such actions as Heartland's counsel may reasonably require will have been taken in connection therewith.

(g)    Transactional Expenses. Heartland shall have received proof satisfactory to it that FSI has paid or fully accrued for as of the Determination Date all of the Transaction Costs.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER

7.1    Reasons for Termination. This Agreement, by prompt written notice given to the other parties prior to or at the Closing, may be terminated:

(a)    by mutual consent of the boards of directors of Heartland and FSI;

(b)    by either Heartland or FSI if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) by December 28, 2012 (the “Termination Date”);

(c)    by either Heartland or FSI if the Required FSI Shareholder Vote shall not have been obtained at the Shareholder Meeting or at any adjournment or postponement thereof;

(d)    by either Heartland or FSI if the Average Closing Price is $15.25 or less;

(e)    by FSI if (i) Heartland has or will have breached any representation, warranty or agreement contained in this Agreement in any material respect, or (ii) if any of the conditions in Section 6.1 or 6.2 becomes impossible to satisfy (other than through the failure of FSI to comply with its obligations under this Agreement);

(f)    by FSI if the Regulatory Approvals have not been obtained as of three Business Days prior to the Termination Date (other than through the failure of FSI to comply with its obligations under this Agreement, including the obligations set forth in Section 5.1);

(g)    by FSI if at any time prior to the adoption of this Agreement by the Required FSI Shareholder Vote, (i) FSI is not in material breach of any of the terms of this Agreement, and (ii) the board of directors of FSI authorizes FSI, subject to complying with the terms of this Agreement, to enter into an alternative acquisition agreement with respect to a Superior Proposal and FSI notifies Heartland in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice (an “Alternative Offer Acceptance”);

(h)    by Heartland if: (i) FSI has or will have breached any representation, warranty or agreement contained in this Agreement in any material respect, or (ii) if any of the conditions in Section 6.1 or 6.3 becomes impossible to satisfy (other than through the failure of Heartland to comply with its obligations under this Agreement);

(i)    by Heartland if there has been an Alternative Offer Acceptance;

(j)    by either FSI or Heartland if the amount subtracted from Adjusted Tangible Assets pursuant to Section 1.2(a)(i)(D) as the Reserve Adjustment exceeds $300,000.

7.2    Effect of Termination. Except as provided in Sections 7.3, 7.4 and 7.5, if this Agreement is terminated pursuant to Section 7.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Heartland, FSI or any of their respective representatives, and all rights and obligations of each party hereto shall cease; provided, however, that, subject to Sections 7.3, 7.4 and 7.5, nothing herein shall relieve any party from liability for the breach of any of its covenants or agreements set forth in this Agreement.

7.3    Expenses. Except as provided in Sections 7.4 and 7.5, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated. “Expenses” as used in this Agreement shall consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of shareholder approvals and all other matters related to the consummation of the Merger.

7.4    FSI Termination Payments.

(a)    If this Agreement is terminated by:

(i)    Heartland or FSI pursuant to Section 7.1(c);

(ii)    Heartland pursuant to Section 7.1(h) solely because of breach of the obligations of FSI pursuant to Section 5.11(a) because of failure to call the Shareholder Meeting, because of failure to make the Board Recommendation or because of a change in the Board Recommendation adverse to Heartland;

(iii)    FSI pursuant to Section 7.1(g); or

(iv)    Heartland pursuant to Section 7.1(i),

and provided in the case of clauses (i) and (ii), Heartland is in material compliance with all of its material obligations under this Agreement, then FSI shall pay to Heartland, within five Business Days of presentation from time to time by Heartland of any invoice for the same, all Expenses incurred by Heartland.
(b)    In addition to any payments described in Section 7.4(a), if this Agreement is terminated (i) pursuant to Sections 7.1(g) or 7.1(i), or (ii) by Heartland pursuant to Section 7.1(c) after there has been a failure to make the Board Recommendation or a change in the Board Recommendation, then FSI shall pay to Heartland within ten (10) days of any such termination, as liquidated damages, the sum of three hundred and fifty thousand dollars ($350,000).

7.5    Heartland Termination Payments If this Agreement is terminated by FSI pursuant to Section 7.1(f), and provided that FSI is in material compliance with all of its material obligations under this Agreement, then Heartland shall pay to FSI, within five Business Days of presentation by FSI from time to time of any invoice for the same, all Expenses incurred by FSI.

7.6    Amendment. This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto.

7.7    Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto or (b) waive compliance with any of the agreements of any other parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

ARTICLE 8
GENERAL PROVISIONS

8.1    Press Releases and Announcements. Any public announcement, including any announcement to employees, customers, suppliers or others having dealings with FSI, FNBP or any other Subsidiary, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as Heartland determines and approves. Heartland will have the right to be present for any in-Persons announcement by FSI. Unless consented to by Heartland or required by Law, FSI will keep, and will cause each of its Subsidiaries to keep, this Agreement and the transactions contemplated by this Agreement confidential.

8.2    Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by fax, by e-mail, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by it by like notice):

if to Heartland:

1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Telephone: (563)589-1994 FAX: (563)589-1951
Attention:     John K. Schmidt, Executive Vice President, Chief
    Operating Officer and CFO; and
Michael Coyle, General Counsel
email:        jschmidt@htlf.com
mcoyle@htlf.com

with a copy to:
Dorsey & Whitney LLP
50 South Sixth Street
Suite 1500
Minneapolis, Minnesota 55402-1391
Attention: Thomas Martin
Fax: (612) 340-8706
e-mail: martin.tom@dorsey.com

if to FSI:
First Shares, Inc.
10 Keystone Parkway
Platteville, WI 53818
Telephone: (608) 348-7777
Fax: (608) 348-7100
Attention:     Dale R. Kretschmar
President & CEO
e-mail: dale.kretschmar@firstconnect.com

with a copy to:
Boardman & Clark LLP
1 South Pinckney Street, Fourth Floor
P.O. Box 927
Madison, Wisconsin 53701-0927
Attention: John Knight
Fax: (608) 283-1709
e-mail: jknight@boardmanclark.com

All such notices and other communications shall be deemed to have been duly given as follows: when delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt electronically acknowledged, if faxed or e-mailed; and the next day after being delivered to an overnight delivery service.

8.3    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement, except that Heartland may assign any of its rights under this Agreement to one or more Subsidiaries of Heartland, so long as Heartland remains responsible for the performance of all of its obligations under this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

8.4    No Third Party Beneficiaries. Nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.

8.5    Schedules. The Schedules correspond to the specific sections contained in Article 3. Nothing in a Schedule is deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies in the corresponding schedule the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item is not deemed adequate to disclose an exception to a representation or warranty unless the representation or warranty relates solely to the existence of the document or other item itself. Each Schedule relates only to the representations and warranties in the section and subsection of this Agreement to which they correspond and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the statements in this Agreement and statements in a Schedule, the statements in this Agreement will control and the statements in the Schedule will be disregarded.

8.6    Interpretation. When a reference is made in this Agreement to subsidiaries of Heartland or First Shares, the word “Subsidiary” means any “majority-owned subsidiary” (as defined in Rule 12b-2 under the 1934 Act) of Heartland or First Shares, as the context requires; provided, however, that neither FSI nor any Subsidiary shall at any time be considered a subsidiary of Heartland for purposes of this Agreement. When a reference is made to FSI's knowledge, the knowledge of FSI, or similar language, the term “knowledge” means the actual knowledge of any director or officer of FSI or FNBP, or the knowledge that it is reasonable to expect a prudent person with such a role and responsibility to hold. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits and Schedules hereto). As used in this Agreement, the masculine, feminine and neuter genders shall be deemed to include the others if the context requires.

8.7    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties shall negotiate in good faith to modify this Agreement and to preserve each party's anticipated benefits under this Agreement.

8.8    Complete Agreement. This Agreement contains the complete agreement between the parties and supersedes any prior understandings, agreements or representations by or between the parties, written or oral. FSI acknowledges that Heartland has made no representations, warranties, agreements, undertakings or promises except for those expressly set forth in this Agreement or in agreements referred to herein that survive the execution and delivery of this Agreement.

8.9    Governing Law. THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF DELAWARE WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.

8.10    Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of FSI, FNBP and the other Subsidiaries, is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity (without any requirement that Heartland provide any bond or other security). The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

8.11    Intentionally Deleted

8.12    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.12.

8.13    Investigation of Representations, Warranties and Covenants. No investigation made by or on behalf of the parties hereto or the results of any such investigation shall constitute a waiver of any representation, warranty or covenant of any other party.

8.14    No Survival of Representations. The representations, warranties and covenants made by FSI and Heartland in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate on, and shall have no further force or effect after, the Effective Time, except for those covenants contained herein or therein which by their terms apply in whole or in part after the Effective Time.

[The remainder of this page is intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective duly elected and authorized officers.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ MICHAEL J. COYLE
Michael J. Coyle, Senior Vice President and Senior General Counsel

FIRST SHARES, INC.

By:	/s/ DALE R. KRETSCHMAR
Dale R. Kretschmar, President and Chief Executive Officer

APPENDIX B
SUBCHAPTER XIII
DISSENTERS' RIGHTS

180.1301  Definitions. In Sections 180.1301 to 180.1331:

(1)	“Beneficial shareholder” means a person who is a beneficial owner of shares held by a nominee as the shareholder.

(1m)	“Business combination” has the meaning given in Section 180.1130 (3).

(2)
“Corporation” means the issuer corporation or, if the corporate action giving rise to dissenters' rights under Section 180.1302 is a merger or share exchange that has been effectuated, the surviving domestic corporation or foreign corporation of the merger or the acquiring domestic corporation or foreign corporation of the share exchange.

(3)
“Dissenter” means a shareholder or beneficial shareholder who is entitled to dissent from corporate action under Section 180.1302 and who exercises that right when and in the manner required by Sections 180.1320 to 180.1328.

(4)
“Fair value”, with respect to a dissenter's shares other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. “Fair value”, with respect to a dissenter's shares in a business combination, means market value, as defined in Section 180.1130 (9) (a) 1. to 4.

(5)
“Interest” means interest from the effectuation date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.

(6)	“Issuer corporation” means a domestic corporation that is the issuer of the shares held by a dissenter before the corporate action.
180.1302  Right to dissent.

(1)
Except as provided in sub. (4) and Section 180.1008 (3), a shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a)	Consummation of a plan of merger to which the issuer corporation is a party if any of the following applies:

1.	Shareholder approval is required for the merger by Section 180.1103 or by the articles of incorporation.

2.	The issuer corporation is a subsidiary that is merged with its parent under Section 180.1104.

3.	The issuer corporation is a parent that is merged with its subsidiary under Section 180.1104. This subdivision does not apply if all of the following are true:

a.
The articles of incorporation of the surviving corporation do not differ from the articles of incorporation of the parent before the merger, except for amendments specified in Section 180.1002 (1) to (9).

b.
Each shareholder of the parent whose shares were outstanding immediately before the effective time of the merger holds the same number of shares with identical designations, preferences, limitations, and relative rights, immediately after the merger.

c.
The number of voting shares, as defined in Section 180.1103 (5) (a) 2., outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of voting shares of the parent outstanding immediately before the merger.

d.
The number of participating shares, as defined in Section 180.1103 (5) (a) 1., outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of participating shares of the parent outstanding immediately before the merger.

(b)
Consummation of a plan of share exchange if the issuer corporation's shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.

(c)
Consummation of a sale or exchange of all, or substantially all, of the property of the issuer corporation other than in the usual and regular course of business, including a sale in dissolution, but not including any of the following:

1.	A sale pursuant to court order.

2.	A sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

(cm)	Consummation of a plan of conversion.

(d)
Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.

(2)    Except as provided in sub. (4) and Section 180.1008 (3), the articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her shares if the amendment materially and adversely affects rights in respect of a dissenter's shares because it does any of the following:

(a)	Alters or abolishes a preferential right of the shares.

(b)	Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for The redemption or repurchase, of the shares.

(c)	Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.

(d)	Excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e)	Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 180.0604.

(3)
Notwithstanding sub. (1) (a) to (c), if the issuer corporation is a statutory close corporation under Sections 180.1801 to 180.1837, a shareholder of the statutory close corporation may dissent from a corporate action and obtain payment of the fair value of his or her shares, to the extent permitted under sub. (1) (d) or (2) or Section 180.1803, 180.1813 (1) (d) or (2) (b), 180.1815 (3) or 180.1829 (1) (c).

(4)
Unless the articles of incorporation provide otherwise, subs. (1) and (2) do not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.

(5)
Except as provided in Section 180.1833, a shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under Sections 180.1301 to 180.1331 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer corporation.

180.1303  Dissent by shareholders and beneficial shareholders.

(1)
A shareholder may assert dissenters' rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a shareholder who under this subsection asserts dissenters' rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(2)	A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:

(a)	Submits to the corporation the shareholder's written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters' rights.

(b)	Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.
180.1320  Notice of dissenters' rights.

(1)
If proposed corporate action creating dissenters' rights under Section 180.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may be entitled to assert dissenters' rights under Sections 180.1301 to 180.1331 and shall be accompanied by a copy of those sections.

(2)
If corporate action creating dissenters' rights under Section 180.1302 is authorized without a vote of shareholders, the corporation shall notify, in writing and in accordance with Section 180.0141, all shareholders entitled to assert dissenters' rights that the action was authorized and send them the dissenters' notice described in Section 180.1322.

180.1321  Notice of intent to demand payment.

(1)
If proposed corporate action creating dissenters' rights under Section 180.1302 is submitted to a vote at a shareholders' meeting, a shareholder or beneficial shareholder who wishes to assert dissenters' rights shall do all of the following:

(a)
Deliver to the issuer corporation before the vote is taken written notice that complies with Section 180.0141 of the shareholder's or beneficial shareholder's intent to demand payment for his or her shares if the proposed action is effectuated.

(b)	Not vote his or her shares in favor of the proposed action.

(2)	A shareholder or beneficial shareholder who fails to satisfy sub. (1) is not entitled to payment for his or her shares under Sections 180.1301 to 180.1331.
180.1322  Dissenters' notice.

(1)
If proposed corporate action creating dissenters' rights under Section 180.1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders and beneficial shareholders who satisfied Section 180.1321.

(2)
The dissenters' notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders' meeting or without a vote of shareholders, whichever is applicable. The dissenters' notice shall comply with Section 180.0141 and shall include or have attached all of the following:

(a)	A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.

(b)	For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.

(c)
A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters' rights to certify whether he or she acquired beneficial ownership of the shares before that date.

(d)	A date by which the corporation must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters' notice is delivered.

(e)	A copy of Sections 180.1301 to 180.1331.
180.1323  Duty to demand payment.

(1)
shareholder or beneficial shareholder who is sent a dissenters' notice described in Section 180.1322, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters' notice described in Section 180.1322, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters' notice under Section 180.1322 (2) (c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.

(2)
shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.

(3)
shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters' notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters' notice, is not entitled to payment for his or her shares under Sections 180.1301 to 180.1331.
180.1324  Restrictions on uncertificated shares.

(1)
The issuer corporation may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under Section 180.1326.

(2)
The shareholder or beneficial shareholder who asserts dissenters' rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.

180.1325  Payment.

(1)
payment demand, whichever is later, the corporation shall pay each shareholder or beneficial shareholder who has complied with Section 180.1323 the amount that the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(2)	The payment shall be accompanied by all of the following:

(a)
The corporation's latest available financial statements, audited and including footnote disclosure if available, but including not less than a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any.

(b)	A statement of the corporation's estimate of the fair value of the shares.

(c)	An explanation of how the interest was calculated.

(d)	A statement of the dissenter's right to demand payment under Section 180.1328 if the dissenter is dissatisfied with the payment.

(e)	A copy of Sections 180.1301 to 180.1331.
180.1326  Failure to take action.

(1)
If an issuer corporation does not effectuate the corporate action within 60 days after the date set under Section 180.1322 for demanding payment, the issuer corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2)
If after returning deposited certificates and releasing transfer restrictions, the issuer corporation effectuates the corporate action, the corporation shall deliver a new dissenters' notice under Section 180.1322 and repeat the payment demand procedure.

180.1327  After-acquired shares.

(1)
A corporation may elect to withhold payment required by Section 180.1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters' notice under Section 180.1322 (2) (c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)
To the extent that the corporation elects to withhold payment under sub. (1) after effectuating the corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under Section 180.1328 if the dissenter is dissatisfied with the offer.
180.1328  Procedure if dissenter dissatisfied with payment or offer.

(1)
A dissenter may, in the manner provided in sub. (2), notify the corporation of the dissenter's estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment received under Section 180.1325, or reject the offer under Section 180.1327 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:

(a)
The dissenter believes that the amount paid under Section 180.1325 or offered under Section 180.1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

(b)	The corporation fails to make payment under Section 180.1325 within 60 days after the date set under Section 180.1322 for demanding payment.

(c)
The issuer corporation, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set under Section 180.1322 for demanding payment.

(2)
A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the corporation of his or her demand under sub. (1) in writing within 30 days after the corporation made or offered payment for his or her shares. The notice shall comply with Section 180.0141.

180.1330  Court action.

(1)
If a demand for payment under Section 180.1328 remains unsettled, the corporation shall bring a special proceeding within 60 days after receiving the payment demand under Section 180.1328 and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not bring the special proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)
The corporation shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer corporation that merged with or whose shares were acquired by the foreign corporation.

(3)
The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in Section 801.14.

(4)
The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5)	Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:

(a)	The amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation.

(b)
The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the dissenter's notice under Section 180.1322 (2) (c), for which the corporation elected to withhold payment under Section 180.1327.

180.1331  Court costs and counsel fees.
(1)

(a)
Notwithstanding Sections 814.01 to 814.04, the court in a special proceeding brought under Section 180.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the corporation, except as provided in par. (b).

(b)
Notwithstanding Sections 814.01 and 814.04, the court may assess costs against all or some of the dissenters, in amounts that the court finds to be equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under Section 180.1328.

(2)
The parties shall bear their own expenses of the proceeding, except that, notwithstanding Sections 814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:

(a)	Against the corporation and in favor of any dissenter if the court finds that the corporation did not substantially comply with Sections 180.1320 to 180.1328.

(b)
Against the corporation or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3)
Notwithstanding Sections 814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

APPENDIX C
July 31, 2012

Board of Directors
First Shares, Inc.
10 Keystone Parkway
Platteville, WI 53818

Dear Members of the Board:

We understand that First Shares, Inc., a Wisconsin corporation (“FSI”), and Heartland Financial USA, Inc., a Delaware corporation (“Heartland”), are about to enter into a Merger Agreement to-be-dated on or about July 31, 2012 (the “Agreement”). Pursuant to the terms and conditions of the Agreement, and, except as otherwise set forth therein, at the Effective Time (as defined in the Agreement), FSI will be merged with and into the Heartland (the “Merger”), and Heartland shall continue as the corporation surviving the MergerSurviving Corporation. We further understand that as a result of the Merger, all of the outstanding shares of the common stock, $0.25 par value, of FSI (the “FSI Common Stock”), will have the right to receive the Merger Consideration (as defined in the Agreement) on the terms and subject to the conditions set forth in the Agreement. We also note that FSI owns all of the issued and outstanding capital stock of First National Bank of Platteville, a national banking association (“FNBP”), and Heartland owns all of the issued and outstanding capital stock of Wisconsin Bank and Trust, a Wisconsin state bank (“WBT”) and that FNBP will be merged with and into WBT simultaneous with, or immediately after the, Merger (the “Bank Merger”).

Pursuant and subject to the terms and conditions of the Agreement, at the Effective Time, and without any further action of Heartland, FSI or any holder of FSI Common Stock, each issued and outstanding share of FSI Common Stock (other than shares to be canceled pursuant to Section 1.2(d) of the Agreement and Dissenting Shares (as defined in Section 1.6 of the Agreement))(the “Converted Shares”) will be canceled and extinguished and be converted into and become a right to receive (A) the number of shares of Heartland Common Stock determined in accordance with Subsection 1.2(c)(i) of the Agreement (subject to adjustment as provided in Section 1.3 of the Agreement), plus (B) the amount of cash determined in accordance with Subsection 1.2(c)(ii) of the Agreement.

As used herein, the term “Merger Consideration” means the consideration into which any Converted Shares will be converted pursuant to this Section 1.2(c) of the Agreement, comprised of the Stock Merger Consideration and the Cash Merger Consideration.
We note that as set forth in Section 1.2(c)(i) of the Agreement, the number of shares of Heartland Common Stock issuable for each Converted Share will be equal to the quotient of (A) the greater of (x) Six Million Two Hundred Thousand dollars ($6,200,000) and (y) four and eight tenths percent (4.8%) of Adjusted Tangible Assets, divided by (B) the product of (x) the Average

Board of Directors
July 31, 2012

Closing Price multiplied by (y) the Outstanding FSI Shares (the “Stock Merger Consideration”). No fractional shares of Heartland Common Stock will be issued for Converted Shares, and in lieu of any fractional share, Heartland will pay pursuant to Subsection 1.2(c)(ii) of the Agreement, to each holder of Converted Shares who otherwise would be entitled to receive a fractional share of Heartland Common Stock, an amount of cash (without interest) equal to the product of (a) the Average Closing Price multiplied by (b) the fractional share interest to which such holder would otherwise be entitled (the “Fractional Share Amount”).

We further note that as set forth in Section 1.2(c)(ii) of the Agreement, the amount of cash paid for each Converted Share shall be equal to the Fractional Share Amount, plus an additional amount equal to the quotient of:
the difference between (A) Adjusted Tangible Shareholders' Equity and (B) the greater of (x) Seven Million Seven Hundred and Fifty Thousand dollars ($7,750,000) and (y) six percent (6%) of Adjusted Tangible Assets; divided by the Outstanding FSI Shares (the “Cash Merger Consideration”).
In determining the estimate of the Merger Consideration, we relied on estimates and information provided by FSI's management to determine Adjusted Tangible Assets and Adjusted Tangible Shareholders' Equity. In reliance on such estimates and information, we have assumed that Adjusted Tangible Assets and Adjusted Tangible Shareholders' Equity are currently $129,604,000 and $12,426,000, respectively (net of estimated Transaction Costs and related expenses of $898,000), and we have assumed that there will be no net material changes in those amounts as of the Determination Date. Based on these assumptions, FSI shareholders (in the aggregate) will have the right to receive the Merger Consideration in the form of (a) Stock Merger Consideration of Six Million Two Hundred Thousand Dollars in the form of Heartland Common Stock ($6,200,000), and (b) Cash Merger Consideration equal to Four Million Six Hundred Seventy-Six Thousand Three Hundred Dollars ($4,676,300). Accordingly, based on the current FSI Common Stock outstanding of 253,263 shares and the 5,000 shares of Restricted Stock outstanding, the per share Merger Consideration to be received by shareholders of FSI will be Forty Two Dollars and Eleven Cents ($42.11) per share of FSI Common Stock.

Actual FSI Adjusted Tangible Assets and Adjusted Tangible Shareholders' Equity for purposes of the Merger and related amounts derived from those figures cannot be determined until the Determination Date occurs, and the Determination Date cannot be predicted with any certainty at this time. Additionally, we have assumed that the Average Closing Price of Heartland Common Stock at Closing will be greater than $15.25 per share. We have further assumed for purposes of our opinion that there will be no adjustment to the Heartland Common Stock to be issued to holders of Converted Shares at the Effective Time.

The foregoing description of the Merger, Merger Consideration, Stock Merger Consideration, and Cash Merger Consideration, are qualified in their entirety by reference to the Agreement. Capitalized terms used herein that are not otherwise defined shall have the same

Board of Directors
July 31, 2012

meaning attributed to them in the Agreement. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of FSI. This opinion addresses only the fairness of the Merger Consideration to be received by FSI, and we are not opining on the individual components of the Merger Consideration.

Hovde Financial, Inc. (“Hovde” or “we”), as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In addition to being retained to render this opinion letter, we were retained by FSI to act as its financial advisor in connection with the Merger.

We will receive compensation from FSI in connection with our services, which may include, without limitation, an initial fee for providing general financial advisory services, a fairness opinion fee that is contingent upon the issuance of this opinion letter and a completion fee that is contingent upon the consummation of the Merger. Further, FSI has agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement. Except for the foregoing, during the past two years there have not been, and there are no mutual understandings contemplating in the future, any material relationships between Hovde and its affiliates and FSI.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)    reviewed the Agreement;

(ii)	reviewed certain historical publicly available business and financial information concerning FSI and Heartland;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning FSI;

(iv)	analyzed financial projections prepared by certain members of FSI's senior management;

(v)	discussed with certain members of FSI's and Heartland's senior management, the business, financial condition, results of operations and future prospects of FSI;

(vi)	discussed with certain members of FSI's and Heartland's senior management, the business, financial condition, and results of operations of Heartland;

(vii)
reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

Board of Directors
July 31, 2012

(viii)	reviewed historical market prices and trading volumes of Heartland's Common Stock;

(ix)	analyzed the pro forma impact of the Merger on the combined company's earnings per share, consolidated capitalization and financial ratios;

(x)	evaluated the pro forma ownership of Heartland's Common Stock by FSI's shareholders;

(xi)	assessed the general economic, market and financial conditions;

(xii)	taken into consideration our experience in other similar transactions and securities valuations as well as our knowledge of the financial services industry; and

(xiii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed, without independent verification, that the representations and financial, legal, regulatory, tax, accounting and other information provided to us by the parties to the Agreement, which has formed a substantial basis for this opinion, are true and complete. In that regard, we have assumed that the financial forecasts, including, without limitation, the projections regarding non-performing assets, loan loss reserves and net charge-offs, have been reasonably prepared by FSI on a basis reflecting the best currently available information and FSI's judgments and estimates. Further, we have assumed that such forecasts would be realized in the amounts and at the times contemplated thereby.
We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for FSI and its affiliates are in the aggregate adequate to cover such losses. We were not retained to, and did not conduct, a physical inspection of any of the properties or facilities of FSI or its affiliates. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of FSI or any of its affiliates or Heartland, and we were not furnished with any such evaluations or appraisals.
We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to the parties to the Agreement. FSI and Heartland have advised us that there are no known factors that would impede any necessary regulatory or governmental approval of the Merger, and we have assumed that this is so for purposes of our opinion. Further, we have assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restrictions will be imposed on the parties to the Agreement that would have a material adverse effect on the contemplated benefits of the Merger. We have also assumed that there would be no change in applicable law or regulation that would cause a material adverse change in the prospects or operations of the combined company after the Merger.

Board of Directors
July 31, 2012

Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed upon in our engagement letter.

Our opinion does not constitute a recommendation to FSI as to whether or not FSI should enter into the Agreement or to any shareholder of FSI as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Further, our opinion neither addresses the underlying business decision to proceed with the Merger nor the fairness of the amount or nature of the compensation to be received by any of FSI's officers, directors or employees, or class of such persons, relative to the Merger Consideration to be paid with respect to the Merger. Our opinion should not be construed as implying that the Merger Consideration is necessarily the highest or best price that could be obtained in a merger, sale or other business combination. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement and/or the enforceability of any such terms or provisions. This opinion was approved by Hovde's fairness committee.

This letter is directed solely to the board of directors of FSI and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement or any other document, except in each case in accordance with our prior written consent; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of FSI's common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the Merger Consideration to be paid in connection with the Merger is fair to the shareholders of FSI from a financial point of view.

Sincerely,

HOVDE FINANCIAL, INC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Heartland is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.
As permitted by Delaware law, Heartland has included in its certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain limitations. In addition, Heartland's certificate of incorporation and bylaws provide that it is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary and Heartland may advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.
Item 21. Exhibits and Financial Statement Schedules.
Number    Description

2.1
Agreement and Plan of Merger, dated as of July 31, 2012, between Heartland Financial USA, Inc. and First Share, Inc.. (included as Annex A to the proxy statement/prospectus contained in this registration statement)

3.1		Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference from Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 7, 2008).
3.2		Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2009)
3.3
Certificate of Designations Of Fixed Rate Cumulative Perpetual Preferred Stock, Series B (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on December 22, 2008).

3.4
Certificate of Designations Of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed September 15, 2011).

3.5		Bylaws of Heartland Financial USA, Inc. (incorporated by reference from Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed on March 15, 2004).
5.1	*	Opinion of Dorsey & Whitney LLP with respect to legality
8.1	*	Opinion of Boardman & Clark LLP with respect to tax matters
23.1	**	Consent of KPMG LLP
23.2	*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.3	*	Consent of Boardman & Clark LLP (included in Exhibit 8.1).
24.1	**	Power of Attorney
99.1	*	Form of Proxy
* Filed with the first filing of this registration statement
** Filed herewith

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Item 22. Undertakings.
The undersigned registrant hereby undertakes:
(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)     To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
(2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii)     Each prospectus required to be filed pursuant to Rule 424(b)(2), 424(b)(5), or 424(b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), 415(a)(1)(vii), or 415(a)(1)(x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of the securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)     That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new

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registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused amendment no. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dubuque, State of Iowa, on the 6th day of September, 2012.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Lynn B. Fuller
Lynn B. Fuller
President, Chief Executive Officer and Chairman
Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities indicated on the 6th day of September, 2012.

Signature	Title
/s/ Lynn B. Fuller	President, Chief Executive Officer, Chairman and Director (principal executive officer)
Lynn B. Fuller
/s/ John K. Schmidt	Executive Vice President, Chief Operating Officer, Chief Financial Officer and Director (principal financial and accounting officer)
John K. Schmidt
/s/ James F. Conlan*	Director
James F. Conlan
/s/ John W. Cox, Jr.*	Director
John W. Cox, Jr.
/s/ Mark C. Falb*	Director
Mark C. Falb
/s/ Thomas L. Flynn *	Director
Thomas L. Flynn
/s/ James R. Hill*	Director
James R. Hill
* By /s/ John K. Schmidt
John K. Schmidt, attorney in fact

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